Filed pursuant to Rule 424(b)(4)

Registration No. 333-257708

PROSPECTUS

IDW MEDIA HOLDINGS, INC.

2,500,000 Shares of Class B common stock

We are offering 2,500,000 shares of Class B common stock, par value $0.01 (“Class B common stock”, and each a “Share” and collectively, the “Shares”) of IDW Media Holdings, Inc. (the “Company,” “IDWMH” “IDW” “we,” “our” or “us”) at a public offering price of $3.60 per share of Class B Common Stock. Our Class B common stock was previously quoted on the OTC Pink Market under the trading symbol “IDWM”. Our Class B common stock has been approved for listing on the NYSE American under the symbol “IDW” and will begin trading on that exchange on August 4, 2021.

Holders of shares of Class B common stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. There are no conversion or redemption rights or sinking fund provisions with respect to the Class B common stock.

The Company also has issued and outstanding shares of Class C common stock. Holders of shares of Class C common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class C common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Class C common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class B common stock. The Class B common stock is not convertible into Class C common stock.

As of July 30, 2021, eight trusts for the benefit of sons and daughters of Howard S. Jonas, our Chairman of the Board, collectively have voting power over 1,733,750 shares of our common stock (which includes 545,360 shares of our Class C common stock (which is all the issued and outstanding shares of the Class C common stock), which are convertible into shares of our Class B common stock on a 1-for-1 basis, and 1,188,390 shares of our Class B common stock), representing approximately 67.8% of the combined voting power of our outstanding capital stock. Following this offering, the beneficial ownership of the holders of Class C common stock will remain the same, while their combined voting power will be approximately 62.4%.

Our Class C common stock is not quoted on any market or listed on any exchange nor do we intend to quote or list shares of our Class C common stock.

Investing in our Class B common stock is highly speculative and involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 4 of this Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Offering Price	$3.60	$9,000,000
Underwriter’s discounts and commissions(1)	$0.252	$630,000
Proceeds to our Company before expenses	$3.348	$8,370,000

(1)	See “Underwriting” beginning on page 68 for additional information regarding underwriting compensation.

You should rely only on the information contained in this Prospectus or any prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We have granted a 45-day option to the representative of the underwriters, exercisable one or more times in whole or in part, to purchase up to 375,000 additional shares of Class B common stock to cover over-allotments, at the public offering price per share of Class B common stock, less, in each case, the underwriting discounts payable by us. The securities issuable upon exercise of this overallotment option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

The underwriters expect to deliver the securities against payment in New York, New York on or about August 5, 2021.

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, Inc.

The date of this Prospectus is August 4, 2021

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of Class B common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

You should rely only on the information contained in this Prospectus. Neither we nor the placement agent have authorized anyone to provide any information or to make any representations other than those contained in this Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This Prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date. You should also read this prospectus together with the additional information described under “Where You Can Find More Information.”

The distribution of this Prospectus and the issuance of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the securities and the distribution of this Prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the securities offered by this Prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this Prospectus and the financial statements and related notes appearing at the end of this Prospectus before making an investment decision.

Unless the context provides otherwise, all references in this Prospectus to “IDW” “we,” “us,” “our,” “our company,” the “Company,” or similar terms, refer to IDW Media Holdings, Inc. and its wholly owned subsidiaries on a consolidated basis.

Overview

IDW Media Holdings, Inc., a Delaware corporation, is a holding company consisting of the following principal businesses:

●	IDW Publishing, or IDWP, creates comic books, graphic novels, digital content and games through its imprints IDW Publishing, IDW Games and Top Shelf; and

●	IDW Entertainment, or IDWE, leverages properties, primarily from IDWP, into television series developing, producing and distributing original content worldwide.

IDWP is an award-winning publisher of comic books, original graphic novels, and art books as well as board and tabletop games. Founded in 1999, IDWP has a long tradition of supporting original, creator-driven titles. In 2002, IDWP published 30 Days of Night by Steve Niles and Ben Templesmith followed by other horror titles that kickstarted a resurgence in horror-comic publishing across the industry. Since then, IDWP has significantly diversified its publications. Joe Hill and Gabriel Rodríguez’s Locke & Key, Jonathan Maberry’s V Wars, Stan Sakai’s Usagi Yojimbo, Walter Simonson’s Ragnarök, Beau Smith’s Wynonna Earp, Chris Ryall and Ashley Wood’s Zombies vs Robots, Joe Hill and Martin Simmonds’ Dying is Easy are among the hundreds of award-winning titles published since IDWP’s inception.

IDWE is a production company and studio that develops and produces content and formats for global platforms and services.

IDW Publishing

In January 2020, IDWP and the Smithsonian Institution announced a multi-year global publishing program, which will create a library of graphic novels built on the cultural and scientific knowledge of the world’s largest museum, educational, and research complex. The first product in the Smithsonian line was released in late November 2020 with an additional five titles scheduled for release in 2021.

In 2020, IDWP also announced a Spanish language initiative to bring graphic novels to Spanish speakers throughout North America. To launch the initiative, in June 2020 IDWP released a Spanish translation of George Takei’s best-selling memoir, They Called Us Enemy, which had been named the best graphic novel of 2019 by the Publisher’s Weekly Critics Poll, and which also won a 2020 Will Eisner Comic Industry Award for best reality-based work. 2020 Spanish translations included Sonic the Hedgehog and Redbone, with Locke & Key and additional Sonic the Hedgehog translations scheduled for 2021.

In March 2020, IDW Games, a division of IDWP, closed a Kickstarter campaign for Batman: The Animated Series Adventures at over $1.6 million. The game is scheduled for release in Summer 2021.

In October 2020, IDWP released the first issue of the long-anticipated Teenage Mutant Ninja Turtles: The Last Ronin series by creator Kevin Eastman. The second issue and a Director’s Cut were released in February and March 2021, respectively, with issues three through five scheduled for release later in 2021.

IDWP has also announced the Star Wars: The High Republic Adventures series with the first issue released in February 2021 and additional issues released monthly throughout 2021.

IDW Entertainment

IDWE has developed and/or produced four series for television that premiered in 2019 and 2020:

●	Wynonna Earp season four aired in two parts due to worldwide COVID-19 related production shutdowns. The first six episodes of season four premiered July 26, 2020 and the second half of season four began airing on March 5, 2021. The show was created by Emily Andras and stars Melanie Scrofano and is based on the IDWP comics of Beau Smith. Season four’s twelve episodes are being produced by Seven24 Films and distributed by IDWE, in partnership with Syfy and CTV Sci-Fi. Cineflix Studios is the co-producer and global distributor for the series. Season one’s thirteen episodes aired in fiscal 2016. Season two’s twelve episodes aired in fiscal 2017, and Season three’s twelve episodes aired in fiscal 2018.

●	V Wars, debuted on Netflix on December 5, 2019. The 10-episode vampire thriller stars Ian Somerhalder and was produced by High Park Entertainment. The series is based upon Jonathan Maberry’s IDWP comic book series of the same name.

●	October Faction premiered on Netflix January 23, 2020. The 10-episode show is based on the IDWP comic books of Steve Niles and Damien Worm and was adapted by showrunner Damian Kindler and starred Tamara Taylor and J.C. MacKenzie. It was also produced by High Park Entertainment.

●	Locke & Key premiered on Netflix on February 7, 2020. The show is based on the critically acclaimed graphic novels of Joe Hill and Gabriel Rodriguez that are published by IDWP. Seasons two and three have been ordered by Netflix and production began in September 2020.

CTM

As a result of the economic downturn related to the COVID-19 pandemic, and the impact it had on the travel and tourist markets, we decided to make a strategic shift to sell our CTM Media Group, Inc., or CTM, subsidiary and focus on our entertainment and publishing business. In February 2021, we consummated the sale of CTM to The Brochure Distribution Trust, a South Dakota trust (the assignee of Howard S. Jonas, our Chairman of the Board). The purchase price was (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas (and assigned by Mr. Jonas to the trust) by us, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months from closing of the CTM Sale for more than $4.5 million.

Our Strategy

We seek to improve our financial performance primarily by focusing on development of entertainment that can generate value across our intellectual property (“IP”) holdings and to increase coordination between IDWP and IDWE to enhance our development pipeline. IDWP and IDWE intend to jointly and synergistically develop and produce books and entertainment to allow us to capitalize on the global demand for original content from streaming services as well as traditional broadcast and other networks and other content services. To date, we have sold projects to Hulu, Syfy, BBC America, Netflix and Endeavor Content, while others are in active discussion. We believe that our potential projects would be attractive to a broad range of potential distribution channels and participants.

IDW’s IP, where we own “all rights”, affords the Company significant production-based fees supplemented by merchandising, games, video and other fandom-driven revenue opportunities.

As we have a diverse slate of content, we plan to develop new editorial directives to better suit the ever-changing needs of the publishing world. We have spent considerable time and financial resources in identifying and cultivating new audiences, additional markets, and interesting new channels of distribution. We plan to expand and implement our mission of creating, marketing, and releasing captivating new comic books and graphic novels to the world.

We continue to seek prospective upside from potential renewals of IDWE’s current line-up, from previously announced deals with Cineflix and SyFy for distribution of Wynonna Earp and renewal of seasons 2 and 3 of Locke & Key to new deals that IDWE is developing from IDWP’s growing library of content, where we have media and ancillary rights. We believe that our focus on monetization through merchandising, games, video on demand, and other fandom-driven channels coupled with the demand from streaming networks for fresh, innovative shows provides us with a tremendous market opportunity. We believe that our IP portfolio, strong relationships with renowned creators and holistic approach to development strategically positions us for both near and long-term growth.

Our Capital Stock

Holders of shares of Class B common stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. There are no conversion or redemption rights or sinking fund provisions with respect to the Class B common stock.

The Company also has issued and outstanding shares of Class C common stock. Holders of shares of Class C common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class C common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Class C common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class B common stock, which would cause dilution to the holders of Class B common stock. There are no mandatory conversion rights for our Class C common stock. There are no sunset provisions or intra-family transfers that would require the conversion of our Class C common stock.

SUMMARY OF THE OFFERING

The following summary of the offering contains basic information about the offering and our Class B common stock and is not intended to be complete. It does not contain all the information that may be is important to you. For a more complete understanding of our Class B common stock, please refer to the section of this Prospectus entitled “Description of Capital Stock” on page 56.

Issuer:	IDW Media Holdings, Inc.

Securities Offered:	2,500,000shares of Class B common stock, at a public offering price of $3.60 per share of Class B common stock.

Over-allotment option:	We have granted to the representative of the underwriters a 45-day option to purchase up to 375,000 additional shares of our Class B common stock at a public offering price of $3.60 per share, less the underwriting discounts payable by us, in any combination solely to cover over-allotments, if any (the “Over-Allotment Option”).

Class B common stock outstanding before this offering:	9,514,080

Class B common stock to be outstanding immediately after this offering:	12,014,080
The above does not include, as of July 30, 2021, the following:

● up to 327,737 shares of Class B common stock issuable upon the exercise of outstanding options under our 2009 Stock Option and Incentive Plan and our 2019 Stock Option and Incentive Plan (the “2019 Plan”), with a weighted average exercise price of $6.44 per share;

● up to 89,243 shares of Class B common stock at a price per share of $42.02 and up to 98,336 shares of Class B common stock at a price per share of $26.44 issuable upon exercise of outstanding warrants;

● 261,483 shares of Class B common stock reserved for future issuance under the 2019 Plan;

● up to 545,360 shares of Class B common stock upon conversion of the outstanding shares of Class C common stock, which are convertible into shares of our Class B common stock on a 1-for-1 basis; and

• up to 375,000 shares of Class B common stock issued pursuant to the Over-Allotment Option.

Use of proceeds:	We estimate that the net proceeds to us from this offering will be approximately $8,134,719, or approximately $9,390,219 if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for general corporate purposes, including development of original IP, talent and technology investments, as well as potential acquisitions.

Risk Factors:	Investing in our Class B common stock is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in this Prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 4 of this Prospectus before deciding whether or not to invest in our common stock.

NYSE American Listing:	Our Class B common stock has been approved for listing on the NYSE American under the symbol “IDW” and will begin trading on that exchange on August 4, 2021.

Lock-Up:	We, our directors, executive officers, and certain of our stockholders affiliated with our directors and executive officers have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Stock or securities convertible into Common Stock, subject to certain exceptions, for a period of 180 days, commencing on the date of this prospectus. See “Underwriting” for additional information.

Business Address and Telephone Number

Our address is 520 Broad Street, Newark, New Jersey 07102, and our telephone number at such address is (973) 438-3385.

RISK FACTORS

Investing in our Class B common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this Prospectus, including our consolidated financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our Class B common stock. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our Class B common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the trading price of our Class B common stock. Certain statements contained in this section constitute forward-looking statements. See the information included in “Cautionary Note Regarding Forward-Looking Statements.”

Risks Associated with Our Business

Public health threats could have an adverse effect on the Company’s operations and financial results.

In early 2020, the spread of the COVID-19 virus resulted in a worldwide pandemic. We are actively monitoring the COVID-19 pandemic, the restrictive measures imposed to combat its spread and their potential and actual impact on each of our operating segments. While we believe that, in 2021, there has been significant improvement due to global and domestic vaccination efforts, we cannot predict the ongoing impact, if any, of COVID-19 related to both known and unknown risks, including future quarantines, closures and other restrictions resulting from the outbreak, and our operations and our customers and partners may continue to be impacted.

In February 2021, due to the impact of the COVID-19 pandemic on the travel and tourism markets, we sold CTM. CTM had substantially suspended operations in March 2020 as key clients closed and tourism halted in key markets and gradually resumed partial operation since June 2020 in accordance with and as permitted by state and local COVID-19 regulations. In March 2020, CTM furloughed all non-essential personnel, approximately 90% of its workforce, and has gradually been growing its active personnel roster as needed in its resumption of operations.

In April 2020, as a result of the COVID-19 pandemic, IDWP’s direct-market distributor paused the release of new product, including IDWP’s; the direct-market distributor’s operations resumed in a limited capacity in late May 2020 and continue at an increasing rate as of the date of this Prospectus, and IDWP’s products have resumed being distributed. Many retailers experienced closures, reduced operations, or de-prioritization of entertainment products, such as books and games, throughout the COVID-19 pandemic resulting in decreased sales of certain of IDWP’s products. Additional closures, restrictions, or virus spikes could have a further negative impact on IDWP’s distribution channels and retail customers. We are unable to accurately predict the full impact that the COVID-19 pandemic will have on distributions, purchasing, sales, returns, cash receipts and overall revenue.

The COVID-19 pandemic resulted in the production of television shows being periodically suspended depending on local governmental authorities and regulatory requirements in place at any given time. Due to various uncertainties, including the ultimate geographic spread of the virus, the rise of variants that may occur, the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities, further production risks could arise.

For all these reasons, the COVID-19 pandemic could have a material adverse impact on our business and financial results.

We have a history of continued operating losses at IDWE and IDWP and cannot be certain of our future profitability.

We had accumulated a net deficit through October 31, 2020 of approximately $92.0 million. Prior to the CTM Sale, which closed on February 15, 2021, and until the start of the COVID-19 pandemic in April 2020, we often used cash flows from CTM to partially provide funding for corporate overhead and for our IDWP and IDWE operations. In Fiscal 2020 IDW Media Holdings and IDWP generated positive cash flow of $8.0 million and $795,000, respectively, while IDWE and CTM generated negative cash flow of $5.8 million and $1.0 million, respectively. In Fiscal 2019, IDW Media Holdings and CTM generated positive cash flow of $7.2 million and $2.9 million, respectively, while IDWP and IDWE generated negative cash flow of $1.9 million and $11.6 million, respectively.

We expect to incur losses in the foreseeable future as we continue to seek financing for, and invest in, our IDWE and IDWP businesses and operations. While our Chairman of the Board has previously provided us with financing on favorable terms and conditions, there is no guarantee that we will be able to secure such financing from our Chairman of the Board in the future on favorable terms or at all. The time required for us to become profitable is uncertain, and there can be no assurance that we will obtain the financing required or achieve profitability on a sustained basis, if at all. We expect that our results of operations may also fluctuate significantly in the future as a result of a variety of factors, including, without limitation: the impact of the COVID-19 pandemic, the ability to finance television shows without great financial risks; our ability to attract, retain and motivate qualified personnel; specific economic conditions in the entertainment and publishing markets; and general economic conditions.

Risks Related to IDW Publishing

IDWP depends on two main distributors for its direct market and non-direct market publications and such dependence subjects IDWP to the risk that such distributors may be unable to perform their obligations to IDWP.

IDWP depends on Diamond Comic Distributors, Inc., or Diamond, and Penguin Random House Publisher Services, or Penguin Random House, to distribute the vast majority of its publications. Diamond, which handles the vast majority of all comic book publishers’ direct market (i.e., comic book stores) distribution, distributes all of IDWP’s products for the direct market. As a result of the COVID-19 pandemic, IDWP offered full returns in the direct market through Diamond on comic titles through the end of February 2021 and limited returns through May 2021. Effective at the end of May 2021, the return policies have reverted back to pre-pandemic. While this is designed to reduce inventory risk for retailers, there is a possibility the marketplace could experience an irrecoverable downward trend that may trigger higher returns in a given month or quarter.

Penguin Random House distributes substantially all of IDWP’s products to non-direct market account (i.e., bookstores, libraries, mass market). Should either Diamond or Penguin Random House fail to perform under the applicable distribution agreement or if it were to experience financial difficulties that would hinder its performance, distribution to the direct or non-direct market, respectively, would be significantly impaired in the short term and/or long term, and IDWP’s ability to distribute and receive proceeds from its publications would be impaired which would have a material adverse impact on our business and financial results. In the first half of 2020, due to the COVID-19 pandemic, Diamond temporarily ceased distributing IDWP’s comic books but has since resumed distribution.

The inability or unwillingness of either Diamond or Penguin Random House to perform its distribution obligations to IDWP could have a material adverse effect on IDWP’s business, prospects and financial condition.

The loss of one of the two main distributors IDWP depends on for its publications could have a material adverse effect on IDWP’s business, prospects and financial condition and the agreement with one of the two primary distributors has expired.

IDWP depends on Diamond and Penguin Random House to distribute the vast majority of its publications. IDWP’s Supply Agreement with Diamond has expired and the parties have been operating pursuant to the terms of the expired agreement. In the event Diamond terminates its relationship with IDWP or the parties enter into a new agreement not on as favorable terms as the terms the parties are currently operating under, IDWP’s business, prospects and financial condition could be materially adversely affected. The loss by IDWP of either Diamond or Penguin Random House as a distributor of its publications could have a material adverse effect on IDWP’s business, prospects and financial condition. The fact that the agreement with Diamond has expired may increase the risk that Diamond will cease providing distribution services to IDWP, which could cause disruption to IDWP’s operations and have an impact on the financial and other terms under which IDWP’s products are distributed.

IDWP may not be able to respond to changing consumer preferences and its sales may decline.

IDWP operates in highly competitive markets that are subject to rapid change, including changes in customer preferences. There are substantial uncertainties associated with IDWP’s efforts to develop successful publications and products for its customers. New fads, trends, and shifts in popular culture could affect the type of creative media consumers will purchase. Content in which IDWP has invested significant resources may fail to attract significant consumer demand at the time it is published. IDWP regularly makes significant investments in new products that may not be profitable, or whose profitability may be significantly lower than IDWP has experienced historically. A loss in sales due to the foregoing could have a material adverse effect on IDWP’s business, prospects and financial condition.

Significant returns of IDWP products sold to mass market stores may have a material impact on IDWP’s cash flow.

Through its distribution arrangement with Penguin Random House, IDWP sells its publications to mass market bookstores, such as Barnes & Noble, on a fully returnable basis and IDWP Games sells its products to mass market stores, such as Target. As a result, these customers can return publications to Penguin Random House or to game distributors for credit, which in turn is charged back to IDWP. There is no time limit on the customers’ right to return publications distributed to them. In addition to IDWP being charged back the wholesale cost of the publications, IDWP also incurs a return processing fee by Penguin Random House. Such returns and fees are credited against IDWP’s current sales revenue from Penguin Random House, which reduces IDWP’s cash flow and operating capital. Product returns are a normal part of book and games publishing and IDWP estimates and records a reserve for such returns based on its return history and current trends that are expected to continue. A significant over-estimation of demand for a publication by the mass market bookstores, however, could result in a larger-than-expected volume of returns that would significantly reduce IDWP’s cash flows and operating capital. Further, a general downturn in the economy may also result in significant returns as bookstores reduce their outstanding debts to improve their own cash flow. Any or all of these events that result in significant returns in excess of IDWP’s estimates could have a material adverse effect on IDWP’s revenue, cash flow and operating results.

IDWP’s publications may be less successful than anticipated.

IDWP cannot accurately predict the commercial success of any of its publications or games because the revenue derived from the distribution of a publication or game depends primarily upon its acceptance by the public, which cannot be accurately predicted. The commercial success of a publication also depends upon the public’s acceptance of competing publications, critical reviews, the availability of alternative forms of entertainment and leisure time activities, piracy and unauthorized distribution of publications, general economic conditions, and other tangible and intangible factors, none of which can be predicted with certainty. Additionally, if the movies or television programs that IDWP licenses are not successful, or if the characters that IDWP licenses lose some of their popularity, IDWP’s ability to sell publications based on such characters would decline, which could have a material adverse effect on IDWP’s business, prospects and financial condition.

If IDWP fails to maintain positive relationships with its key licensors, authors, illustrators and other creative talent, as well as to develop relationships with new licensors and creative talent, its business could be adversely affected.

IDWP’s business is highly dependent on maintaining strong relationships with the entertainment companies that license their entertainment properties to IDWP, and with authors, illustrators and other creative talent who produce the products that are sold to IDWP’s customers. Any weakening of these relationships, or the failure to develop successful new relationships, could have an adverse impact on IDWP’s business and financial performance. IDWP depends on freelance artists who choose how to spend their time and utilize their talents. It is important for IDWP to maintain strong relationships with those freelance artists so they devote their time and talent to IDWP’s projects. IDWP’s inability to maintain and secure these relationships could have a material adverse effect on IDWP’s business, prospects and financial condition

IDWP cannot control certain publication delays and cancellations which could adversely affect IDWP’s sales and its ability to meet delivery obligations.

IDWP does not control the decision to proceed with the production of publications based on characters that it licenses from others, and it does not have full control of the timing of the releases of those publications, which are often the subject to long and inflexible schedules. Disruptions, delays or cancellations to those schedules could cause IDWP to incur additional costs, miss an anticipated publication date, endure long periods without publishing a publication or all of the above, which could hurt IDWP’s associated licensing programs and business.

IDWP depends on the internal controls of its distributors for its financial reporting and revenues.

Because of Diamond’s and Penguin Random House’s role as distributors of IDWP’s publications and the fact that much of IDWP’s inventory is held at its distributors’ facilities, IDWP depends on the distributors to implement internal controls over financial reporting and to provide IDWP with information related to those internal controls. Diamond’s and Penguin Random House’s internal controls might not be sufficient to allow IDWP to meet its internal control obligations or to allow IDWP’s management to properly assess those controls. The distributors may fail to cure any internal control deficiencies related to the publications that it distributes. IDWP may be unable to effectively create compensating controls to detect and prevent errors or irregularities in the distributors’ accounting to IDWP and others. Errors in properly tracking publication sales could also negatively impact IDWP’s revenues.

Any loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on IDWP’s operations.

IDWP is dependent on the continued services of key executives such as Nachie Marsham. The departure of key personnel without adequate replacement could severely disrupt IDWP’s business operations. Additionally, IDWP needs qualified managers and skilled employees with industry experience to operate its businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for IDWP to attract and retain qualified employees. If IDWP is unable to attract and retain qualified individuals or its costs to do so increase significantly, its operations would be materially adversely affected.

IDWP might lose sales and revenue because of piracy of publications.

With technological advances, the piracy of publications has increased. Unauthorized and pirated copies of IDWP’s publications will reduce the revenue generated by those publications. If consumers can obtain illegal copies of IDWP’s publications and media, IDWP’s revenues will decline. IDWP may not be able to identify or enforce violations of its intellectual property rights and even if legal remedies are available, they could be costly and drain its financial resources. Accordingly, illegal copying of IDWP’s content could negatively affect its revenues and earnings.

IDWP’s dependence on printers outside the United States subjects it to the risks of international business.

IDWP’s publications are printed primarily outside the United States in South Korea, China and Canada. International manufacturing is subject to a number of risks, including fluctuations and volatility in currency exchange rates, transportation delays and interruptions, political and economic disruptions, the impositions of tariffs, import and export controls and changes in governmental policies. The impact of changes in currency rates has been especially heightened by current global economic conditions and significant devaluations of local currencies in comparison to the U.S. Dollar. Although to date, currency fluctuations have not materially adversely affected IDWP’s costs, such fluctuations could materially and adversely affect IDWP in the future. Further, added tariffs may be imposed on our printing activities outside the United States which could increase IDWP’s costs. Possible increases in costs and delays of, or interferences with, product deliveries could result in losses of revenues, higher costs, reduced profitability and reductions in the goodwill of IDWP’s customers. Additional factors that may adversely affect IDWP’s printing activities outside of the United States and therefore materially and adversely affect the business and financial results of IDWP include international political situations, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in foreign countries.

The competitive pressures IDWP faces in its business could adversely affect its financial performance and growth prospects.

IDWP is subject to significant competition, including from other publishers, many of which are substantially larger than IDWP and have much greater resources than it, such as Marvel Comics and DC Comics. To the extent IDWP cannot meet the challenges from existing or new competitors or develop new product offerings to meet customer preferences or needs, its revenues and profitability could be materially and adversely affected.

Risks Related to IDW Entertainment

The public health risk of COVID-19 and its impact on productions could adversely affect IDWE’s business.

Multiple television productions of IDWE have been delayed due to the COVD-19 pandemic. Live-action shows must be filmed and shot at locations with a sizeable crew. Given the public health risk of COVID-19 and related possible local, state and federal guidelines limiting the filming and production of our live-action shows, IDWE could be adversely affected and experience significant production delays or cancellations. Production costs of IDWE shows may also rise as additional safety protocols related to the COVID-19 pandemic are necessary on the set of these shows.

Increased costs for programming and other rights, as well as judgments we make on the potential performance of IDWE’s content, may adversely affect IDWE’s profits and balance sheet.

IDWE has produced a significant amount of original programming and other content and is continuing to invest in this area. IDWE’s core business involves the development and production of television shows, the costs of which are significant and involve complex negotiations with numerous third parties. Network buyers and larger studios are also continuing to drive up the cost of talent and in many cases, locking them to overall deals, which leaves IDWE with less access to high-level writers at a much higher cost of entry. These higher costs may not be recouped when the content is broadcast or distributed, and higher costs may lead to decreased profitability, losses or potential write-downs. Unfavorable currency rates both in the production and sale of television shows may also lead to increased costs. Further, rapid changes in consumer behavior have increased the risk associated with acquired programming, which typically is acquired pursuant to multi-year agreements.

We may not have sufficient capital to pursue the most profitable revenue models and finance or co-finance future television shows.

If IDWE continues to be successful in developing content suitable for successful television shows, it may not have sufficient capital to finance or co-finance these shows, which usually is the deal structure that offers the greatest control and potential upside but comes with the greatest risk. While IDWE has shifted its business model to substantially de-risk and diversify its deal structures by utilizing guaranteed fee structures (such as production company fees, producer fees, and back-end participation) whenever possible whereby the streaming platform cash-flows production costs, the potential requirement for financing or co-financing remains as part of the business. As a result of the structure of its production arrangements for its television shows, IDWE may not be able to maximize the benefits of its well-performing shows and may incur more losses of its poorly-performing shows, all of which would materially and adversely affect its business and results of operations.

Any loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on IDWE’s operations.

IDWE is dependent on the continued services of key personnel with in-depth industry experience. The departure of key personnel without adequate replacement or temporary skilled coverage could severely disrupt IDWE’s business operations. Additionally, IDWE needs qualified managers and skilled employees with in-depth industry experience to operate its businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for IDWE to attract and retain qualified employees. If IDWE is unable to attract and retain qualified individuals or its costs to do so increase significantly, its operations would be materially adversely affected.

The competitive pressures IDWE faces in its business could adversely affect its financial performance and growth prospects.

IDWE is subject to significant competition, including from other studios/producers/distributors many of which operate with significantly larger staffs and funding than IDWE. Competitors include (i) smaller independent studios such as Entertainment One, Blumhouse, Annapurna and Miramax, (ii) major independent studios such as Sony TV and Warner Bros TV; and (iii) vertically integrated studios such as Twentieth Television, Universal TV, CBS TV Studios and ABC Studios who develop, distribute and produce original television programming. To the extent IDWE cannot meet the challenges from existing or new competitors or develop new product offerings to meet customer preferences or needs, its revenues and profitability could be adversely affected.

The concentration risk of IDWE’s shows currently airing primarily on Netflix and NBC Universal/SyFy could negatively affect IDWE’s business.

IDWE shows have primarily aired on Netflix and NBC Universal/SyFy. As such, IDWE has a concentration of customer risk related to Netflix and NBC Universal/SyFy. While IDWE does not intend to continue to have its shows aired solely on Netflix and NBC Universal/SyFy, it cannot control which companies may be interested to purchase and/or offer the best terms to finance its shows, nor control whether Netflix or NBC Universal/SyFy will continue to air its shows.

Risks Related to Our Intellectual Property

The success of our businesses is highly dependent on the existence and maintenance of intellectual property rights in the publishing and entertainment products and services we create.

The value to us of our intellectual property rights is dependent on the scope and duration of our rights as defined by applicable laws in the United States and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase.

The unauthorized use of our intellectual property may increase the cost of protecting rights in our intellectual property or reduce our revenues. The unauthorized distribution and access to content generally continues to be a significant challenge for intellectual property rights holders. Inadequate laws or weak enforcement mechanisms to protect entertainment industry intellectual property in one country can adversely affect the results of the Company’s operations worldwide, despite the Company’s efforts to protect its intellectual property rights. COVID-19 may increase incentives and opportunities to access content in unauthorized ways, as negative economic conditions coupled with a shift in government priorities could lead to less enforcement. These developments may require us to devote substantial resources to protecting our intellectual property against unlicensed use and present the risk of increased losses of revenue as a result of unlicensed distribution of our content.

With respect to intellectual property developed by us and rights acquired by us from others, we are subject to the risk of challenges to our copyright, trademark and patent rights by third parties. Successful challenges to our rights in intellectual property may result in increased costs for obtaining rights or the loss of the opportunity to earn revenue from the intellectual property that is the subject of challenged rights.

Our intellectual property rights may not be protected, which could adversely affect our consolidated financial position and results of operations.

A substantial portion of our publications are protected by copyright, held either in our name, in the name of the author of the work, or in the name of a sponsoring professional society. Such copyrights protect our exclusive right to publish the work in many countries abroad for specified periods. Our ability to continue to achieve our expected results depends, in part, upon our ability to protect our intellectual property rights. Our consolidated financial position and results of operations may be adversely affected by lack of legal and/or technological protections for our intellectual property in some jurisdictions and markets.

Failure to adequately protect and enforce our intellectual property rights could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

From time to time, legal action by us may be necessary to enforce our trademarks and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, operating results and financial condition.

Risk Factors Generally Relating to Us and Our Class B Common Stock

An active trading market may not develop for our Class B common stock.

Our Class B common stock has been approved for listing on the NYSE American and we expect such stock to begin trading on the NYSE American on August 4, 2021. We cannot predict how much investor interest in our Company will generate the adequate amount of liquidity in our stock to create an active trading market for our Class B common stock. It is possible that, even with our Class B common stock listed on the NYSE American, an active trading market will not develop or continue, and there can be no assurance as to the price at which our Class B common stock will trade. The initial share price of our Class B common stock listed on the NYSE American may not be indicative of prices that will prevail in any future trading market.

Although our Class B common stock has been approved for listing on the NYSE American, we can provide no assurances that our Class B common stock will continue to meet the listing requirements. If we fail to comply with these listing requirements, we will be subject to potential delisting from the NYSE American.

Our Class B common stock has been approved for listing on the NYSE American, under the symbol “IDW,” However, if we fail to comply with NYSE American’s rules for continued listing, including, without limitation, minimum market capitalization and other requirements, NYSE American may take steps to delist our shares. Failure to maintain our listing (i.e., being de-listed from NYSE American), would make it more difficult for stockholders to sell our Class B common stock and more difficult to obtain accurate price quotations on our Class B common stock. This could have an adverse effect on the price of our Class B common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Class B common stock is not traded on a national securities exchange.

Although we do not intend to utilize the “controlled company” exemption that may now or in the future be afforded to us by the NYSE American, we may do so in the future which could limit or reduce the effectiveness of our corporate governance.

The Trusts (as defined below) collectively hold shares that represent approximately 67.8% of the combined voting power of our outstanding stock as of July 30, 2021. See “Eight trusts for the benefit of sons and daughters of Howard S. Jonas, our Chairman of the Board of Directors, hold shares that, in the aggregate, represent more than a majority of the combined voting power of our outstanding capital stock, which may limit the ability of other stockholders to affect our management”, below, and “Holders of our Class B common stock have significantly less voting power than holders of our Class C common stock”, below.

Although we do not believe it to be the case currently, as a result of our current ownership by the Trusts or otherwise we may now or in the future qualify for the exceptions from the NYSE American’s corporate governance listing requirements available to us because we are a “controlled company” as defined in section 801(a) of the NYSE American Company Guide. Among other things, a “controlled company” may exempt itself from the requirement that (i) a majority of its directors be independent directors, (ii) its Compensation Committee, Corporate Governance Committee and/or Nominating Committee be comprised entirely of independent directors, and (iii) the Company not have a single Nominating/Corporate Governance Committee.

If we currently or in the future qualify as a “controlled company,” we do not intend to rely on any applicable exceptions from the NYSE American’s corporate governance listing requirements available to us because we are at that time a “controlled company.” However, there can be no assurance that we will not in the future, if at that time we are a “controlled company,” rely on any or all of the exceptions from the NYSE American’s corporate governance listing requirements available to us because we are a “controlled company.” If we do rely on any or all of the exceptions from the NYSE American’s corporate governance listing requirements because we are then a “controlled company,” the effectiveness of our corporate governance could be limited or reduced.

Our multi-class structure may render our shares ineligible for inclusion in certain stock market indices, and thus adversely affect the share price of our Class B common stock and its liquidity.

We have issued and outstanding shares of Class B common stock and shares of Class C common stock and our Class B common stock has been approved for listing on the NYSE American. Our multi-class structure may render our shares ineligible for inclusion in certain stock market indices, which may adversely affect the share price of our Class B common stock and its liquidity.

If our shares of Class B common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

Our Class B common stock may be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. The SEC regulations generally define a penny stock to be an equity that has a market price of less than $5.00 per share, subject to certain exceptions. If we do not retain a listing on NYSE American and if the price of our Class B common stock is less than $5.00, our Class B common stock will be deemed a penny stock. Unless an exception is available, those regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions and high net worth individuals). In addition, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. Moreover, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to transactions prior to sale. Regulations on penny stocks could limit the ability of broker-dealers to sell our Class B common stock and thus the ability of purchasers of our Class B common stock to sell their shares in the secondary market.

We cannot predict the extent to which investor interest in us and our Class B common stock will lead to the development or continuance of an active trading market or how liquid that trading market for our Class B common stock might become. If an active trading market for our Class B common stock does not develop or is not sustained, it may be difficult for investors to sell shares, particularly large quantities, of our Class B common stock at a price that is attractive or at all. As a result, an investment in our Class B common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when they desire to sell.

There is limited liquidity in our Class B common stock, which may adversely affect your ability to sell your shares of our Class B common stock.

The market price of our Class B common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

●	developments concerning intellectual property rights and regulatory approvals relating to us;

●	quarterly variations in our business and financial results or the business and financial results of our competitors;

●	the ability or inability of us to generate increases in revenue and profit;

●	the ability or inability of us to raise capital, and the terms and conditions associated with any such raising of capital;

●	developments in our industry and target markets;

●	the number of market makers who are willing to continue to make a market in our stock and the market or exchange on which they decide to make a market in our stock

●	our ability to continue to have our Class B common stock listed on the NYSE American; and

●	general market conditions and other factors, including factors unrelated to our own operating performance.

In recent years, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our Class B common stock, which could cause a decline in the value of our shares. Price volatility may be accentuated if trading volume of our Class B common stock is low, which historically has often been the case. The volatility in our Class B stock may be combined with low trading volume. Any or all of these above factors could adversely affect your ability to sell your shares of our Class B common stock or, if you are able to sell your shares, to sell your shares at a price that you determine to be fair or favorable.

We have no future plans to pay dividends on our Class B common stock.

We do not pay, and do not intend to pay, cash dividends on our Class B common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our Class B common stock will be investors’ sole source of potential gain for the foreseeable future.

We are a “smaller reporting company” and “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies and emerging growth companies will make our Class B common stock less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a “smaller reporting company” is determined on an annual basis. We cannot predict if investors will find our Class B common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our Class B common stock less attractive as a result, there may be a less active trading market for our Class B common stock and our stock price may be more volatile.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Under Section 404 of the Sarbanes-Oxley Act of 2002, a newly public company is not required to comply with either the management or the auditor reporting requirements related to internal control over financial reporting until its second annual report, if applicable.

Further, we intend to qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	an extended transition period to comply with new or revised accounting standards applicable to public companies; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions until the end of the fiscal year ending after the fifth anniversary of the filing of this registration statement, or such earlier time that we are no longer an emerging growth company and, if we do, the information that we provide stockholders may be different than you might receive from other public companies in which you hold equity. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares of common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, if we no longer qualify as an emerging growth company, as an accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our stock.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The requirements of being a reporting public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, making some activities more difficult, time-consuming or costly. This will put increased demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a “smaller reporting company” and “emerging growth company”, as stated above, we receive certain reporting exemptions under The Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, which increases legal and financial compliance costs and time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, which in many cases due to their lack of specificity, their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to hire external auditors to perform requisite outside audited financial statements, as well as obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and could also make it more difficult to attract qualified executive officers.

As a result of disclosure of information in this Prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

General economic conditions may negatively impact our operations.

Economic downturns may negatively affect our operations. These conditions may be widespread or isolated to one or more geographic regions in which we operate. Higher wages, related labor costs, printing costs, leasing costs, energy, insurance and fuel costs and the increasing cost trends in those markets may decrease our margins. Moreover, economic downturns present an additional challenge to us because a significant portion of our revenues are from sales through retail stores, which are more likely to close during economic downturns. In addition, decreases in travel and entertainment spending during economic downturns could impact our businesses, and thereby negatively impact our operations.

We could find it difficult to raise additional capital in the future.

We may need to raise additional capital in order for stockholders to realize increased value on our securities. Given the current global economy, there can be no assurance that we would be able to obtain funding on commercially reasonable terms in a timely fashion. Failure to obtain additional funding, if necessary, could have a material adverse effect on our business, prospects and financial condition.

Holders of our Class B common stock have significantly less voting power than holders of our Class C common stock.

Holders of our Class B common stock are entitled to one-tenth of a vote per share on all matters on which our stockholders are entitled to vote, while holders of our Class C common stock are entitled to three votes per share. Because of their voting power, the holders of our Class C common stock will be able to control matters requiring approval by our stockholders, including the election of all of the directors, amendment of organizational documents and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of the holders of our Class B common stock to influence our management may be limited. In addition, our dual class structure has an anti-takeover effect, and accordingly, the holders of the shares of Class C common stock have the ability to prevent any change in control transactions that may otherwise be in the best interest of stockholders

Eight trusts for the benefit of sons and daughters of Howard S. Jonas, our Chairman of the Board of Directors, hold shares that, in the aggregate, represent more than a majority of the combined voting power of our outstanding capital stock, which may limit the ability of other stockholders to affect our management.

Eight trusts for the benefit of sons and daughters of Howard S. Jonas (the “Trusts”), our Chairman of the Board, collectively have voting power over 1,733,750 shares of our common stock (which includes 545,360 shares of our Class C common stock (which is all the issued and outstanding shares of the Class C common stock), which are convertible into shares of our Class B common stock on a 1-for-1 basis, and 1,188,390 shares of our Class B common stock), representing approximately 67.8% of the combined voting power of our outstanding capital stock, as of July 30, 2021, or approximately 62.4% after giving effect to this offering). In addition, as of July 30, 2021, Howard S. Jonas beneficially holds 1,734,962 shares of our Class B common stock, warrants to purchase up to 89,243 shares of our Class B common stock at a price per share of $42.02 and warrants to purchase up to 98,336 shares of our Class B common stock at a price per share of $26.44. Each of the Trusts has a different, independent trustee.

Howard S. Jonas serves as our Chairman of the Board, which is not an officer position. However, he is our founder and served as an executive officer, including our Chief Executive Officer, for a very significant time period, and the members of the Board and management often look to him for guidance on major financial, operational and strategic matters.

Howard S. Jonas does not have the right to direct or control the voting of the shares of our common stock that is held by the Trusts, and the independent trustees hold sole voting and dispositive power over the common stock held by the Trusts. However, he is the trustor of the trusts and is the father of each of the beneficiaries of the Trusts and his views may be taken into account by the trustees and others related to the Trusts.

We are not aware of any voting agreement between or among any of the Trusts and/or Howard S. Jonas, but if such a voting agreement or other similar arrangement exists or were to be consummated, if all or several or all of the Trusts were to act in concert, or if we issued additional Class C common stock, certain or all of the Trusts and/or Howard S. Jonas along with holders of the Class C common stock would be able to control matters requiring approval by our stockholders, including the election of all of the directors, amendment of organizational documents and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of our other stockholders to influence our management may be limited. In addition, our dual class structure has an anti-takeover effect, and accordingly, the holders of the shares of Class C common stock have the ability to prevent any change in control transactions that may otherwise be in the best interest of stockholders.

Risks Related to this Offering

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price per share is substantially higher than the net tangible book value per share of our outstanding shares of Class B common stock. As a result, investors in this offering will incur immediate dilution of $1.80 per share, based on the public offering price of $3.60 per share. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds of this offering primarily for general corporate purposes, including development of original IP, talent and technology investments, as well as potential acquisitions. See “Use of Proceeds” for additional information.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class B common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this Prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this Prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements.

USE OF PROCEEDS

Based upon a public offering price of $3.60 per share, we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately $8,134,719 assuming the Underwriter does not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes: most heavily for the development of original IP and the purchase of associated publishing, media, and merchandise rights to be used across multiple platforms (e.g., print, television, new media) as well as supplemental IP acquisition and marketing spend for these newly created IPs; additionally for technology investment for our website, applications, data and business intelligence; talent investment as we look to expand our kids and family genres, and to further diversify into animation; and to pursue potential acqui-hire and/or bolt-on mergers and acquisition opportunities.

Use of Net Proceeds
Development of original IP and the purchase of associated publishing, media, and merchandise rights to be used across multiple platforms, supplemental IP acquisition and marketing spend for these newly created IP	$6,134,719
Working capital	1,000,000
Technology investment	500,000
Acqui-hire and/or bolt-on mergers	500,000
Total	$8,134,719

We do not have any agreements at this time to potentially acquire other entities or businesses. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

MARKET FOR OUR CLASS B COMMON STOCK AND RELATED STOCKHOLDER MATTERS

On July 30, 2021, there were 144 holders of record of our Class B common stock, which is quoted on the OTC Pink Market under the trading symbol “IDWM,” and 8 holders of record of our Class C common stock, which is not quoted on the OTC Pink Markets. These numbers do not include the number of persons whose shares are in nominee or in “street name” accounts through brokers. On August 3, 2021, the last sales price reported on the OTC Pink Markets for our Class B common stock was $3.95 per share.

DIVIDEND POLICY

We have not paid dividends on our Class B common stock, and currently do not intend to pay any cash dividends on our Class B common stock in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. Any future declaration of dividends will be subject to the discretion of our Board of Directors.

In addition, we may incur debt financing in the future, the terms of which will likely prohibit us from paying cash dividends or distributions on our Class B common stock. Even if we are permitted to pay cash dividends in the future, we currently anticipate that we will retain all future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

CAPITALIZATION

Set forth below is our cash and capitalization as of April 30, 2021:

●	on an actual basis;

●

on a pro forma as adjusted basis to reflect the issuance and sale of the shares by us in this offering at the public offering price of $3.60 per share, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

You should read the information in the below table together with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

(in thousands)	Actual (unaudited)	Pro Forma (unaudited)		Pro Forma As Adjusted (unaudited)
Cash and restricted cash	$7,607		$8,135	$15,742
Total debt at face value	14,055		-	14,055
Total stockholders’ equity:
Preferred stock, $.01 par value; authorized shares – 500; no shares issued at April 30, 2021 and October 31, 2020	-		-	-
Class B common stock, $0.01 par value; authorized shares – 12,000; 10,024 and 9,987 shares issued and 9,505 and 9,467 shares outstanding at April 30, 2021 and October 31, 2020	94		25	119
Class C common stock, $0.01 par value; authorized shares – 2,500; 545 shares issued and outstanding at April 30, 2021 and October 31, 2020	5		-	5
Additional paid-in capital	94,267		8,110	102,377
Accumulated (deficit)	(78,437)		-	(78,437)
Accumulated other comprehensive loss	-			-
Treasury stock, at cost, consisting of 519 shares of Class B common stock at April 30, 2021 and October 31, 2020	(1,196)		-	(1,196)
Total stockholders’ equity	14,733		8,135	22,868
Capitalization	$678	$		$8,813

DILUTION

If you invest in our Shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of Class B common stock and the as adjusted net tangible book value per share of Class B common stock immediately after this offering.

Our historical net tangible book value as of April 30, 2021 was $14,504,000, or $1.44 per share of Class B and Class C Common Stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per share of Common Stock is our historical net tangible book value divided by the number of outstanding shares of Class B and Class C Common Stock as of April 30, 2021.

Our adjusted net tangible book value will be $22,638,719 or $1.80 per share of Class B and Class C Common Stock. Adjusted net tangible book value (deficit) per share represents adjusted net tangible book value divided by the total number of shares outstanding after giving effect to the sale of the shares in this offering at the public offering price of $3.60 per share, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. This represents an immediate increase in as adjusted net tangible book value of $0.36 per share to existing stockholders and an immediate dilution of $1.80 per share to investors purchasing shares of common stock in this offering at the public offering price.

The following table illustrates this dilution:

Public offering price per share	$3.60
Net tangible book value per Class B common stock as of April 30, 2021	$1.44
Increase in pro forma net tangible book value per share attributable to this offering	$0.36

Pro forma as adjusted net tangible book value per share, after this offering	$1.80
Dilution per share to new investors in this offering	$1.80

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding warrants having a per share exercise or conversion price less than the per share offering price to the public in this offering.

If the underwriters exercise in full their option to purchase additional Class B common stock in this offering, the pro forma as adjusted net tangible book value after the offering would be $1.86 per share, the increase in net tangible book value to existing stockholders would be $0.41 per share, and the dilution to new investors would be $1.74 per share.

The number of shares of Class B common stock that will be outstanding after this offering is based on 12,014,080 shares of Class B common stock outstanding as of July 30, 2021 and excludes the following as of that date:

●	up to 327,737 shares of Class B common stock issuable upon the exercise of outstanding options under our 2009 Stock Option and Incentive Plan and our 2019 Stock Option and Incentive Plan (the “2019 Plan”), with a weighted average exercise price of $6.44 per share;

●	up to 89,243 shares of Class B common stock at a price per share of $42.02 and up to 98,336 shares of Class B common stock at a price per share of $26.44 issuable upon exercise of outstanding warrants;

●	261,483 shares of Class B common stock reserved for future issuance under the 2019 Plan;

●	up to 545,360 shares of Class B common stock issuable upon conversion of the outstanding shares of Class C common stock, which are convertible into shares of our Class B common stock on a 1-for-1 basis; and

●	up to 375,000 shares of Class B common stock issued pursuant to the Over-Allotment Option.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect Management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of us and members of our management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by us in this Prospectus and in our other documents filed with the Securities and Exchange Commission. Important factors currently known to management could cause actual results to differ materially from those in forward-looking statements. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time. We believe that our assumptions are based upon reasonable data derived from and known about our business and operations. No assurances are made that actual results of operations or the results of our future activities will not differ materially from our assumptions. Factors that could cause differences include, but are not limited to, expected market demand for our products, fluctuations in pricing for our products, and competition.

The following discussion provides information that management believes is relevant to an assessment and understanding of our past financial condition and plan of operations. The discussion below should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

As used below, unless the context otherwise requires, the terms “IDWMH,” “the Company,” “we,” “us,” and “our” refer to IDW Media Holdings, Inc., a Delaware corporation, and our subsidiaries.

OVERVIEW

Our principal businesses consist of:

i.	IDW Media Publishing, or IDWP, is a publishing company that creates comic books, graphic novels, digital content and games through its imprints IDW, IDW Games and Top Shelf Productions. In addition, since April 1, 2020, we own a 19.9% interest in Clover Press, a boutique publishing company that focuses on the book trade and direct market; since April 1, 2020, when our interest in Clover Press decreased to 19.9%, we no longer consolidate the operations of Clover Press but rather value our investment at cost which has been written down to a nil value.

ii.	IDW Entertainment, or IDWE, is a company that develops, produces, and distributes content across various platforms and formats to audiences globally. IDWE licenses its intellectual property primarily from IDWP, thereby gaining exclusive access to stories and characters from IDWP’s diverse library of comic books and graphic novels.

Prior to February 15, 2021, we also owned CTM, a company that develops and distributes print and digital-based advertising and information advertising for tourist destinations in targeted tourist markets in 32 states / provinces in the US and Canada. On July 14, 2020, we and Howard Jonas, our Chairman of the Board of Directors, executed a share purchase agreement pursuant to which we agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “CTM Sale”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by us, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million.

The sale was consummated on February 15, 2021.

COVID-19: Overview of Impacts

The COVID-19 pandemic had the following impact on us and our business operations:

●	IDWMH: Received two PPP loans related to core IDWE and IDWP operations.

○	$1,195,679 on April 27, 2020

○	$1,195,680 on April 2, 2021

●	IDWE: Industry-wide production suspensions halted filming and production of Wynonna Earp Season four after the completion of six of twelve episodes. IDWE continued its program to develop, package and pitch from its library on remote basis. Writer’s rooms have transitioned to virtual operations.

●	IDWP: Direct market distribution was halted on April 1, 2020 by Diamond Comic Distributors Inc., the industry’s primary distributor, and IDWP subsequently furloughed approximately 25% of its workforce. Using the proceeds of PPP loans, IDWP was able to bring back 50% of the furloughed workforce. IDWP transitioned to focus on direct-to-consumer (“DTC”) and indirect market channels, and was able to offset the lost direct market sales. Diamond resumed partial operations on May 20, 2020. In recent months, direct market sales volumes have begun to increase, reaching pre-pandemic levels. Additionally, although most products sold through Diamond, a traditionally non-returnable market, have been made returnable, this has not resulted in a significant increase in returns and sales through Penguin Random House, a largely returnable market, have seen decreased overall returns. IDWP renegotiated the terms of one of its lease agreements due to COVID-19 impacts. Per ASC 842 guidance the lease liabilities were remeasured as of the modification dates as if the leases were new leases commencing at such time. Accordingly, the Right-of-Use assets were adjusted by amounts equal to the adjustments to the lease liabilities.

REPORTABLE SEGMENTS

We have the following reportable business segments: IDWP and IDWE, and CTM (discontinued operations).

IDWP

IDWP is an award-winning publisher of comic books, original graphic novels, and art books as well as board and tabletop games. In 2020, IDWP won prestigious Will Eisner Comic Industry Awards (“Eisner Awards”) for George Takei’s They Called Us Enemy and Stan Sakai’s Usagi Yojimbo. Other selected and notable Eisner Awards in the past 10 years are listed below:

Author	Title	Year	Award
James Kolchaka	Johnny Boo and the Ice Cream Computer	2019	Best early readers
John Lewis, Andrew Aydin and Nate Powell	March: Book Three	2017	Best reality-based work
John Lewis, Andrew Aydin and Nate Powell	March: Book Two	2016	Best reality-based work
Chris Samnee	Rocketeer: Cargo of Doom	2013	Best artist/penciller/inker
Darwyn Cooke	“The Seventh” in Richard Stark’s Parker: The Martini Edition	2012	Best short story
James Kolchaka	Dragon Puncher Island	2012	Best early readers
Joe Hill	Locke & Key	2011	Best writer

Founded in 1999, IDWP has a long tradition of supporting original, creator-driven titles. In 2002, IDWP published 30 Days of Night by Steve Niles and Ben Templesmith followed by other horror titles that kickstarted a resurgence in horror-comic publishing across the industry. Since then, IDWP has significantly diversified its publications. Joe Hill and Gabriel Rodríguez’s Locke & Key, Jonathan Maberry’s V Wars, Stan Sakai’s Usagi Yojimbo, Walter Simonson’s Ragnarök, Beau Smith’s Wynonna Earp, Chris Ryall and Ashley Wood’s Zombies vs Robots, and Joe Hill’s and Martin Simmonds’ Dying is Easy are among the hundreds of award-winning titles published by IDW. Titles such as Canto, Ghost Tree, Road of Bones and Mountainhead are in active development.

In 2015, IDWP acquired Top Shelf Productions, an award-winning, critically acclaimed publisher of graphic novels, which continues to operate as an imprint. Top Shelf is known for publishing works of literary significance including the #1 New York Times and Washington Post bestselling trilogy, March, by Congressman John Lewis, Andrew Aydin, and Nate Powell. March is the only graphic novel to have won the National Book Award. In July 2019, Top Shelf released George Takei’s graphic memoir, They Called Us Enemy, which debuted at #2 on the New York Times Paperback Nonfiction Best Sellers list and as a #1 bestseller on Amazon. They Called Us Enemy was named a “Best Book of the Year” by NPR, Amazon, Forbes, Publishers Weekly, School Library Journal, Kirkus Reviews, and the New York Public Library.

In addition to its core of creator-driven franchises, IDWP has also partnered with the owners of major licensed brands to publish many successful licensed titles, including: Hasbro’s Transformers, G.I. Joe, and My Little Pony; Sega’s Sonic The Hedgehog; CBS’s Star Trek; Sony’s Ghostbusters; Viacom’s Teenage Mutant Ninja Turtles; the Marvel Action’s line of middle-grade comic books designed for younger readers; Toho’s Godzilla; and Lucasfilm’s Star Wars Adventures. These licensed titles often bring with them diverse built-in audiences and also build cache and retailer support for IDWP. With licensed franchises, IDWP’s strategy is to focus on licenses that not only have eager, built-in fan followings but also ongoing licensor support through other channels, such as toys, animation, and film. This strategy enables IDWP to expand its audience reach and to pursue sub-license opportunities with foreign publishers. IDWP also collaborates with other comic publishers to co-publish certain titles, including Batman vs. Teenage Mutant Ninja Turtles (with DC Comics) and Rick & Morty vs. Dungeons and Dragons (with Oni Press, Inc.).

IDWP’s largest segment is the publication of comic books and graphic novels, which are primarily distributed through three channels:

●	to comic book specialty stores, non-returnable basis (the “direct market”), by Diamond Comic Distributors, Inc. Direct market sales have traditionally been non-returnable; in light of COVID-19 returnability is being offered on the majority of products sold to the direct market;

●	to traditional retail outlets, including bookstores and mass market stores, on a returnable basis (the “non-direct market”), by Penguin Random House Publisher Services (“Penguin Random House”) to customers such as Amazon, Barnes & Noble, Baker & Taylor, Ingram, Follett, Target, and Walmart; and

●	to Ebook distributors (“digital publishers”). While digital publishers are a third and growing channel, it is still significantly smaller than the direct market and non-direct market book channels.

IDWP’s publications are widely available digitally through popular distributors such as Comixology, Amazon, Apple iTunes and iBooks, Google Play, Hoopla, Overdrive, and via IDWP’s own website (idwpublishing.com). Through the direct market and non-direct market, IDWP sold over 4 million units in fiscal year 2020 and is recognized as the fifth largest publisher based on units sold as calculated and reported by Diamond market share ratings, covering both comics and graphic novels in the direct market.

Data for Diamond’s sales charts — which includes the market shares and all top product charts — are compiled by Diamond Comic Distributors from sales made to thousands of comic book specialty shops located in North America and around the world. Additional sales made to online merchants and other specialty retailers may be included in the calculations as well. Unit and dollar market shares are calculated based upon orders for comic books, graphic novels, and magazines invoiced and shipped to Diamond customers during 2019, which comprises pre-orders, advance reorders, and reorders, minus any copies that are received back from a title marked as returnable.

IDWP publishes under specialized, acclaimed imprints that account for a smaller part of our revenue, including: (i) The Library of American Comics (publishing classic comic reprints); (ii) EuroComics (bringing foreign language comics to an English-speaking audience); (iii) Yoe! Books (specializing in creative historical comic collections); (iv) Artist’s Editions (publishing scans of original art printed at the same size they were drawn); and (v) Sunday Press (producing restorations of classic American comic strips while enhancing their visibility, reach of distribution and marketing).

Many of IDWP’s titles are available in a variety of languages worldwide through foreign licensing. In 2019, IDW also announced a major new initiative to release key titles as Spanish-language graphic novels in the North American market. This initiative kicked off in Summer 2020 with the release of Spanish-language editions of They Called Us Enemy, Red Panda & Moon Bear, and Sonic the Hedgehog.

IDWP’s IDW Games develops and publishes card, board, and tabletop games. Similar to IDWP’s book content, IDW Games offers a mix of popular licensed titles, such as Dragon Ball Z and Batman the Animated Series, as well as creator-developed strategic hobby games, such as Towers of Arkhanos and Tonari. IDW Games’ products are sold to distributors worldwide and are available through retailers such as Gamestop, Barnes & Noble, Amazon, and independent games and comics stores, as well as the direct-to-consumer channel through its website and marketing campaigns.

To further expand and build creator-owned properties beyond publishing, IDWP works with IDWE, as well as other outside partners, to bring creator-owned franchises to television and film through licensing arrangements.

As a result of the COVID-19 pandemic, Diamond ceased the direct market distribution of our new comic books from April 1, 2020 through May 19, 2020. Accordingly, IDWP did not publish any new comic books during this period. Based upon distributor capacity, new comic book releases began following a reduced distribution schedule beginning May 20, 2020, with the capacity for new product increasing over the subsequent months. During this period of reduced output, IDWP paused creative work on many projects, furloughed staff, and experienced a limited number of layoffs. With the receipt of PPP loans and direct market distribution coming back online, furloughed staff have since resumed working and creative work has recommenced.

In order to expand its business and counter a persistent industry-wide decline in direct market sales, IDWP continues to focus on launching new creator-owned titles and partnering with established brands to bring fan-favorite properties to the comic book market. IDWP is also expanding the reach of existing and new products through the development of specialty, library, and education markets; increased direct-to-consumer initiatives; and broadening the reach of creator-driven series through licensing opportunities.

In May 2019, IDWMH invested in a new publishing entity, Clover Press, established by Ted Adams and Robbie Robbins, co-founders of IDWP. Clover Press is a separate entity and operates independently from IDWP. Due to its size, and nature of the business, activity related to Clover Press was included with IDWP for presentation purposes while it was a consolidated entity. Effective April 1, 2020, IDWMH’s interest in Clover Press decreased to 19.9%, as a result it is now an investment valued at cost and no longer consolidated.

IDWP’s revenues represented 59% and 63% of our consolidated revenues in the three and six months ended April 30, 2021, respectively. IDWP’s revenues represented 51% and 56% of our consolidated revenues in the three and six months ended April 30, 2020, respectively.

IDWP’s revenues represented 62.5% and 46.9% of our consolidated revenues in the fiscal years ended October 31, 2020 and 2019, respectively.

IDWE

IDWE is a production company and studio that develops, produces and distributes content for global platforms and services.

IDWE was formed on September 20, 2013 to leverage IDWP properties into television series, features and other forms of media by developing and producing original content. IDWE maintains a robust development slate of properties based on IDWP properties primarily for the adult series marketplace and is in advanced conversations with various global studios and networks for their exploitation. IDWE actively recruits and acquires new franchise material for exploitation primarily in the series format.

IDWE has developed and/or produced four series for television that premiered in calendar 2019 and 2020:

●	Wynonna Earp season four aired in two parts due to worldwide COVID-19 related production shutdowns. The first six episodes of season four premiered July 26, 2020 and the second half of season four began airing on March 5, 2021. The show was created by Emily Andras and stars Melanie Scrofano and is based on the IDWP comics of Beau Smith. Season four’s twelve episodes are being produced by Seven24 Films and distributed by IDWE, in partnership with Syfy and CTV Sci-Fi. Cineflix Studios is the co-producer and global distributor for the series. Season one’s thirteen episodes aired in fiscal 2016. Season two’s twelve episodes aired in fiscal 2017, and Season three’s twelve episodes aired in fiscal 2018.

●	V Wars, debuted on Netflix on December 5, 2019. The 10-episode vampire thriller stars Ian Somerhalder and was produced by High Park Entertainment. The series is based upon Jonathan Maberry’s IDWP’s comic book series of the same name.

●	October Faction premiered on Netflix January 23, 2020. The 10-episode show is based on the IDWP comic books of Steve Niles and Damien Worm of the same name and was adapted by showrunner Damian Kindler and starred Tamara Taylor and J.C. MacKenzie. It was also produced by High Park Entertainment.

●	Locke & Key premiered on Netflix on February 7, 2020. The show is based on the graphic novels of Joe Hill and Gabriel Rodriguez of the same name that are published by IDWP. Seasons two and three have been ordered by Netflix and production began in September 2020.

Previously, IDWE and Ideate Media partnered with AMC Studios to license to BBC America the U.S. broadcast and streaming video on demand (SVOD) rights to Dirk Gently, a live-action series based on the Douglas Adams novels and related comic books on the same name published by IDWP. Season one of the series premiered October 22, 2016 in the United States on BBC America. The second and final season aired on BBC America in 2017. Netflix currently streams both seasons worldwide.

IDWE’s revenues represented 41% and 37% of our consolidated revenues in the three and six months ended April 30, 2021,respectively. IDWE’s revenues represented 49% and 44% of our consolidated revenues in the three and six months ended April 30, 2020,respectively.

IDWE’s revenues represented 37.5% and 53.1% of our consolidated revenues in the fiscal years ended October 31, 2020 and 2019, respectively.

CTM

CTM Discontinued Operations:

●	As a result of the economic downturn related to the COVID-19 pandemic, and the impact it had on CTM, the Company decided to sell CTM and focus on our entertainment and publishing business. On July 14, 2020, we and Howard Jonas, our Chairman of the Board of Directors, executed a share purchase agreement pursuant to which we agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “CTM Sale”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by us, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million. The CTM Sale closed on February 15, 2021 and CTM is only consolidated up until the sale date with the gain reflected separately in the Condensed Consolidated Statement of Operations.

●	CTM has met the criteria for discontinued operations and has been presented as such in the financial statements. In accordance with ASU 2014-08, “Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,” a disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale, and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.

The following unaudited pro forma consolidated balance sheet as of October 31, 2019 gives effect to the disposition of CTM in which the assets are classified as held for sale. The unaudited pro forma consolidated statement of operations for the three months ended and fiscal year ended October 31, 2019 give pro forma effect to the Company as if CTM was a discontinued operation during last fiscal year.

IDW Media Holdings, Inc.

Pro Forma Consolidated Balance Sheet for the Period Ended October 31, 2019

(Unaudited)

(in thousands, except per share data)	Historical IDWMH (audited)	Pro Forma adjustments (a)(b)	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$10,165	$2,622	$7,543
Trade accounts receivable, net	45,253	1,791	43,462
Inventory	3,313	-	3,313
Prepaid expenses	2,092	773	1,319
Total current assets	60,823	5,186	55,637
Property and equipment, net	3,078	2,516	562
Non-current assets
Taxes receivable	513	-	513
Intangible assets, net	455	340	115
Goodwill	2,309	2,110	199
Television costs	9,388	-	9,388
Other assets	571	199	372
Total non-current assets	16,314	5,165	11,149
Total assets	$77,137	$10,351	$66,786
Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$2,625	$480	$2,145
Accrued expenses	4,173	1,137	3,036
Deferred revenue	2,255	1,197	1,058
Bank loans payable – current portion	29,242	-	29,242
Related party loans payable – current portion	4,550	-	4,550
Income taxes payable	73	73	-
Finance lease obligations – current portion	396	396	-
Other current liabilities	2,068	61	2,007
Total current liabilities	45,382	3,344	42,038
Non-current liabilities
Finance lease obligations – long term portion	683	683	-
Bank loans payable – long term portion	10,500	-	10,500
Related party loans payable – long term portion	4,500	-	4,500
Total non-current liabilities	15,683	683	15,000
Total liabilities	$61,065	$4,027	$57,038

Stockholders’ equity (see note 3):
Preferred stock, $0.01 par value; authorized shares – 500; no shares issued at October 31, 2019	-	-	-
Class B common stock, $0.01 par value; authorized shares – 12,000; 7,419 shares issued and 6,899 shares outstanding at October 31, 2019	74	-	74
Class C common stock, $0.01 par value; authorized shares – 2,500; 545 shares issued and outstanding at October 31, 2019	5	-	5
Stock subscription receivable	(1,000)	-	(1,000)
Additional paid-in capital (b)	96,671	43,404	53,267
Accumulated other comprehensive loss	(60)	(60)	-
Accumulated deficit	(78,457)	(37,020)	(41,437)
Treasury stock, at cost, consisting of 519 shares of Class B common stock at October 31, 2019	(1,196)	-	(1,196)
Total IDW Media Holdings Inc. stockholders’ equity	16,037	6,324	9,713
Non-controlling interest	35	-	35
Total stockholders’ equity	16,072	6,324	9,748
Total liabilities and stockholders’ equity	$77,137	$10,351	$66,786

IDW Media Holdings, Inc.

Pro Forma Consolidated Statement of Operations

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	October 31, 2019			October 31, 2019
(in thousands, except per share data)	Historical IDWMH (unaudited)	Pro Forma Adjustments (a)	Pro Forma Combined	Historical IDWMH (audited)	Pro Forma Adjustments (a)	Pro Forma Combined
Revenues	$33,901	$5,525	$28,376	$62,599	$19,764	$42,835

Costs and expenses:
Direct costs	42,002	1,849	40,153	56,184	7,031	49,153
Selling, general and administrative	8,718	2,570	6,148	31,152	12,737	18,415
Depreciation and amortization	369	301	68	1,513	1,227	286
Bad debt expense	31	31	-	113	80	33
Total costs and expenses	51,120	4,751	46,369	88,962	21,075	67,887

(Loss) income from operations	(17,219)	774	(17,993)	(26,363)	(1,311)	(25,052)
Interest expense, net	(17)	(6)	(11)	(208)	(35)	(173)
Other income (expense), net	39	44	(5)	41	56	(15)
(Loss) income before income taxes	(17,197)	812	(18,009)	(26,530)	(1,290)	(25,240)
(Provision for) benefit from income taxes	57	13	44	38	(4)	42
Net (loss) income	(17,140)	825	(17,965)	(26,492)	(1,294)	(25,198)
Net loss attributable to non-controlling interests	35	-	35	63	-	63
Net (loss) income attributable to IDW Media Holdings, Inc	$(17,105)	$825	$(17,930)	$(26,429)	$(1,294)	$(25,135)

Net loss per share	$(2.29)	$0.11	$(2.40)	$(3.90)	$(0.19)	$(3.71)

Weighted-average number of shares used in the calculation of basic and diluted income per share:	7,444	7,444	7,444	6,768	6,768	6,768

Notes to the unaudited pro forma statements:

(a)	Reflects the elimination of 100% of the CTM segment in the Consolidated Balance Sheets and Consolidated Statements of Operations.

(b)	Reflects the intercompany balance with CTM that has been settled and nets to $0.

PRESENTATION OF FINANCIAL INFORMATION

Basis of presentation

The condensed consolidated financial statements for the periods reflect our financial position, results of operations, and cash flows. The financial statements have been prepared using the historical basis for the assets and liabilities and results of operations.

CRITICAL ACCOUNTING POLICIES

Our condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 1 to the consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Critical accounting policies are those that require application of management’s most subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. Our critical accounting policies include those related to the allowance for doubtful accounts, intangible assets with indefinite useful lives, valuation of long-lived assets including intangible assets with finite useful lives and ultimate revenues for television costs. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

We evaluate the performance of our operating business segments based primarily on income (loss) from operations. Accordingly, the income and expense line items below income (loss) from operations are only included in our discussion of the consolidated results of operations.

Net income IDW Media Holdings, Inc.

Consolidated

(in thousands) (unaudited)			Change
Three months ended April 30,	2021	2020	$	%
Income from continuing operations	$433	$1,329	$(896)	(67.4%)
Interest income (expense), net	156	(10)	166	(1,660.0%)
Other expense, net	(12)	(35)	23	(65.7%)
Provision for income taxes	-	-	-	nm
Net income from continuing operations	577	1,284	(707)	(55.1%)
Net loss from discontinued operations	(159)	(1,638)	1,479	(90.3%)
Gain on sale of discontinued operations	2,123	-	2,123	nm
Net income (loss)	$2,541	$(354)	$2,895	(817.8%)

(in thousands) (unaudited)			Change
Six months ended April 30,	2021	2020	$	%
Loss from continuing operations	$(4,687)	$(4,454)	$(233)	5.2%
Interest income (expense), net	142	(20)	162	(810.0%)
Other expense, net	(13)	(61)	48	(78.7%)
Provision for income taxes	-	-	-	nm
Net loss from continuing operations	(4,558)	(4,535)	(23)	0.5%
Net loss from discontinued operations	(1,280)	(2,692)	1,412	(52.5%)
Gain on sale of discontinued operations	2,123	-	2,123	nm
Net loss	$(3,715)	$(7,227)	$3,512	(48.6%)

nm—not meaningful

Income from operations. Income from operations decreased by ($896,000) for the three months ended April 30, 2021 compared to the three months ended April 30, 2020 due to a decrease in operating income from IDWE of ($945,000) and an increase in corporate overhead of ($87,000), partially offset by an increase in operating income at IDWP of $136,000.  These changes are more fully described in the separate segment analyses below.

Loss from operations increased by ($233,000) for the six months ended April 30, 2021 compared to the six months ended April 30, 2020 due to an increase in operating losses from IDWP of ($329,000) offset by a decrease in losses at IDWE of $54,000 and a decrease in corporate overhead of $42,000.  These changes are more fully described in the separate segment analyses below.

Interest income (expense), net increased for the three months and six months ended April 30, 2021 compared to the three and six months ended April 30, 2020 by $166,000 and $162,000, respectively, due to the interest income from the CRA tax credits.

 Net loss from discontinued operations. Net loss from discontinued operations decreased by $1,479,000 for the three months ended April 30, 2021 compared to the three months ended April 30, 2020 due to the sale of CTM which resulted in our not consolidating their financials into the Company as of February 15, 2021.

Net loss from discontinued operations decreased by $1,412,000 for the six months ended April 30, 2021 compared to the six months ended April 30, 2020 due to the sale of CTM which resulted in our not consolidating their financials into the Company as of February 15, 2021.

Gain on sale of discontinued operations increased by $2,132,000 for the three and six months ended April 30, 2021 compared to April 30, 2020 as a result of the sale of CTM.

IDWP

(in thousands) (unaudited)			Change
Three months ended April 30,	2021	2020	$	%
Revenues	$5,988	$4,681	$1,307	27.9%
Direct cost of revenues	3,335	2,505	830	33.1%
Selling, general and administrative	3,102	2,770	332	12.0%
Depreciation and amortization	50	52	(2)	(3.8%)
Bad debt expense	11	-	11	nm
Loss from operations	$(510)	$(646)	$136	(21.1%)

(in thousands) (unaudited)			Change
Six months ended April 30,	2021	2020	$	%
Revenues	$11,636	$10,981	$655	6.0%
Direct cost of revenues	6,506	6,033	473	7.8%
Selling, general and administrative	5,903	5,391	512	9.5%
Depreciation and amortization	99	111	(12)	(10.8%)
Bad debt expense	11	-	11	nm
Loss from operations	$(883)	$(554)	$(329)	59.4%

nm—not meaningful

Included in IDWP’s segment from June 1, 2019 through March 31, 2020 is Clover Press. As of April 1, 2020, Clover Press is no longer a consolidated entity and became a cost method investment. Therefore all the Clover Press changes noted below are a result of a nil balance in April 30, 2021.

Revenues. Revenues increased by $1,307,000 in the three months ended April 30, 2021, compared to the three months ended April 30, 2020. IDWP revenue increased $1,425,000 driven by several high-performing direct market titles and increased direct-to-consumer sales, and due to the temporary halt of direct sales in 2020. Games revenue increased $106,000 due to fulfillment of a direct-to-consumer Galaxy Hunters games campaign. Digital sales decreased ($219,000) largely related to increased revenues from several new platforms in 2020. Licensing and royalty revenues increased $111,000 due primarily to an increase in foreign license revenue. This cumulative increase was offset by an overall increase in sales returns and discounts of ($58,000). Additionally, Clover Press revenues decreased by ($58,000) as they are no longer consolidated in the three months ended April 30, 2021.

Revenues increased by $655,000 in the six months ended April 30, 2021, compared to the six months ended April 30, 2020. Publishing revenue increased $1,348,000 driven by several high-performing direct market titles and increased direct-to-consumer sales and due to temporary halt of direct sales in 2020, offset by a decrease in book market sales. Games revenue decreased in the six months ended April 30, 2021 by ($760,000) due to fulfillment of a TMNT: Adventure Game direct-to-consumer games campaign in the six months ended April 30, 2020. Digital sales increased $62,000 due to continued strong sales across all platforms, licensing and royalty revenues increased $80,000 driven by increased foreign license revenue, and sales returns and discounts decreased by $56,000. Additionally, Clover Press revenues decreased by ($131,000) as they are no longer consolidated in the six months ended April 30, 2021.

Direct cost of revenues. IDWP direct cost of revenues increased by $830,000 in the three months ended April 30, 2021 compared to the three months ended April 30, 2020. Direct cost of revenues increased by $473,000 in the six months ended April 30, 2021, compared to the six months ended April 30, 2020. IDWP direct cost of revenues consists primarily of printing expenses, costs of artists and writers, and royalties. Additionally, as of April 30, 2021 IDWP performed a full review of game development costs. As a result, it was determined that capitalized creative costs, advanced royalties, and vendor deposits of $231,000 related to games that would no longer be manufactured, and these amounts were expensed. This adjustment is a one-time write-down and will not have impact on financial statements in future periods. Additionally, Clover Press direct cost of revenues decreased by ($26,000) in the three months ended April 30, 2021 compared to the three months ended April 30, 2020. Clover Press direct cost of revenues decreased by ($55,000) in the six month ended April 30, 2021 compared to the six months ended April 30, 2020 as they are no longer consolidated. A portion of inventory was donated by the owners for the start-up of the Company.

IDWP’s gross margin for the three months ended April 30, 2021 decreased to 44.3% from 46.5% for the three months ended April 30, 2020. Gross margin for the six months ended April 30, 2021 decreased to 44.1% from 45.1% for the six months ended April 30, 2020.

Selling, General and Administrative. IDWP selling, general and administrative expenses increased by $332,000 in the three months ended April 30, 2021 compared to the three months ended April 30, 2020 primarily due to increases in salaries and benefits of $365,000, overhead allocations of $252,000, repairs and maintenance of $44,000 and other net changes of $6,000. These were offset by decreases in marketing expenses of ($193,000) and occupancy and related expenses of ($45,000). Additionally, Clover Press consolidated selling, general, and administrative decreased by ($97,000) as they are no longer consolidated in the three months ended April 30, 2021.

IDWP selling, general and administrative expenses increased by $512,000 in the six months ended April 30, 2021 compared to the six months ended April 30, 2020 primarily due to increases in salaries and benefits of $633,000, overhead allocations of $464,000, repairs and maintenance of $55,000, and employee recruitment of $33,000. These were offset by decreases in marketing expenses of ($199,000), occupancy and related expenses of ($91,000), selling & distribution expenses of ($42,000), and other net changes of ($25,000). Additionally, Clover Press consolidated selling, general, and administrative decreased by ($316,000) as they are no longer consolidated in the six months ended April 30, 2021.

As a percentage of IDWP’s revenues, selling, general and administrative expenses in the three months ended April 30, 2021 were 59.05% compared to 50.51% in the three months ended April 30, 2020, and 62.72% in the six months ended April 30, 2021 compared to 56.01% in the six months ended April 30, 2020.

IDWE

(in thousands) (unaudited)			Change
Three months ended April 30,	2021	2020	$	%
Revenues	$4,152	$4,587	$(435)	(9.5%)
Direct cost of revenues	1,394	790	604	76.5%
Selling, general and administrative	1,533	1,627	(94)	(5.8%)
Depreciation and amortization	9	9	-	0.0%
Income from operations	$1,216	$2,161	$(945)	(43.7%)

(in thousands) (unaudited)			Change
Six months ended April 30,	2021	2020	$	%
Revenues	$6,916	$8,624	$(1,708)	(19.8%)
Direct cost of revenues	7,453	8,878	(1,425)	(16.1%)
Selling, general and administrative	2,781	3,119	(338)	(10.8%)
Depreciation and amortization	18	17	1	5.9%
Loss from operations	$(3,336)	$(3,390)	$54	(1.6%)

nm—not meaningful

Revenues. For the three months ended April 30, 2021 revenues decreased by ($435,000) compared to the three months ended April 30, 2020. The revenues for the three months ended April 30, 2021 include; Wynonna Earp television revenue of $655,000, Wynonna Earp merchandise of $19,000, and the completion of the CRA audit which established the final tax credit for V Wars and October Faction of $3,331,000. In the three months ended April 30, 2020, we recognized revenues on delivery of episodes of Locke & Key in the amount of ($4,000,000) and Dirk Gently in the amount of ($440,000).

For the six months ended April 30, 2021, revenues decreased by ($1,708,000) compared to the six months ended April 30, 2020. The revenues from the six months ended April 30, 2021 includes; Wynonna Earp television revenue of $3,375,000, Wynonna Earp merchandise of $58,000, and the completion of the CRA audit which established the final tax credit for V Wars and October Faction of $3,331,000. In the six months ended April 30, 2020, we recognized revenues on delivery of episodes of October Faction in the amount of ($4,032,000), Locke & Key in the amount of ($4,000,000) and Dirk Gently in the amount of ($440,000).

Direct costs of revenues. Direct cost of revenues consists primarily of the amortization of production costs that were capitalized during the production of the television episodes and direct costs related to revenue recognized during related periods.

Direct costs of revenues in the three months ended April 30, 2021 increased by $604,000 compared to the three months ended April 30, 2020. The increase is related to the amortization from episodes of Wynonna Earp Season 4 in the amount of $970,000 that were delivered in the three months ended April 30, 2021. In the three months ended April 30, 2020 the related amortization costs were from Locke & Key in the amount of ($1,333,000) and cost refinements from V Wars and October Faction in the amount of $971,000, and other costs of ($4,000).

Direct costs of revenues for the six months ended April 30, 2021 decreased by ($1,425,000) compared to the six months ended April 30, 2020. For the six months ended April 30, 2020 the amortization costs were from Locke & Key in the amount of ($1,333,000), cost refinements from October Faction and V Wars in the amount of ($7,070,000) and other costs of ($4,000). Offset by the amortization for the six months ended April 30, 2021 from episodes of Wynonna Earp Season 4 in the amount of $4,918,000 and the impairment charges of $2,064,000.

IDWE’s gross margin for the three months ended April 30, 2021 was 66.4% compared to 82.8% for the three months ended April 30, 2020. Gross margin for the six months ended April 30, 2021 was (7.8%) compared to (2.9%) for the six months ended April 30, 2020. These gross margin figures are aligned with the rationale provided for revenues and direct costs of revenues.

Selling, General and Administrative. Selling, General and Administrative expenses decreased by ($94,000) during the three months ended April 30, 2021 compared to the three months ended April 30, 2020. The decrease was driven by decrease in marketing of ($123,000), travel and entertainment of ($13,000), and promotional production materials ($292,000), offset by higher salary and benefits of $141,000, consulting fees of $57,000, legal fees of $40,000, accounting fees of $34,000, overhead allocations of $55,000, and other expenses of $7,000.

Selling, general and administrative expenses decreased by ($338,000) during the six months ended April 30, 2021 compared to the six months ended April 30, 2020. The decrease was driven by lower rent of ($27,000), marketing of ($275,000), travel and entertainment of ($55,000), and promotional production materials ($446,000), offset by salary and benefits of $232,000, legal fees of $54,000, recruitment fees of $92,000, overhead allocations of $83,000 and other expenses of $4,000.

As a percentage of IDWE’s revenues, selling, general and administrative expenses in the three months ended April 30, 2021 were 40.95% compared to 49.49% in the three months ended April 30, 2020, and 37.28% in the six months ended April 30, 2021 compared to 43.99% in the six months ended April 30, 2020.

Results of operations for the year ended October 31, 2020

Net (loss) IDW Media Holdings, Inc.

Consolidated

(in thousands)			Change
Fiscal year ended October 31,	2020	2019	$	%
Loss from operations	$(9,324)	$(25,052)	$15,728	(62.8%)
Interest income (expense), net	(46)	(173)	127	(73.4%)
Other income (expense), net	(318)	(15)	(303)	2020.0%
(Benefit from) provision for income taxes	-	42	(42)	(100.0%)
Net loss from continuing operations	(9,688)	(25,198)	15,510	(61.6%)
Net loss from discontinued operations	(4,110)	(1,294)	(2,816)	217.6%
Net loss	(13,798)	(26,492)	12,694	(47,9%)
Net income (loss) income attributable to non-controlling interest	-	63	(63)	(100.0%)
Net loss attributable to IDW Media Holdings, Inc.	$(13,798)	$(26,429)	$12,631	(47.8%)

Loss from operations. The Company’s loss from operations decreased by $15,728,000 for the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019 due to decreases in operating losses from IDWP and IDWE in the amounts of $5,102,000, and $11,258,000. These changes were the result of lower costs and improved gross profits. Additionally, starting in the first quarter of 2020, IDWMH stopped allocating all of its costs to the operating segments thus reducing the operating losses at the segments and increasing the total operating loss by ($632,000) for the fiscal year ended October 31, 2020. These changes are more fully described in the separate segment analyses below.

Interest expense, net. Interest expense decreased by $127,000 for the fiscal year ended October 31, 2020, compared to the fiscal year ended October 31, 2019, principally due to changes in the financing operations in the IDWE segment.

Other expenses. Other expenses increased by $303,000 for the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019 due to the AMT tax refund received by IDWMH and split with CTM.

Income tax expense. Income tax expense is nil as at October 31, 2020 as compared to October 31, 2019 which had a tax benefit resulting in a decrease of ($42,000).

Income attributable to non-controlling interest. On May 15, 2019, the Company acquired a majority ownership in Clover Press through capital funding. The minority owners include former IDWMH executives and IDWP founders, Ted Adams and Robbie Robbins. Effective April 1, 2020, our interest in Clover Press decreased to 19.9% and IDWMH no longer consolidates the operations of Clover Press, but rather values the investment at cost.

Net loss from discontinued operations. Net loss from discontinued operations increased by $2,816,000 for the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019 due to the COVID-19 impacts on the travel and tourism industry.

IDWP

(in thousands)			Change
Fiscal year ended October 31,	2020	2019	$	%
Revenues	$23,850	$20,094	$3,756	18.7%
Direct cost of revenues	12,663	12,842	(179)	(1.4%)
Selling, general and administrative	11,074	12,158	(1,084)	(8.9%)
Depreciation and amortization	216	265	(49)	(18.5%)
Bad debt expense	-	34	(34)	(100.0%)
Loss from operations	$(103)	$(5,205)	$5,102	(98.0%)

Included in the IDWP segment from June 1, 2019 through March 31, 2020 are IDWP and Clover Press, two publishing entities which operate independently of one another. As of April 1, 2020, Clover Press is no longer a consolidated entity and became a cost method investment.

Revenues. IDWP’s revenues increased by $3,756,000 in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019.

IDWP’s revenues increased by $3,739,000 in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019. Strong holiday sales in the first quarter combined with continued robust book market sales and reduced returns in the following quarters led to a $2,705,000 increase in publishing revenue. Games revenue increased $155,000 largely related to the fulfillment of a direct to consumer games campaign in fiscal year ended October 31, 2020. Digital sales increased $633,000 due to strong sales in the second through fourth quarters. An increase in foreign licensing revenue and royalty revenues related to titles co-published at other publishers led to a $428,000 increase in licensing & royalty revenue. These increases were offset by other net revenue changes of ($182,000) primarily related to decreased creative service revenue due to custom projects in fiscal year ended October 31, 2019.

Clover Press consolidated revenues were $130,000 for the fiscal year ended October 31, 2020 and $113,000 for the fiscal year ended October 31, 2019. All sales pertained to book sales.

Direct cost of revenues. IDWP’s direct cost of revenues decreased by ($179,000) in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019.

IDWP direct cost of revenues consists primarily of printing expenses, costs of artists and writers, and royalties. IDWP direct costs of revenues decreased in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019 by ($219,000).

Clover Press direct cost of revenues relate to publishing costs and were $55,000 and $15,000 for the fiscal years ended October 31, 2020 and October 31, 2019, respectively. A portion of inventory was donated by the owners for the start-up of the Company.

IDWP’s gross margin for the fiscal year ended October 31, 2020 increased to 46.9% from 36.1% for the fiscal year ended October 31, 2019. The increase was principally as a result of higher revenues, change in product mix, and delayed new releases, which generally have a higher initial cost than backlist sales, in the current periods.

Selling, General and Administrative. IDWP’s selling, general, and administrative expenses decreased by ($1,084,000) in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019.

IDWP selling, general and administrative expenses decreased by ($979,000) in the fiscal year ended October 31, 2020, compared to the fiscal year ended October 31, 2019 due primarily to decreases in overhead allocations of ($618,000), salaries and benefits (including non-cash compensation) of ($301,000), and occupancy of ($114,000), and other net changes of ($27,000). Decreased expenses were partially offset by increases in marketing expenses of $20,000 and selling & distribution expenses of $61,000.

Clover Press consolidated selling, general, and administrative expenses were $315,000 and $420,000 for the fiscal years ended October 31, 2020 and October 31, 2019, respectively. These costs mostly relate to payroll and rent.

As a percentage of IDWP’s revenues, selling, general and administrative expenses in fiscal years ended October 31, 2020 and October 31, 2019 were 46.4% and 60.5%, respectively.

IDWE

(in thousands)			Change
Fiscal year ended October 31,	2020	2019	$	%
Revenues	$14,312	$22,741	$(8,429)	(37.1%)
Direct cost of revenues	16,867	36,310	(19,443)	(53.5%)
Selling, general and administrative	5,568	6,256	(688)	(11.0%)
Depreciation and amortization	33	22	11	50.0%
Bad debt expense	433	-	433	100.0%
Loss from operations	$(8,589)	$(19,847)	$11,258	(56.7%)

Revenues. IDWE’s revenues decreased by ($8,429,000) in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019. The decrease is due to decreases in revenues from V Wars of ($13,437,000) and October Faction of ($5,072,000), partially offset by increases in revenues from Wynonna Earp of $5,421,000 Locke & Key of $4,000,000 and Dirk Gently of $659,000.

Direct costs of revenues. IDWE’s direct costs of revenues generally consist of film cost amortization as calculated per the guidelines of the individual film forecast method (IFF) as well as costs required to distribute the shows. Direct cost of revenues decreased by ($19,443,000) in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019. The change in direct cost of revenues for the periods relate principally to the decrease of V Wars production costs of ($16,647,000), October Faction pilot costs of ($7,415,000) and Dirk Gently of ($3,102,000), net of increases in direct costs of Wynonna Earp of $6,502,000, Locke & Key of $1,214,000, and other net changes of $5,000.

IDWE’s gross margin for the fiscal year ended October 31, 2020 was (17.9%) compared to (59.7%) for the fiscal year ended October 31, 2019. The increase in gross margin for fiscal year ended October 31, 2020 is a result of the higher production costs and overages associated with V Wars and October Faction in fiscal 2019.

Selling, General and Administrative. IDWE’s selling, general and administrative expenses decreased by ($688,000) in the fiscal year ended October 31, 2020 compared to the fiscal year ended October 31, 2019. The decrease reflects decreases in SG&A allocation from the Company of ($991,000), non-cash comp of ($513,000), insurance of ($50,000), travel, lodging and meals of ($32,000), offset by increases in marketing of $93,000, compensation and benefits of $368,000, rent of $64,000, professional fees of $23,000, cost of capital of $287,000, office supplies and freight cost $46,000 and other net changes of $17,000.

As a percentage of IDWE’s revenues, selling, general and administrative expenses was 38.9% in the fiscal year ended October 31, 2020 compared to 27.5% in the fiscal year ended October 31, 2019.

Liquidity and Capital Resources

General

We satisfy our cash requirements primarily through cash provided by the Company’s financing and operating activities.

	Six months ended April 30,
(in thousands) (unaudited)	2021	2020
Cash flows (used in) provided by:
Operating activities	$(2,301)	$8,665
Investing activities	(974)	(414)
Financing activities	(1,319)	(2,504)
Effect of exchange rate changes on cash and cash equivalents	39	(45)
Net (decrease) increase in cash and cash equivalents	$(4,555)	$5,702

Operating Activities. Our cash flow from operations varies from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable. Cash flows were used in operating activities based on these factors amounting to approximately ($2,301,000) and $8,665,000 for the six months ended April 30, 2021 and 2020, respectively.

Investing Activities. Our capital expenditures were approximately $72,000 and $299,000 in the six months ended April 30, 2021 and 2020, respectively.

Financing Activities. During the six months ended April 30, 2021 and 2020 we repaid bank loans in the amounts of $2,540,000 and $13,732,000, respectively. In the six months ended April 30, 2021 and 2020 we received PPP loans of $1,195,680 and $1,195,679, respectively. In addition, we issued common stock for proceeds of $25,000 and $783,000 in the six months ended April 30, 2021 and 2020, respectively.

	Fiscal year ended October 31,
(in thousands)	2020	2019
Cash flows (used in) provided by:
Operating activities	$15,989	$(24,990)
Investing activities	(350)	(1,125)
Financing activities	(13,642)	22,667
Effect of exchange rate changes on cash and cash equivalents	-	$168
Net (decrease) increase in cash and cash equivalents	$1,997	$(3,280)

Operating Activities. Our cash flow from operations varies from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable. Cash flows were used in operating activities based on these factors amounting to approximately $15,989,000 and ($24,990,000) for the fiscal years ended October 31, 2020 and 2019, respectively.

Investing Activities. Our capital expenditures were approximately $420,000 and $1,113,000 in the fiscal years ended October 31, 2020 and 2019, respectively.

Financing Activities. During the fiscal years ended October 31, 2020 and 2019 we repaid finance/capital lease obligations in the amounts of $404,000 and $410,000, respectively, and repaid bank loans in the amounts of $26,559,000 and $9,378,000, respectively. We received funds from our bank loans in the amounts of $1,021,000 and $19,382,000 for the fiscal years ended October 31, 2020 and 2019, respectively. We repaid the loan facility with our Chairman in the amounts of $5,300,000 and $19,000,000 in the fiscal years ended October 31, 2020 and 2019, respectively. In March 2020, we issued common stock for proceeds of $8,306,000 net of financing costs in connection with a private placement offering. In April 2019, we issued common stock for net proceeds of $19,004,000 in connection with a rights offering.

Changes in Trade Accounts Receivables and Allowance for Doubtful Accounts

Trade accounts receivable decreased to approximately $22,063,000 at April 30, 2021 compared to $22,921,000 at October 31, 2020 principally due to changes in the accruals and collection of IDWE revenue, as well as the timing of receipts of payments of other receivable balances. The allowance for doubtful accounts as a percentage of gross trade accounts receivable was 0.65% at April 30, 2021 compared to 0.13% at October 31, 2020, reflecting the decrease in receivable balances and our collectible receivable experience.

Trade accounts receivable decreased to approximately $22,921,000 at October 31, 2020 compared to $43,462,000 at October 31, 2019 principally due to changes in the collection of IDWE revenue, as well as the timing of collections of other receivable balances. The allowance for doubtful accounts as a percentage of gross trade accounts receivable was 0.13% at October 31, 2020 compared to 0.07% at October 31, 2019, reflecting the decrease in receivable balances and our collectible receivable experience, principally related to CTM segment receivables.

Other Sources and Uses of Resources

Where appropriate, we evaluate strategic investments and acquisitions to complement, expand, and/or enter into new businesses. In considering acquisitions and investments, we search for opportunities to profitably grow our existing businesses, to add qualitatively to the range of businesses in our portfolio and to achieve operational synergies. At this time, we cannot guarantee that we will be presented with acquisition opportunities that meet our return on investment criteria, or that our efforts to make acquisitions that meet our criteria will be successful.

The COVID-19 pandemic has had a negative financial impact on our business with regard to (a) significant losses of revenues and profits at CTM due to the significant decline of tourism in the United States and the closing of Broadway shows,(b) the temporary closure of IDWP’s comic book distributor due to COVID-19 disruptions, and (c) production delays of IDWE’s television show Wynonna Earp. Its production schedule has been delayed which was a direct result of the COVID-19 pandemic that has affected virtually the entire filmed entertainment industry. This production delay has negatively impacted the delivery, which in turn will push out our cash receipts.

In the fourth quarter of fiscal 2020 we paid “pull down” costs pursuant to a previously announced, multi-year agreement with Cineflix related to international sales of Wynonna Earp. Specifically, under this agreement, IDWE purchased the distribution rights to seasons one and two of Wynonna Earp from the current licensor (Netflix) and has agreed to transfer those rights to Cineflix.  Cineflix will be the international distributor of all four seasons of Wynonna Earp.  Due to changes in competition as well as the COVID-19 pandemic, the Cineflix deal is not expected to contribute as much as originally expected to IDW’s revenue and operating cash flow in fiscal years 2021 and 2022 as originally anticipated at the inception of the deal in 2019.

We anticipate that our expected cash inflows from operations during the next twelve months together with our working capital, including the balance of cash and cash equivalents held as April 30, 2021 and proceeds from the private placement closed March 9, 2020, will be sufficient to sustain our next year of operations.

The Company plans to use the net proceeds we receive from this offering for the following purposes: most heavily for the development of original IP and the purchase of associated publishing, media, and merchandise rights to be used across multiple platforms (e.g., print, television, new media) as well as supplemental IP acquisition and marketing spend for these newly created IP franchises; additionally for technology investment for our website, applications, data and business intelligence; talent investment as we look to expand our kids, middle grade, young adult, and family genres, and to further diversify into animation; and to pursue potential acqui-hire and/or bolt-on mergers and acquisition opportunities, should such opportunities arise.

We do not have any agreements at this time to potentially acquire other entities or businesses. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

PPP Funds

On April 2, 2021, we received loan proceeds of $1,195,680 (the “PPP Loan”) from Bank of America, N.A. pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, as amended. The PPP Loan, which was in the form of a Note dated April 1, 2021 issued by the Company, matures on April 1, 2026 and bears interest at a rate of 1% per annum, payable monthly commencing on November 2, 2021. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. The Company intends to use the entire PPP Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

On April 27, 2020, IDWMH (inclusive of IDWP and IDWE) received loan proceeds of $1,195,679 from Bank of America, N.A. pursuant to the PPP under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The IDWMH PPP Loan, which was in the form of a Note dated April 15, 2020 issued by the Company, matures on April 15, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 24, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties, and under the terms of the loan, payments can be deferred for six months. Funds from the IDWMH PPP Loan may be used primarily for payroll costs and costs used to continue group health care benefits, and, up to a limited extent, on mortgage payments, rent, utilities, interest and other expenses as described in the CARES Act. Under the terms of the PPP, certain amounts of the IDWMH PPP Loan may be forgiven if they are used for those qualifying expenses. The Company used the entire IDWMH PPP Loan amount for those qualifying expenses.

IDWE

The two capital raises described assisted IDWE in achieving its long-term strategic plans.

The Company’s 2020 private placement of shares of Class B Common Stock at $6.00 per share, pursuant to which the Company issued 2,051,002 shares of Class B Common Stock for gross proceeds of approximately $12,300,000 inclusive of $4.0 million debt-to-equity conversion by the Company’s Chairman of the Board of Directors and former Chief Executive Officer, Howard S. Jonas to pay down the remaining down bridge loan.

Total proceeds of the issuance of Class B Common Stock in the amount of $23,605,000 from the Company’s 2019 three rounds of offerings, in connection with the Company’s private placements, provided a portion of the funding for IDWE’s operations, in addition to the Company’s other working capital needs. $8,000,000 was used to partially pay back the bridge loan.

Dividends

In light of the current growth initiatives of the Company, particularly the television property development of IDWE, the Board of Directors determined to continue the suspension of the payment of cash dividends.  Projects that have already been approved and commenced are placing demands on the Company’s resources, and management and the Board determined that it was in the best interests of the stockholders to utilize available cash resources for investment in these promising and exciting growth opportunities.  This position may continue depending on the timing of projects, the cash generation of the Company’s operations and any financing that the Company may consummate.  Decisions as to the payment of dividends in future periods will depend on the financial position, results of operations, prospects and current and projected competing demands for cash resources at the relevant time.  The Company continues its position of prudent and conservative cash management and is committed to using all of its resources to maximize stockholder value, balancing short, medium and long-term interests.

Foreign Currency Risk

Beginning in 2018, IDWE is the obligor on Canadian loans. There is a foreign currency exchange risk, as the value of liabilities denominated in CAD will fluctuate due to changes in exchange rates, which will affect our production costs. These loans mature on May 31, 2021 and they have been fully paid off on May 3, 2021 and May 10, 2021.

Foreign Exchange Balances Held in CAD ( in thousands)	April 30, 2021	October 31, 2020
Cash and cash equivalents	$876	$937
Accounts receivable	20,021	16,355
Bank loans	14,329	18,917
Total	$35,226	$36,209

Off- Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements,” as defined in relevant SEC regulations that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

BUSINESS

Overview

We were incorporated in the State of Delaware in May 2009.

On September 14, 2009, IDT Corporation, our former parent corporation, completed a tax-free spinoff (the “Spin-Off”) of us through a pro rata distribution of our common stock to its stockholders of record as of the close of business on August 3, 2009.

The Company is a holding company consisting of the following principal businesses:

●	IDW Publishing (“IDWP”), a publishing company that creates comic books, graphic novels, digital content and games through its imprints IDW, IDW Games and Top Shelf Productions; and

●	IDW Entertainment (“IDWE”), a company that leverages properties, principally those of IDWP, into television series developing, producing and distributing original content worldwide.

IDW Publishing

IDWP is an award-winning publisher of comic books, original graphic novels, and art books as well as board and tabletop games. Founded in 1999, IDWP has a long tradition of supporting original, creator-driven titles. In 2002, IDWP published 30 Days of Night by Steve Niles and Ben Templesmith followed by other horror titles that kickstarted a resurgence in horror-comic publishing across the industry. Since then, IDWP has significantly diversified its publications. Joe Hill and Gabriel Rodríguez’s Locke & Key, Jonathan Maberry’s V Wars, Stan Sakai’s Usagi Yojimbo, Walter Simonson’s Ragnarök, Beau Smith’s Wynonna Earp, Chris Ryall and Ashley Wood’s Zombies vs Robots, Joe Hill and Martin Simmonds’ Dying is Easy are among the hundreds of award-winning titles published since IDWP’s inception. Titles such as Canto, Ghost Tree, Road of Bones, Mountainhead, and others in active development now.

In 2015, IDWP acquired Top Shelf Productions, an award-winning, critically-acclaimed publisher of graphic novels, which continues to operate as an imprint. Top Shelf is known for publishing works of literary significance including the #1 New York Times and Washington Post bestselling trilogy, March, by Congressman John Lewis, Andrew Aydin, and Nate Powell. March is the only graphic novel to have won the National Book Award. In July 2019, Top Shelf released George Takei’s graphic memoir, They Called Us Enemy, which debuted at #2 on the New York Times Paperback Nonfiction Best Sellers list and as a #1 bestseller on Amazon. They Called Us Enemy was named a “Best Book of the Year” by NPR, Amazon, Forbes, Publishers Weekly, School Library Journal, Kirkus Reviews, and the New York Public Library.

In addition to its core of creator-driven franchises, IDWP has also partnered with the owners of major licensed brands to publish many successful licensed titles, including: Hasbro’s Transformers, G.I. Joe, and My Little Pony; Sega’s Sonic The Hedgehog; CBS’s Star Trek; Sony’s Ghostbusters; Viacom’s Teenage Mutant Ninja Turtles; the Marvel Action’s line of middle-grade comic books designed for younger readers; Toho’s Godzilla; and Lucasfilm’s Star Wars Adventures. These licensed titles often bring with them diverse built-in audiences and also build cache and retailer support for IDWP. With licensed franchises, IDWP strategy is to focus on licenses that not only have eager, built-in fan followings but also ongoing licensor support through other channels, such as toys, animation, and film. This strategy enables IDWP to expand its audience reach and to pursue sub-license opportunities with foreign publishers. IDWP also collaborates with other comic publishers to co-publish certain titles, including Batman vs. Teenage Mutant Ninja Turtles (with DC Comics) and Rick & Morty vs. Dungeons and Dragons (with Oni Press, Inc.).

IDWP’s largest segment is the publication of comic books and graphic novels, which are primarily distributed through three channels:

(i)	to comic book specialty stores non-returnable basis (the “direct market”), by Diamond Comic Distributors, Inc, which serves as IDWP’s distributor to the direct market, worldwide.

(ii)	to traditional retail outlets, including bookstores and mass market stores, on a returnable basis (the “non-direct market”), by IDWP’s non-direct market distributor, Penguin Random House. IDWP works hand-in-hand with Penguin Random House to sell-in and promote IDWP titles to buyers at non-direct market customers such as Amazon, Barnes & Noble, Baker & Taylor, Ingram, Follett, Target, Walmart, and more; and

(iii)	to Ebook distributors (“digital publishers”), where IDWP’s publications are widely available digitally through popular distributors such as Comixology, Amazon, Apple iTunes and iBooks, Google Play, Hoopla, Overdrive, and via IDWP’s own website, idwpublishing.com.

IDWP’s agreement with Penguin Random House has a three-year term and automatically renews for another three years unless terminated earlier.  Pursuant to the agreement, Penguin Random House is the exclusive worldwide distributor for all IDWP products other than periodical comic books for the non-direct market channel, and provides of the following services: warehousing, customer service, order fulfilment, shipping, returns processing, billing/collections, customer credit management, sales, sales reporting, stock control and Web-access to sales and inventory information.  In addition, to the non-direct market channel, IDWP’s agreement allows for Penguin Random House to provide distribution on a non-exclusive basis for the direct-to-consumer channel through Penguin Random House online consumer sites in the United States and Canada.

The agreement obligates Penguin Random House to, among other things, use reasonable skill and care in accordance with its usual practice in providing the services; and maintain a reserve against future returns. The agreement provides for the allocation of risk related to the products to be distributed between the IDWP and Penguin Random House and related to collection of amounts owing.

The agreement provides that both IDWP and Penguin Random House will not be liable to each other for failure to perform any obligation under the agreement to the extent that and so long as the failure is caused matters beyond their control.

The agreement also provides that either party may terminate the agreement upon a material or persistent uncured breach by the other party, or, on six months’ notice following a change of control of either party or either party’s parent.

The agreement also contains customary indemnification and confidentiality provisions.

IDWP’s publications are widely available digitally through popular distributors such as Comixology, Amazon, Apple iTunes and iBooks, Google Play, Hoopla, Overdrive, and via IDWP’s own website (idwpublishing.com). Through the direct market and non-direct market, IDWP sold over 4 million units in fiscal year 2020 and is recognized as the fifth largest publisher based on units sold as calculated and reported by Diamond market share ratings, covering both comics and graphic novels in the direct market. Data for Diamond’s sales charts — which includes the market shares and all top product charts — are compiled by Diamond Comic Distributors from sales made to thousands of comic book specialty shops located in North America and around the world.  Additional sales made to online merchants and other specialty retailers may be included in the calculation as well. Unit and dollar market shares are calculated based upon orders for comic books, graphic novels, and magazines invoiced and shipped to Diamond customers during 2019, which comprises pre-orders, advance reorders, and reorders, minus any copies that are received back from a title marked as returnable.

IDWP publishes under specialized, acclaimed imprints that account for a smaller part of our revenue, including: (i) The Library of American Comics (publishing classic comic reprints); (ii) EuroComics (bringing foreign language comics to an English-speaking audience); (iii) Yoe! Books (specializing in creative historical comic collections); (iv) Artist’s Editions (publishing scans of original art printed at the same size they were drawn); and (v) Sunday Press (producing restorations of classic American comic strips while enhancing their visibility, reach of distribution and marketing).

Many of IDWP’s titles are available in a variety of languages worldwide through foreign licensing. In 2019, IDW also announced a major new initiative to release key titles as Spanish-language graphic novels in the North American market. This initiative kicked off in Summer 2020 with the release of Spanish-language editions of They Called Us Enemy, Red Panda & Moon Bear, and Sonic the Hedgehog.

In 2014, IDWP launched the IDW Games imprint to develop and publish card, board, and tabletop games. Similar to IDWP’s book content, IDW Games offers a mix of popular licensed titles, such as Dragon Ball Z and Batman the Animated Series, as well as creator developed strategic hobby games, such as Towers of Arkhanos and Tonari. IDW Games’ products are sold to distributors worldwide and are available through retailers such as Gamestop, Barnes & Noble, and Amazon, independent games and comics stores, as well as the direct-to-consumer channel through its website and marketing campaigns.

To further expand and build creator-owned properties beyond publishing, IDWP works with IDWE, as well as other outside partners, to bring creator-owned franchises to television and film through licensing arrangements.

As a result of the COVID-19 pandemic, Diamond ceased the direct market distribution of our new comic books from April 1, 2020 through May 19, 2020. Accordingly, IDWP did not publish any new comic books during this period. Based upon distributor capacity, new comic book releases began following a reduced distribution schedule beginning May 20, 2020, with the capacity for new product increasing over the subsequent months. The delay in comic book releases will also have an impact on the publication dates of the related collections in all markets. Additionally, sales made through Diamond, a traditionally non-returnable market, had been made returnable, although this has not resulted in a significant increase in returns. Effective in April 2021, the return policies reverted back to pre- COVID. During this period of reduced output, IDWP paused creative work on many projects, furloughed staff, and experienced a limited number of layoffs. With the receipt of PPP loans and direct market distribution coming back online, furloughed staff have since resumed working and creative work has recommenced.

In order to expand its business and counter a persistent industry-wide decline in direct market sales, IDWP continues to focus on launching new creator-owned titles and partnering with established brands to bring fan-favorite properties to the comic book market. IDWP is also expanding the reach of existing and new products through the development of specialty, library, and education markets; increased direct-to-consumer initiatives; and broadening the reach of creator-driven series through licensing opportunities.

In May 2019, we invested in a new publishing entity, Clover Press, established by Ted Adams and Robbie Robbins, co-founders of IDWP. Clover Press is a separate entity and operates independently from IDWP.

IDWP’s revenues represented 59% and 63% of our consolidated revenues in the three and six months ended April 30, 2021, respectively. IDWP’s revenues represented 51% and 56% of our consolidated revenues in the three and six months ended April 30, 2020, respectively.

IDWP’s revenues represented 62.5% and 46.9% of our consolidated revenues in the fiscal years ended October 31, 2020 and 2019, respectively.

IDW Entertainment

IDWE is a production company and studio that develops, produces and distributes content for global platforms and services.

IDWE was formed on September 20, 2013 to leverage IDWP properties into television series, features and other forms of media by developing and producing original content. IDWE maintains a robust development slate of properties based on IDWP properties primarily for the adult series marketplace and is in advanced conversations with various global studios and networks for their exploitation.  IDWE actively recruits and acquires new franchise material for exploitation primarily in the series format.

IDWE has developed and/or produced four series for television that premiered in calendar 2019 and 2020:

●	Wynonna Earp season four aired in two parts due to worldwide COVID-19 related production shutdowns. The first six episodes of season four premiered July 26, 2020 and the second half of season four began airing on March 5, 2021. The show was created by Emily Andras and stars Melanie Scrofano and is based on the IDWP comics of Beau Smith. Season four’s twelve episodes are being produced by Seven24 Films and distributed by IDWE, in partnership with Syfy and CTV Sci-Fi. Cineflix Studios is the co-producer and global distributor for the series. Season one’s thirteen episodes aired in fiscal 2016. Season two’s twelve episodes aired in fiscal 2017, and Season three’s twelve episodes aired in fiscal 2018.

●	V Wars, debuted on Netflix on December 5, 2019. The 10-episode vampire thriller stars Ian Somerhalder and was produced by High Park Entertainment. The series is based upon Jonathan Maberry’s IDWP’s comic book series of the same name.

●	October Faction premiered on Netflix January 23, 2020. The 10-episode show is based on the IDWP comic books of Steve Niles and Damien Worm of the same name and was adapted by showrunner Damian Kindler and starred Tamara Taylor and J.C. MacKenzie. It was also produced by High Park Entertainment.

●	Locke & Key premiered on Netflix on February 7, 2020. The show is based on the graphic novels of Joe Hill and Gabriel Rodriguez of the same name that are published by IDWP. Seasons two and three have been ordered by Netflix and season two began production in September 2020.

Previously, IDWE and Ideate Media partnered with AMC Studios to license to BBC America the U.S. broadcast and streaming video on demand (SVOD) rights to Dirk Gently, a live-action series based on the Douglas Adams novels and related comic books on the same name published by IDWP. Season one of the series premiered October 22, 2016 in the United States on BBC America. The second and final season aired on BBC America in 2017. Netflix currently streams both seasons worldwide.

IDWE’s revenues represented 41% and 37% of our consolidated revenues in the three and six months ended April 30, 2021, respectively. IDWE’s revenues represented 49% and 44% of our consolidated revenues in the three and six months ended April 30, 2020, respectively.

IDWE’s revenues represented 37.5% and 53.1% of our consolidated revenues in the fiscal years ended October 31, 2020 and October 31, 2019, respectively.

CTM (Discontinued operations)

CTM develops and distributes print-based advertising and information in targeted tourist markets.  Advertisers include entertainment venues, tourist attractions, and cultural sites as well as their related service providers including dining, lodging, and transport services.  CTM services its regional network and partner locations of more than 19,000 diverse locations to distribute printed brochures, magazines and rack cards to the traveling public.

CTM also develops and distributes digital advertising and information through its affiliate Ettractions Inc.’s website, visitorfun.com, which was renamed from ettractions.com in December 2017 to be more easily searched and accessed, and its ExploreBoard network of interactive touch screen kiosks throughout its market areas.

As a result of the economic downturn related to the outbreak of the COVID-19 pandemic, and the impact it had on small businesses in the tourist markets, the Company decided to make a strategic shift to sell CTM and focus on our entertainment and publishing business.

Our Strategy

We seek to improve our financial performance by primarily focusing on development of entertainment that can generate value from our intellectual property and to increase coordination between IDWP and IDWE to improve our development pipeline. IDWP and IDWE will seek to jointly and synergistically develop and produce books and entertainment so as to allow us to capitalize on the global demand for original content from streaming services as well as traditional broadcast and other networks and other content services. To date, we have sold projects to Hulu, Syfy, BBC America, Netflix and Endeavor Content, while others are in active discussion. We believe that our potential projects would be attractive to a broad range of potential distribution channels and participants.

We seek to own “all rights” to intellectual property (“IP”) of our content in order to, afford us significant production-based fees supplemented by merchandising, games, video and other fandom-driven revenue opportunities.

We believe that our key strategic points of differentiation include:

●	IP creation, control and ownership through a creator-friendly (e.g., Steve Niles, Joe Hill) publishing engine and high-value licenses (e.g. Hasbro, Marvel).

●	TV and film development, production and distribution (e.g., Locke & Key, V Wars) through “cost plus” business model amidst content arms race.

●	Merchandise via partnerships and direct-to-consumer sales.

Given recent developments surrounding COVID-19, IDWP has revised its ongoing release schedule to better align with the needs and capacity of the changing retail marketplace. IDWP continues to serve both the direct and non-direct markets through its distribution partners and has added an increased focus on direct to consumer, digital initiatives, and development of merchandise. Content generation remains a key priority for IDWP as we continue to launch new creator-owned titles and expand partnerships with established brands to bring fan-favorite properties to the comics, graphic novel, and games markets. During the market slowdown, IDWP was able to quickly reduce ongoing content production to better suit the needs of the organization at the time, picking back up as the market showed signs of recovery.

In an effort to manage the risks associated with COVID-19, IDWE diversified its development slate and staffed appropriately to focus on both kids and adult animation projects, which minimize the effects of COVID-19 through remote work-from-home initiatives. IDWE can shift into work-from-home protocols seamlessly thanks to our centralized filing and workflow systems. Though television will remain the core business, we are also expanding into podcasts, and other digital content as a way to increase the creation of IP.

Competition

IDWP competes most directly with both public and privately held companies that publish or license for publishing comic books and graphic novels, and further develop their franchises through digital media including shows and feature films. Public company competitors for IDWP include Disney (Marvel) and ATT/Time Warner (DC), as well as smaller capitalized companies such as Wildbrain. Privately held competitors include Skybound Entertainment, Oni Press, Legendary Entertainment, Dark Horse and Image Comics.

IDWE competes with all forms of entertainment. A significant number of companies produce and/or distribute television shows and films, and provide pay television and SVOD programming services. IDWE also competes to obtain creative talents and story properties that are essential to the success of our IDWE business.

The success of our operations is heavily dependent upon public taste and preferences. In addition, operating results fluctuate due to the timing and performance of releases in the television and book markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

Intellectual Property

There are two primary sources of the content that IDWP develops, publishes, and exploits across a range of distribution channels:

●	Original, creator-owned material that marks its debut to the consuming public via IDWP’s published products (“Creator Content”); and

●	Content that has already been successfully exploited in other media (“Licensed Content”).

IDWP enters into publishing agreements with owners of both Creator Content and Licensed Content pursuant to which IDWP licenses the right to exploit such content (“Publishing Agreements”).

IDWP’s Publishing Agreements grant to IDWP exclusive, long term, worldwide rights to publish and sell the licensed content in all languages via traditional channels such as print and digital comics, graphic novels, and trade collections, and niche channels such as board games, coloring books, audio on demand, and high-end limited edition publications (“Publishing Rights”).

A smaller percentage of Publishing Agreements cover a more limited range of licensed rights in order to accommodate pre-existing products and markets already established by licensors such as foreign publishers seeking to have IDWP publish an English only version, licensed content owners seeking expansion into niche markets that can be more successfully exploited by IDWP, and establish authors who have already enjoyed publishing success prior to partnering with IDWP.

Many of IDWP’s Creator Content Publishing Agreements also grant to IDWP exclusive film, television, merchandising, and other ancillary worldwide rights in all formats, languages, and current and future media and delivery technologies (“Ancillary Rights”) that can then be exploited through IDWE or otherwise.

IDWP exploits the Publishing Rights via sales to comic book specialty stores, traditional retail outlets, and direct to consumers, and via sublicenses to digital distribution platforms and foreign territory sub-publishers.

IDWP exploits the Ancillary Rights primarily via its relationship with IDWE, but also through other third-party buyers.

IDWP owns or co-owns the copyright to certain published products that were developed pursuant to Publishing Agreements with first time authors, but most copyrights filed by IDWP are registered in the name of the licensor.

IDWP has registered and owns domain names that it uses to digitally promote and sell its products. It also has trademarked its name and logo, as well as the name and logo of its Top Shelf Productions imprint, and Micro Fun Packs product.

IDWP has developed game mechanics for certain of its game products that it treats as proprietary intellectual property in its Publishing Agreements.

Regulation

The County of Los Angeles, in the state of California, has been subject to regulatory protocols associated with reopening the music, television and film production industries, which were closed as a result of COVID-19. Effective June 12, 2020, the County of Los Angeles Department of Public Health adopted a staged approach, supported by science and public health expertise, to allow music, television and film production to resume. These protocols, which are required to be adhered, cover (1) workplace policies and practices to protect employee health; (2) measures to ensure physical distancing; (3) measures to ensure infection control; (4) communication with employees and the public; and (5) measures to ensure equitable access to critical services. We are complying with all regulatory protocols associated with the County of Los Angeles Department of Public Health.

Employees

As of June 3, 2021, the Company had 81 full-time United States employees, including 62 at IDWP, 11 at IDWE, and 8 at IDW Media Holdings.

Properties

IDW Media Holdings is headquartered at 520 Broad St, Newark, New Jersey, fourth floor. The term of the lease commenced on December 1, 2018 and is month-to-month with 30 days written notice upon termination. Currently, the annual rent expense is $19,200.

IDWP is headquartered in 18,344 square feet of leased space at 2765/2785 Truxtun Road, San Diego, CA. In addition, IDWP leases 18,000 square feet of warehouse space at 4937 Market Street, San Diego CA. This lease expires May 2022 and the fiscal 2020 rent is $164,998.

IDWE is headquartered at 11969 Ventura Blvd., Suite 100, Studio City, CA. The annual rent for fiscal 2020 is $129,117 and the lease term expires May 31, 2022.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial holder of more than 5% of our Class B common stock is an adverse party or has a material interest adverse to our interest.

MANAGEMENT

Directors, Executive Officers, Named Executive Officer and Key Employees

Set forth below is certain information with respect to the individuals who are our directors, executive officers and key employees as of the date of this Prospectus:

Name	Age	Position
Ezra Y. Rosensaft	49	Chief Executive Officer and Named Executive Officer
Karina M. Fedasz	48	Chief Financial Officer
Brooke T. Feinstein	32	Chief Accounting Officer and Named Executive Officer
Howard S. Jonas	64	Chairman of the Board, Former Chief Executive Officer and Named Executive Officer
Perry Davis	72	Director
Allan I. Grafman	67	Director
Irwin Katsof	66	Director
Marc E. Knoller	60	Director, Former Interim Chief Executive Officer and Named Executive Officer
Chris McGurk	64	Director
Paul Davidson	49	Key Employee, Executive Vice President, IDW Entertainment, LLC
Nachie Marsham	44	Key Employee, Publisher, IDW Publishing

Ezra Y. Rosensaft, CFA, has been the Company’s Chief Executive Officer since July 2020. He was previously our Chief Financial Officer from August 2018 until September 2020, and prior to that, the Executive Vice President of Finance of the Company’s IDW Entertainment division from November 2017 until August 2018. Immediately prior to joining the Company, Mr. Rosensaft worked in the Corporate Development and Financial Planning & Analysis groups of Genie Energy (NYSE: GNE) from 2016 to 2017. From 2002 to 2015, Mr. Rosensaft served as SVP of Financial Planning & Analysis at HBO, a division of Time Warner, now Warner Media owned by AT&T (NYSE: T; previously, NYSE: TWX), and was responsible for HBO’s finance and strategy functions, overseeing budgets, long-term plans, financial operations for content and original programming, theatrical output deals, corporate development, competitive analysis, investor relations with parent company, Time Warner, and creating innovative business models such as HBO’s over-the-top strategy (HBO OTT). Mr. Rosensaft was integrally involved in the financial oversight and growth of HBO’s Emmy-award winning original programming slate including shows such as Curb Your Enthusiasm, Sex and the City, Sopranos, and Game of Thrones. Prior to his tenure at HBO, Mr. Rosensaft held positions at Primedia (NYSE: PRM), a B2B and B2C media company, and KPMG LLP. Mr. Rosensaft holds a BSc in Accounting from Yeshiva University, an MBA in Finance from Fordham University and is a CFA charterholder.

Karina M. Fedasz has been the Company’s Chief Financial Officer since January 2021. She was previously a consultant to the Company from August 2019 to January 2021. Prior to joining the Company, Ms. Fedasz was the Chief Financial Officer for MOCEAN from 2018 to 2019, where she managed the strategic plan including goals around strategy, operations, human capital, and the financial objectives and KPI’s around those. From 2013 to 2017, she served in a variety of leadership roles and consulting opportunities involving operations, sales, and business development. From 2009 to 2012, she served as the Chief Financial Officer of Machinima, Inc., the premier online entertainment network for the video game generation, which was subsequently acquired by Warner Bros. Digital Networks. She has also previously served as Senior Director of Business Development at Technicolor (NYSE: TMS) during momentous change, where she was responsible for corporate development including several international deals, as well as promoting the video game services work that leveraged existing creative pipelines. Her early career was spent at JPMorgan in M&A, and at Deloitte as an auditor. Ms. Fedasz holds a B.A. from UCLA (Phi Beta Kappa honors), an MBA in finance from Columbia Business School and a CPA (inactive) from the state of California. She is currently a Director on the Board of the WISH Charter Schools in Los Angeles and serves as Board President of its supporting organization, WISHForward Educational Foundation.

Brooke T. Feinstein has been the Company’s Chief Accounting Officer since July 2020 and immediately prior to that she was our Controller since November 2018.  Before joining the Company, she worked as a Supervisor in the auditing and accounting quality control department at Buchbinder Tunick & Company LLP from 2016 to 2018.  From 2012 to 2015, Mrs. Feinstein worked at Grant Thornton LLP as a Senior Accountant obtaining international experience in both GAAP and IFRS. Mrs. Feinstein has her BBA from Wilfrid Laurier University; she is a Certified Public Accountant (CPA) and also is a Charted Professional Accountant (CPA)/Charted Accountant (CA) in Canada.

Board of Directors

Howard S. Jonas has served as our Chairman of the Board since our inception and served as our Chief Executive Officer from February 2019 through April 2020. Mr. Jonas founded IDT Corporation in August 1990, and has served as its Chairman of the Board of Directors since its inception. Mr. Jonas served as Chief Executive Officer of IDT from October 2009 through December 2013 and from December 1991 until July 2001. IDT spun off the Company to its stockholders in September 2009. Mr. Jonas is also the founder and has been President of Jonas Media Group (formerly Jonas Publishing) since its inception in 1979. From January 2014 until November 2017, Mr. Jonas served as the Chief Executive Officer of Genie Energy Ltd., a former subsidiary of IDT that was spun off to stockholders in October 2011, and has served as Chairman of the board of directors of Genie Energy since the spin-off. From June 2016 to November 2016, Mr. Jonas served as the Chairman of the Board of Zedge, Inc., a former subsidiary of IDT that was spun off to stockholders in June 2016. Mr. Jonas has served as the Vice Chairman of Zedge, Inc. since November 2016. Mr. Jonas also has served as the Chairman of the Board of Rafael Holdings, Inc., a former subsidiary of IDT since it was spun off to stockholders in March 2018, since the spin-off, and also as the Chief Executive Officer until May 2021. Mr. Jonas has been a director of Rafael Pharmaceuticals, Inc. (f/k/a Cornerstone Pharmaceuticals) since April 2013 and was appointed Chairman of the Board in April 2016. Mr. Jonas received his B.A. in Economics from Harvard University.

Key Attributes, Experience and Skills:

As founder of the Company and Chairman of the Board since its inception, Mr. Jonas brings to the Board significant knowledge of all aspects of our Company and each of the industries in which it operates. In addition, having Mr. Jonas on the Board provides our Company with effective leadership.

Perry Davis has been a director of the Company since August 2009. Mr. Davis is a partner at Perry Davis Associates, Inc. (PDA), an international consulting firm providing management and development assistance to non-profit organizations. Mr. Davis is a founder of PDA and has been its President since 1986. Mr. Davis received his B.A. in Political Science from Yeshiva College and his Ph.D. in Public Law and Government from Columbia University.

Key Attributes, Experience and Skills:

Mr. Davis has extensive experience providing management advice to entities of different sizes and provides input to the Company’s management on organizational and other matters. His long tenure with the Company provides important perspective on the Company’s future development.

Allan I. Grafman has been a director of the Company since May 2019. Mr. Grafman has served since 1996 as founder and Chief Executive Officer of All Media Ventures, which provides executive, board and advisory services to media and technology companies. Since July 2020, Mr. Grafman has served on the Board of HappyNest REIT, Inc., a real estate investment trust. Mr. Grafman served as Chairman of the Board of Majesco from 2007 to 2014. From 2005 to 2013, Mr. Grafman served as Operating Partner of Mercury Capital. From 2003 to 2005, Mr. Grafman served as President of Archie Comics. Previous executive roles included those at Hallmark Entertainment, Tribune Entertainment and CCB/ABC/Disney. He has served on 12 boards of companies that are either publicly traded or private equity/venture capital-sponsored. Mr. Grafman received his B.A. in Russian Language and literature from Indiana University (Phi Beta Kappa), his Masters in International Affairs from Columbia University (International Fellow) and his MBA in Finance from Columbia University (Beta Gamma Sigma).

Key Attributes, Experience and Skills:

As having previously served on 11 boards of directors of both public and private companies, Mr. Grafman brings significant experience as a board member in addition to his experiences as a media operating executive and investment banker for growth, turnaround, VC and PE portfolio companies. Mr. Grafman is an innovator known for monetizing content, brands and intellectual property for investors and companies, domestic and international, public and private.

Irwin Katsof has been a director of the Company since October 2010. Mr. Katsof is the founder and the President of Katsof Consulting. In 2014, Mr. Katsof formed TradeMissions.Org, which has organized more than 30 international trade missions in partnership with the U.S. Department of Commerce to countries including Brazil, Canada, Switzerland, Germany, Israel, Singapore, India, the United Kingdom, Sweden, and Hong Kong. From 2010 to present, Mr. Katsof has also been Executive Director of America’s Voices In Israel, which arranges weeklong, all-expense paid trips to Israel for celebrities and athletes, including from broadcast shows such as House MD, Scandal, Grey’s Anatomy, Hawaii Five-O and athletes such as NFL Quarterback Deshaun Watson and NBA Hall of Famer Ray Allen. Mr. Katsof received his B.A. in Psychology and Organizational Development from Loyola College – Concordia University, Montreal and his Rabbinical Ordination from Yeshivat Aish Hatorah, Jerusalem.  Mr. Katsof also completed his Series 7 exams.

Key Attributes, Experience and Skills:

Mr. Katsof’s breadth of experience brings important perspectives to the Company’s Board. He has important contacts in the entertainment, publishing and other industries as well as in the public sector. His skills in interpersonal relationships and working with disparate groups is useful in enabling the Company’s business units to work in a collaborative and mutually beneficial manner.

Marc E. Knoller has been a director of the Company since our inception. Mr. Knoller has served as the Chief Executive Officer of CTM Media Group, Inc. since its inception. Mr. Knoller served as the Company’s Interim Chief Executive Officer from March 2020 to July 2020, the Company’s Chief Executive Officer and President from inception to March 2015, and as Chief Operating Officer from March 2015 through December 2018. Prior to the Spin- Off, Mr. Knoller had served as an Executive Vice President of IDT since December 1998 and served as a director of IDT from March 1996 to August 2007. Mr. Knoller joined IDT as a Vice President in March 1991 and also served as a director of its predecessor. Mr. Knoller has served as Vice President of Jonas Media Group (f/k/a Jonas Publishing) since 1991. Mr. Knoller received his B.B.A. from Baruch College.

Key Attributes, Experience and Skills:

Mr. Knoller’s long experience with the Company and his past service as CEO and COO provide him with institutional knowledge about all of the Company’s businesses. His perspective on past efforts is important in developing and overseeing growth plans for the Company.

Chris McGurk has been a director of the Company since December 2019. Mr. McGurk has served as Chairman of the Board and Chief Executive Officer of Cinedigm Corp., NASDAQ-listed digital distribution and streaming channel company, since 2011. Mr. McGurk currently serves on the Strategic Advisory Board of LIVX, a NASDAQ-listed music streaming Company. Mr. McGurk also serves on the Board of Directors of the Creative Coalition and ASPIRE (Academy for Special Purpose in Responsible Entertainment). Mr. McGurk was the founder and CEO of Overture Films from 2006 until 2010 and was also CEO of Anchor Bay Entertainment, which distributed Overture Films’ product to the home entertainment industry. From 1999 to 2005, McGurk was Vice Chairman of the Board and Chief Operating Officer of Metro-Goldwyn-Mayer Inc. (“MGM”), acting as the company’s lead operating executive until MGM was sold for approximately $5 billion to a consortium of investors. Mr. McGurk joined MGM from Universal Pictures, where he served in various executive capacities, including President and Chief Operating Officer, from 1996 to 1999. From 1988 to 1996, McGurk served in several senior executive roles at The Walt Disney Studios, including Studios CFO and President of The Walt Disney Motion Picture Group. McGurk has previously served on the boards of BRE Properties, Inc., DivX Inc., DIC Entertainment, Pricegrabber.com, LLC and MGM Studios, Inc. Mr. McGurk received his B.S. (summa cum laude) from Syracuse University School of Management, and his MBA from the University of Chicago Graduate School of Business.

Key Attributes, Experience and Skills:

In addition to Mr. McGurk’s service on the board of directors of six major corporations, Mr. McGurk has had a long and successful career in the film and television industry which provides invaluable guidance and oversight for IDW Entertainment business.

Key Employees

Paul Davidson is the Executive Vice President of IDW Entertainment, LLC. Mr. Davidson is an Entertainment executive, producer, screenwriter and author who has over twenty years working in Film and TV development, production, acquisition, distribution and marketing. Most recently, Mr. Davidson led The Orchard’s film and TV division, growing the company into a robust independent film distribution company. Under his leadership, The Orchard netted multiple Oscar nominations (Life, Animated and Cartel Land) along with Golden Globe and Indie Spirit nominations for films like Neruda, American Animals, We the Animals, Donald Cried and more. Successful releases also include Hunt for the Wilderpeople, What We Do in the Shadows, The Hero, Beats Per MInute (BPM) and Birds of Passage.  Mr. Davidson worked to bring new and exciting talent into The Orchard fold including William Friedkin, Werner Herzog, Oren Moverman, Karen Gillan, Taika Waititi, Joachim Trier, Bart Layton and many more.

Prior to The Orchard, Mr. Davidson was the Director of Microsoft's global digital entertainment - Xbox Video. Previous to Microsoft, Mr. Davidson worked in Theatrical Distribution and Production for New Line Cinema and The Jim Henson Company, as well as publishing two novels (Consumer Joe and The Lost Blogs) and selling feature films and TV pilots to The Walt Disney Company and ABC Television. Mr. Davidson received his B.A. in Film from University of California, Irvine.

Nachie Marsham is the Publisher of IDW Publishing overseeing all publishing operations, and has been working in publishing since 1997. Prior to IDW Publishing, Mr. Marsham was Executive Editor at Disney Publishing Worldwide from 2015 to 2020, overseeing editorial teams working with various creative divisions of The Walt Disney Company, working on books including original and extension content for a variety of franchises, and working on new IP development for best-selling series from Disney. From 2018 to 2020, Mr. Marsham led the Marvel Press imprint of Disney Publishing Worldwide, editing and providing creative direction for prose and picture books, in addition to asset creation for both the vertical publishing division and the licensed business. Previous to his time at Disney Publishing, Mr. Marsham spent over eight years in editorial at DC Comics across a wide variety of titles and age ranges, and before that spent years in different positions within Wizard Entertainment.

CORPORATE GOVERNANCE

Director Independence

The Corporate Governance Guidelines adopted by the Board of Directors provide that a majority of the members of the Board of Directors, and each member of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committees, must meet the independence requirements set forth therein. The full text of the Corporate Governance Guidelines, including the independence requirements, is available for your review in the Governance section of our website at https://idwmediaholdings.com/investor-relations/corporate-governance/governance-documents. For a director to be considered independent, the Board of Directors must determine that a director meets the Independent Director Qualification Standards set forth in the Corporate Governance Guidelines and the NYSE American Company Guide, and is free from any material relationship with the Company and its executive officers. The Board of Directors considers all relevant facts and circumstances known to it in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation or significant financial interest. In addition to considering all relevant information available to it, the Board of Directors uses the following categorical Independent Director Qualification Standards in determining the “independence” of its directors:

1.	During the past three years, the Company shall not have employed the director, or, except in a non-officer capacity, any of the director’s immediate family members;

2.	During the past three years, the director shall not have received, and shall not have an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

3.	(a) The director shall not be a current partner or employee of a firm that is the Company’s internal or external auditor, (b) the director shall not have an immediate family member who is a current partner of such firm, (c) the director shall not have an immediate family member who is a current employee of such firm and personally works on the Company’s audit, and (d) neither the director nor any of his or her immediate family members shall have been, within the last three years, a partner or employee of such firm and personally worked on the Company’s audit within that time;

4.	Neither the director, nor any of his or her immediate family members, shall be, or shall have been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that company’s compensation (or equivalent) committee; and

5.	The director shall not be a current employee and shall not have an immediate family member who is a current executive officer of a company (excluding tax-exempt organizations) that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of (a) $200,000 or (b) five percent of the consolidated gross revenues of such other company.

Director Selection Process

The Corporate Governance and Nominating Committee considers candidates suggested by its members, other directors, senior management and stockholders in anticipation of upcoming elections and actual or expected board vacancies. The Corporate Governance and Nominating Committee has not adopted a formal diversity policy or established specific minimum criteria or qualifications because from time to time the needs of the Board and the Company may change. All candidates, including those recommended by stockholders, are evaluated on the same basis in light of the entirety of their credentials and the needs of the Board of Directors and the Company. Of particular importance is the candidate’s wisdom, integrity, ability to make independent analytical inquiries, understanding of the business environment in which the Company operates, as well as his or her potential contribution to the diversity of the Board of Directors and his or her willingness to devote adequate time to fulfill his or her duties as a director. The Corporate Governance and Nominating Committee will consider director candidates recommended by the Company’s stockholders. Stockholders may recommend director candidates by contacting the Chairman of the Board as provided under the heading “Communications with the Board of Directors.”

Board Leadership Structure

Our Board of Directors has no formal policy with respect to separation of the positions of Chairman of the Board and Chief Executive Officer or with respect to whether the Chairman should be a member of management or an independent director, and believes that these are matters that should be discussed and determined by the Board from time to time based on the position and direction of the Company and the membership of the Board. The Board has determined that having Howard S. Jonas, although not considered independent due to his former position as Chief Executive Officer, serve as Chairman is in the best interest of the Company’s stockholders at this time due to his extensive knowledge of the Company and its industries.

Risk Management

Our Board of Directors believes that risk management is an important component of the Company’s corporate strategy.  While the Board assesses specific risks at its committee levels, the Board, as a whole, oversees our risk management process, and discusses and reviews with management major policies with respect to risk assessment and risk management. The Board is regularly informed through its interactions with management and committee reports about risks we currently face, as well as the most likely areas of future risk, in the course of our business including economic, financial, operational, legal and regulatory risks.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Corporate Governance and Nominating Committee, and a Compensation Committee,. All members of the Audit, Corporate Governance and Nominating Committee Compensation Committees meet the criteria for independence as established by our Corporate Governance Guidelines and under the Sarbanes-Oxley Act of 2002. Each of the Committees is described in greater detail below. The Board of Directors has established written charters for each of the Committees, which are available on our website in the Corporate Governance section located at https://idwmediaholdings.com/investor-relations/corporate-governance/committees and which are also available in print to any stockholder upon request to the Corporate Secretary. Any changes to the charters are promptly reflected on our website.

Audit Committee

Messrs. Davis, Grafman (Chairman), and Katsof have been designated as members of our Audit Committee. The principal duties of the Audit Committee under its written charter include: (i) responsibilities associated with our external and internal audit staffing and planning; (ii) accounting and financial reporting issues associated with our financial statements and filings with the SEC; (iii) financial and accounting organization and internal controls; (iv) auditor independence and approval of non-audit services; and (v) “whistle-blower” procedures for reporting questionable accounting and audit practices.

The Audit Committee charter requires that the Committee be comprised of at least two directors, both of whom must be independent under our Corporate Governance Guidelines and the Sarbanes-Oxley Act of 2002. In addition, each member of the Audit Committee is financially literate within the meaning of our Corporate Governance Guidelines, and our Board of Directors has determined that Mr. Grafman has sufficient accounting or financial management expertise to qualify as an “audit committee financial expert,” in accordance with SEC rules.

Corporate Governance and Nominating Committee

Messrs. Davis, Katsof and McGurk have been designated as members of our Corporate Governance and Nominating Committee. The principal duties of the Corporate Governance and Nominating Committee under its charter include: (i) advising the Board of Directors on matters of governance, including making suggestions for policies and procedures in connection therewith and (ii) establish procedures for the nomination process and recommend candidates for election to the Board of Directors and nominating executive officers for election by the Board of Directors.

Compensation Committee

Messrs. Davis, Grafman and Katsof (Chairman) have been designated as members of our Compensation Committee. The principal duties of the Compensation Committee under its charter include: (i) ensuring that a succession plan for the Chief Executive Officer is in place; (ii) reviewing management’s recommendations for executive officers and making recommendations to the Board of Directors; (iii) approving the compensation for the Chief Executive Officer; (iv) reviewing and approving compensation policies and practices for other executive officers including their annual salaries; (v) reviewing and approving major changes in employee benefit plans; (vi) reviewing short and long-term incentive plans and equity grants; and (vii) recommending to the full Board of Directors changes to the compensation of the independent members of the Board of Directors, such as retainers, committee and other fees, stock option, restricted stock and other stock awards, and other similar items as deemed appropriate. The Compensation Committee confers with our executive officers when making the above determinations. The Compensation Committee charter requires that the Committee be comprised of at least two directors, both of whom must be independent under our Corporate Governance Guidelines.

Governance Practices

We observe corporate governance practices and have adopted principal governance documents which are designed to ensure that we maximize stockholder value in a manner that is consistent with both the legal requirements applicable to us and a business model that requires our employees to conduct business with the highest standards of integrity. Our Board of Directors has adopted and adheres to corporate governance principles which the Board of Directors and senior management believe promote this purpose, are sound and represent best practices, and will review these governance practices, the corporate laws of the State of Delaware under which we are incorporated and the regulations of the SEC, as well as best practices recognized by governance authorities to benchmark the standards under which it operates. Our principal governance documents are as follows:

●	Corporate Governance Guidelines;

●	Board of Directors committee charters, including:

●	Audit Committee charter;

●	Corporate Governance and Nominating Committee charter; and

●	Compensation Committee charter.

●	Code of Business Conduct and Ethics.

Our governance documents are available on our website at www.idwmediaholdings.com.

Our Board of Directors, with assistance from its Corporate Governance and Nominating Committee will regularly assess our governance practices in light of legal requirements and governance best practices.

Executive Director Sessions

Under our Corporate Governance Guidelines, the non-employee directors meet in regularly scheduled executive sessions without management.

Communications with the Board of Directors

Stockholders and other interested persons seeking to communicate directly with the Board of Directors, the independent directors as a group or any of the Audit, Compensation, or Corporate Governance and Nominating Committees of the Board of Directors, should submit their written comments c/o Corporate Secretary, Karina M. Fedasz, Stockholder Communications at our principal executive offices at 520 Broad Street, Newark, New Jersey 07102 and should indicate in the address whether the communication is intended for the Chairman of the Board, the Independent Directors or a Committee Chair. The Chairman of the Board will review any such communication at the next regularly scheduled Board of Directors meeting unless, in his or her judgment, earlier communication to the Board of Directors is warranted.

If a stockholder communication raises concerns about our ethical conduct of the ethical conduct of our management, it should be sent directly to our Corporate Secretary at our principal executive offices. The Corporate Secretary will promptly forward a copy of any such communication to the Chairman of the Audit Committee and, if appropriate, our Chairman of the Board, and take such actions as they authorize to ensure that the subject matter is addressed by the appropriate committee of the Board of Directors, by management and/or by the full Board of Directors.

At the direction of the Board of Directors, we reserve the right to screen all materials sent to its directors for potential security risks, harassment purposes or routine solicitations.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics which applies to our directors, Chief Executive Officer, Chief Financial Officer and other employees.

Review of Related Person Transactions

Our Board of Directors has adopted a Statement of Policy with Respect to Related Person Transactions which is administered by our Corporate Governance and Nominating Committee. This policy applies to any transaction or series of transactions in which (i) the Company or a subsidiary is a participant, (ii) the amount involved exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets at year-end for the last two completed fiscal years and (iii) a Related Person has a direct or indirect material interest. Related Persons include directors, director nominees, executive officers, any beneficial holder of more than 5% of any class of the Company’s voting securities, and any immediate family member of any of the foregoing persons. Under the Policy, the Company’s legal department will determine whether a transaction meets the requirements of a Related Person Transaction requiring review by the Corporate Governance and Nominating Committee. Transactions that fall within this definition will be referred to the Corporate Governance and Nominating Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Corporate Governance and Nominating Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company and its stockholders. If the Company becomes aware of an existing Related Person Transaction that has not been approved under this Policy, the matter will be referred to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will evaluate all options available, including ratification, revision or termination of such transaction.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as one of our directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, during Fiscal 2019 and Fiscal 2020 our named executive officers, Ezra Y. Rosensaft, our Chief Executive Officer and former Chief Financial Officer, Brooke T. Feinstein, our chief accounting officer (Fiscal 2020 only), Howard S. Jonas, our former Chief Executive Officer, Marc E. Knoller, our former Interim Chief Executive Officer (Fiscal 2020 only), and Davidi Jonas, our former Chief Strategy Officer (collectively, the “Named Executive Officers”).

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(1)		Share Awards ($)(2)	Option Awards ($)(3)		All other Compensation ($)		Total ($)
Ezra Y. Rosensaft	2020	310,000	213,000	(5)	—	357,763	(6)	60,330	(7)	941,093
Chief Executive Officer and former Chief Financial Officer(4)	2019	220,000	80,000	(8)	—	—		—		300,000

Brooke T. Feinstein	2020	132,250	20,000	(10)	—	7,500	(11)	—		159,750
Chief Accounting Officer(9)

Howard S. Jonas	2020	0	—		—	—		—		—
Former Chief Executive Officer(12)	2019	0	—		—	—		—		—

Marc E. Knoller Former Interim Chief Financial Officer(13)	2020	371,077	60,000	(14)	—	—		—		421,077

Davidi Jonas	2020	—	—		—	240,212	(16)	—		240,212
Former Chief Strategy Officer(15)	2019	—	—		—	—		—		—

(1)	The amounts shown in these columns reflect salary and annual performance-based bonus for performance during the relevant period irrespective of when such salary and bonus was paid.
(2)	The amounts shown in this column reflect the aggregate grant date fair value of restricted share awards computed off the average common stock price on the grant date in accordance with FASB ASC Topic 718.
(3)	The amounts shown in this column reflect the aggregate grant date fair value of option awards computed off the average common stock price on the grant date in accordance with FASB ASC Topic 718.
(4)	Ezra Rosensaft has served as Chief Executive Officer since July 2020 and served as Chief Financial Officer from August 2018 until September 2020.
(5)	Consists of (i) a cash bonus of $75,000 paid to Ezra Rosensaft on or about February 7, 2020, (ii) a cash bonus of $50,000 paid to Mr. Rosensaft on or about July 16, 2020, and (iii) a cash bonus of $88,000 paid to Mr. Rosensaft on or about January 21, 2021 for services performed in fiscal 2020.
(6)	Consists of the value of (i) a grant to Ezra Rosensaft on January 23, 2020 of an option to purchase up to 25,000 shares of Class B Common Stock, which has a 10-year term, an exercise price of $10.50 per share and the following vesting schedule: 10,000 immediately upon grant and 5,000 on each of January 23, 2021, January 23, 2022 and January 23, 2023, and (ii) a grant to Ezra Rosensaft on July 14, 2020 of an option to purchase up to 120,000 shares of Class B Common Stock, which has a 10-year term, an exercise price of $3.98 per share and the following vesting schedule: 40,000 on each of July 14, 2021, July 14, 2022 and July 14, 2023.
(7)	Consists of payments to Mr. Rosensaft for unused and accrued paid time off.
(8)	Consists of (i) a cash bonus of $50,000 paid to Ezra Rosensaft on or about March 8, 2019, and (ii) a cash bonus of $30,000 paid to Mr. Rosensaft on or about September 11, 2019.
(9)	Brooke Feinstein has served as Chief Accounting Officer since July 2020 and served as the Company’s Controller since November 2018.
(10)	Consists of a cash bonus paid to Brooke Feinstein of $20,000 paid on or about January 21, 2021 for services performed in fiscal 2020.

(11)	Consists of the value of a grant to Brooke Feinstein on September 10, 2020 of an option to purchase up to 5,000 shares of Class B Common Stock, which has a 10-year term, an exercise price of $3.35 per share and vests as follows: 1,667 on each of September 10, 2021 and September 10, 2022 and 1,666 on September 10, 2023.

(12)	Howard S. Jonas served as Chief Executive Officer from February 2019 through April 2020.
(13)	Mr. Knoller served as the Interim Chief Executive Officer from March 2020 to July 2020, the Chief Executive Officer and President from inception to March 2015, and as Chief Operating Officer from March 2015 through December 2018.
(14)	Consists of a cash bonus paid to Marc E. Knoller on or about November 25, 2020 for services performed in Fiscal 2020.
(15)	Davidi Jonas served as the Chief Strategy Officer from December 2018 to January 2020.
(16)	Consists of the value of a grant to Davidi Jonas on January 23, 2020 of an option to purchase up to 42,735 shares of Class B Common Stock, which was fully vested upon grant, has a 10-year term and an exercise price of $10.50 per share.

Narrative Disclosure Regarding Summary Compensation Table

Employment Agreements

We have not entered into any employment agreements with any of our Named Executive Officers or directors.

On March 14, 2019, the Company’s Board of Directors adopted the 2019 Stock Option and Incentive Plan (the “2019 Plan”) to provide incentives to executive officers, employees, directors and consultants of the Company and/or its subsidiaries.  The Company has reserved 700,000 shares of Class B Common Stock for the grant of awards under the 2019 Plan, subject to adjustment.  Incentives available under the 2019 Plan may include stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and deferred stock units.  As of July 20, 2021, 261,483 shares remained available to be awarded under the 2019 Plan.

During Fiscal 2020, the Company made the following equity grants to its Named Executive Officers:

○	On January 23, 2020, we granted to our current Chief Executive Officer and former Chief Financial Officer options to purchase 25,000 shares of Class B common stock with a 10-year term at an exercise price of $10.50 per share pursuant to the 2019 Plan with such options vesting as follows: 10,000 immediately and 5,000 on each of January 23, 2021, January 23, 2022 and January 23, 2023.

○	On July 14, 2020, we granted to our current Chief Executive Officer and former Chief Financial Officer options to purchase 120,000 shares of Class B Common Stock with a 10-year term at an exercise price of $3.98 per share pursuant to the 2019 Plan with such options vesting as follows: 40,000 on each of July 14, 2021, July 14, 2022 and July 14, 2023.

○	On January 23, 2020, we granted to our former Chief Strategy Officer options to purchase 42,735 shares of Class B common stock with a 10-year term at an exercise price of $10.50 per share pursuant to the 2019 Plan with such options vesting in full upon grant.

○	On September 10, 2020, we granted to our Chief Accounting Officer options to purchase 5,000 shares of Class B Common Stock with a 10-year term at an exercise price of $3.35 per share pursuant to the 2019 Plan with such options vesting as follows: 1,667 on each of September 10, 2021 and September 10, 2022 and 1,666 on September 10, 2023.

The following table presents certain data for our 2019 Stock Option and Incentive Plan as of October 31, 2020.

Plan	Total shares of Class B common stock reserved under plan	Shares available for future grants under plan	Aggregate number of options exercised	Aggregate number of options outstanding	Weighted average exercise price of options outstanding
2019 Stock Option and Incentive Plan	450,000	126,487	0	252,735	$7.11

The following table presents certain data for our 2009 Stock Option and Incentive Plan as of October 31, 2020.

Plan	Total shares of Class B common stock reserved under plan	Shares available for future grants under plan		Aggregate number of options exercised	Aggregate number of options outstanding	Weighted average exercise price of options outstanding
2009 Stock Option and Incentive Plan	285,860	94,656	(1)	0	10,000	$31.00

(1)	Pursuant to the terms and conditions of the 2009 Stock Option and Incentive Plan, grants may no longer be awarded under this plan.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information on the current holdings of stock options and unvested Restricted Stock by our Named Executive Officers at October 31, 2020.

		Option Awards				Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (1) ($)
Ezra Y. Rosensaft	01/23/2020	10,000	15,000	10.50	01/22/2030	—	—
	07/14/2020	—	120,000	3.98	07/13/2030
Brooke T. Feinstein	09/10/2020	—	5,000	3.35	09/09/2030	—	—
Howard S. Jonas	—	—	—	—	—	—	—
Marc E. Knoller	—	—	—	—	—	—	—
Davidi Jonas	01/23/2020	42,735	—	10.50	01/22/2030	—	—

Potential Payments upon Termination or Change-in-Control

There are no potential payments to any of our Named Executive Officers upon termination or change-in-control.

Director Compensation

Until March 11, 2021, each non-employee director of the Company who attended at least 75% of the meetings of the Board of Directors during a calendar year received an annual cash retainer of $12,000. Such payment was made in January of the calendar year following attendance of at least 75% of the Board of Directors meetings during the preceding year, and is pro-rated for non-employee directors who join the Board of Directors or depart from the Board of Directors during the prior year, if such director attended 75% of the applicable Board of Directors meetings for such partial year. The Company’s Chief Executive Officer may, in his discretion, waive the requirement of 75% attendance by a director to receive the annual retainer in the case of mitigating circumstances. The Compensation Committee periodically reviews our director compensation practices.

On March 11, 2021, the Compensation Committee (1) increased the above-described $12,000 cash retainer to $18,000 effective immediately, resulting in the payment to be made in January 2022 to each non-employee director to be $18,000 instead of $12,000, (2) authorized the grant to each non-employee director of fully vested restricted shares of our Class B common stock issued pursuant to the Company’s 2019 Plan valued at $6,000 based on the closing stock trading price of our Class B common stock on March 10, 2021, resulting in 1,500 shares being issued to each non-employee director, for service to be provided in 2021, and (3) effective January 5, 2022, each non-employee director will receive a grant of fully vested restricted shares of our Class B common stock issued pursuant to the Company’s 2019 Plan valued at $6,000 based on the average of the high and low stock trading price of our Class B common stock on the business day immediately prior to the grant date, for service to be provided in forthcoming calendar year.

The Compensation Committee believes that our director compensation is fair and appropriate in light of the responsibilities and obligations of our directors.

Fiscal 2020 Director Compensation Table

The following table lists the Fiscal 2020 compensation for each person who served as a non-employee director during fiscal 2020. This table does not include compensation to Howard S. Jonas and Marc E. Knoller, who serve as directors now and served as directors during fiscal 2020. Each of Messrs. Jonas and Knoller is a Named Executive Officer, as neither received compensation for his service as a director during fiscal 2020. Each of Messrs. Jonas’ and Knoller’s compensation is set forth in the Executive Compensation section of this Prospectus. Mr. Knoller is Chief Executive Officer of CTM Media Group, Inc, a former subsidiary of the Company, and was Interim Chief Executive Officer from March 2020 until July 2020.

Name	Dates of Board Service During Fiscal 2020	Fees Earned or Paid in Cash ($)		Fees Earned or Paid in Stock ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Perry Davis	11/01/2019 – 10/31/2020	24,500	(1)	—	—	—	24,500
Allan I. Grafman	11/01/2019 – 10/31/2020	37,000	(2)	—	—	—	37,000
Irwin Katsof	11/01/2019 – 10/31/2020	12,000	(3)	—	—	—	12,000
Chris McGurk	12/09/2019 – 10/31/2020	24,500	(1)	—	—	—	24,500

(1)	Consists of (a) $12,000, which represents the annual Board of Directors retainer earned in Fiscal 2020 and (b) $12,500, which represents the fee earned in Fiscal 2020 for service on the Special Committee Regarding the Potential Sale of CTM Media (“CTM Sale Committee”).
(2)	Consists of (a) $12,000, which represents the annual Board of Directors retainer earned in Fiscal 2020, (b) $12,500, which represents the fee earned in Fiscal 2020 for service on the CTM Sale Committee, and (c) $12,500, which represents the fee earned in Fiscal 2020 for service as the Chairman of the CTM Sale Committee.
(3)	Represents the annual Board of Directors retainer earned in Fiscal 2020.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has served as an officer or employee of the Company or has any relationship with the Company that is required to be disclosed under the heading “Related Person Transactions.” No executive officer of the Company served or serves on the compensation committee (or other board committee performing equivalent functions) of any company that employed or employs as an executive officer any member of the Company’s Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions

Transactions with Related Persons, Promoters and Certain Control Persons

On August 21, 2018, the Company entered into a loan agreement with Howard Jonas, the Company’s Chairman of the Board of Directors (who, at the time was also the Company’s Chief Executive Officer and majority stockholder) (the “Chairman”) for $5,000,000. Interest accrued at prime rate plus 1% and the loan had a maturity date of August 20, 2022. Payment of principal and interest were payable from 70% of the Free Cash Flow, as defined in the loan agreement, of the Company’s CTM Media Group Inc. subsidiary. All outstanding shares of CTM Media Group Inc. stock were pledged as security under the agreement. On December 1, 2019, the Company amended the agreement providing that up to 60% of the interest due may, at the option of the Company, be paid in shares of Class B common stock (and the remaining amount in cash) with such shares valued based on the average closing prices for the Class B common stock on the ten trading days immediately prior to the applicable interest due date. The shares issued in connection with the loan interest was 63,255. Interest on the loan was due and payable quarterly. In conjunction with the loan, the Company issued the Chairman a warrant to purchase up to 89,243 shares of the Company’s Class B Common Stock at a price per share of $42.02. The warrant expires August 21, 2023. On July 13, 2020 $1,250,000 was converted into 314,070 shares of Class B Common Stock. On February 15, 2021 the Company closed the previously announced CTM Sale and since the cancelation of the indebtedness was the purchase price the Company wrote down the loan of $3,750,000, the outstanding balance as at April 30, 2021 was nil.

On September 21, 2018, the Company entered into a bridge loan facility agreement with Howard Jonas for up to $26,000,000. On December 1, 2019, the Company amended the agreement providing that up to 60% of the interest due may, at the option of the Company, be paid in shares of Class B common stock (and the remaining amount in cash) with such shares valued based on the average closing prices for the Class B common stock on the ten trading days immediately prior to the applicable interest due date. Pursuant to the applicable amendment, the maturity date of the bridge loan facility was extended to August 21, 2022.To date, the shares issued in connection with the loan interest was 14,902. The interest is to be paid quarterly on the loan. The proceeds from the private placement offering on March 9, 2020 were used to pay off the remaining $4,000,000 of the loan facility. $8,000,000 of the loan facility was paid off in connection with the 2019 offering. The balance due under the facility was $0 at October 31, 2020. In conjunction with the amendment to the loan, the Company issued the Chairman a warrant to purchase up to 98,336 shares of the Company’s Class B Common Stock at a price per share of $26.44. The warrant expires on March 30, 2022.

For the three and six months ended April 30, 2021, interest on the loan agreement amounted to $27,000. For the three and six months ended April 30, 2020, interest on the bridge facility loan and loan agreement amounted to $177,000. Both were charged to production cost.

For the fiscal year ended October 31, 2020 interest on the loan agreement amounted to $406,000. For the fiscal year October 31, 2019 interest on the bridge facility loan and loan agreement amounted to $1,204,403. Both were charged to production cost.

CTM has an arrangement with ETR Brochure Distributors (“ETR”) to manage all aspects of its brochure distribution operations, principally located in the Washington D.C area. ETR is a company owned by the Chairman. The arrangement provides for a split of revenue and costs of brochure and advertising media distribution in the areas presently serviced by ETR and expands both the CTM and ETR distribution networks.

In fiscal 2020 and 2019, CTM billed ETR $5,000 and $18,000, respectively and ETR billed CTM approximately $54,000 and $110,000 for distribution services, respectively. ETR purchased management services from CTM for the fiscal years ended October 31, 2020 and October 31, 2019 in the amounts of approximately $59,000 and $111,000, respectively. The balance owed by ETR to CTM was approximately $140,000 and $130,000 as of October 31, 2020 and 2019, respectively.

On July 14, 2020, the Company and Howard Jonas executed a share purchase agreement pursuant to which the Company agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “CTM Sale”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by the Company, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months from the closing of the CTM Sale for more than $4.5 million. Prior to executing the share purchase agreement, the Company obtained a third-party’s valuation of CTM and a fairness opinion that stated the consideration being received by the Company in the CTM Sale was fair. In addition to the Company’s Board of Directors approving the CTM Sale, the Audit Committee of the Board of Directors, which is comprised entirely of independent directors, approved the CTM Sale in compliance with the Company’s Statement of Policy with respect to Related Person Transactions. The CTM Sale closed on February 15, 2021, and we do not expect to have significant continuing involvement with CTM subsequent to the sale.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s Class B common stock (“Class B Common Stock”) and the Company’s Class C common stock (“Class C Common Stock”) by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Class B Common Stock or Class C Common Stock, (ii) each of the Company’s directors, and Named Executive Officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes to the table, to the best of the Company’s knowledge, the persons named in the table have sole voting and investing power with respect to all shares indicated as being beneficially owned by them and except as otherwise noted, the address of the referenced individual is c/o IDW Media Holdings, Inc. 520 Broad Street, Newark, New Jersey 07102.

Unless otherwise noted, the security ownership information provided below is given as of July 30, 2021 and all shares are owned directly. Percentage ownership information is based on 9,514,080 shares of Class B Common Stock issued and outstanding and 545,360 shares of Class C Common Stock issued and outstanding.  In computing the number of shares of Class B Common Stock beneficially owned by a person and the percentage ownership of that person, we considered shares of Class B Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within sixty days of July 30, 2021.

Name	Number of Shares of Class C Common Stock	Percentage of Ownership of Class C Common Stock	Number of Shares of Class B Common Stock		Percentage of Ownership of Class B Common Stock	Percentage of Aggregate Voting Power δ
Howard S. Jonas			1,922,541	(1)	19.8%	6.7%
The Liora Jonas Stein 2020 Florida Trust, Alan Grayson, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,549		1.6%	8.5%
The Michael Jonas 2020 New Jersey Trust, Mark Berger, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,549		1.6%	8.5%
The Miriam Jonas 2020 New Jersey Trust, Liore Alroy, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,549		1.6%	8.5%
The Samuel Jonas 2020 New Jersey Trust, Jason Cyrulnik, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,549		1.6%	8.5%
The Jonathan Jonas 2020 South Dakota Trust, Bridgeford Trust Company, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,549		1.6%	8.5%
The Joseph Jonas 2020 Alaska Trust, Peak Trust Company – Ak, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,549		1.6%	8.5%
The Rachel Jonas 2020 Nevada Trust, Premier Trust, Inc., Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,548		1.6%	8.5%
The Tamar Jonas 2020 Nevada Trust, Peak Trust Company – Nv, Trustee, dd. 04/06/2020(2)	68,170	12.5%	148,548		1.6%	8.5%
Entities affiliated with Nantahala Capital Management, LLC, 130 Main Street 2nd Floor, New Canaan, CT 06840			1,242,243	(3)	13.1%	4.8%
Raging Capital Master Fund, Ltd., 10 Princeton Avenue, Rocky Hill, NJ 08553			1,354,248	(4)	14.2%	5.2%
Ezra Y. Rosensaft			57,002	(5)	*	*
Brooke T. Feinstein			1,667	(6)	*	*
Davidi Jonas			42,375	(7)	*	*
Perry Davis			1,500		*	*
Allan I. Grafman			4.500		*	*
Irwin Katsof			1,500		*	*
Marc E. Knoller			105,434		1.1%	*
Chris McGurk			1,500		*	*
All directors, Named Executive Officers and executive officers as a group (10 persons)			2,138,545		21.8%	7.2%

*	Less than 1%.
δ	Voting power represents combined voting power of our Class C Common Stock (three votes per share) and our Class B Common Stock and Preferred Stock (one-tenth of one vote per share). Excludes stock options and warrants.

(1)	Consists of (i) 26,755 shares of Class B Common Stock held by Mr. Howard Jonas, directly, (ii) 1,675,957 shares of Class B Common Stock held by the HSJ 2020 IDW-Zedge Annuity Trust, (iii) 32,000 shares of Class B Common Stock owned by the Jonas Foundation, (iv) an aggregate of 250 shares of Class B Common Stock beneficially owned by a custodial account for the benefit of a child of Mr. Howard Jonas (of which Mr. Howard Jonas is the custodian), and (v) warrants to purchase up to 89,243 shares of Class B Common Stock at a price per share of $42.02 and up to 98,336 shares of Class B Common Stock at a price per share of $26.44. Does not include (a) an aggregate of 1,766,511 shares of Class B Common Stock beneficially owned by trusts for the benefit of the children of Mr. Howard Jonas, as Mr. Howard Jonas does not exercise or share investment control of these shares and (b) 105,550 shares of Class B Common Stock owned by the Howard S. & Deborah Jonas Foundation, as Mr. Howard Jonas does not beneficially own these shares.
(2)	Shares of Class B Common Stock and Class C Common Stock held by the trusts for the benefit of Mr. Howard Jonas’ children were transferred from Mr. Howard Jonas on April 6, 2020 and Mr. Howard Jonas is the trustor of the trusts with the power to replace the trustee.
(3)	Amounts include the shares of Class B Common Stock held by managed funds and/or separate accounts affiliated with Nantahala Capital Management, LLC. Nantahala Capital Management, LLC is a registered investment adviser and has been delegated the legal power to vote and/or direct the disposition of such shares as a general partner or investment manager and would be considered the beneficial owner of such shares. The above shall not be deemed to be an admission by the record owners that they are themselves beneficial owners of these securities for purposes of Section 13(d) of the Exchange Act or any other purpose. Wilmot Harkey and Daniel Mack are managing members of Nantahala Capital Management, LLC and may be deemed to have voting and dispositive power over the reported shares.
(4)	Includes 19,342 shares owned by William Martin directly, who has investment and voting control over the shares of Raging Capital Master Fund, Ltd.
(5)

Consists of (i) 2,002 shares of Class B Common Stock held directly, and (ii) options to purchase 55,000 shares of Class B Common Stock that are currently exercisable or exercisable within sixty days of July 30, 2021.

(6)	Consists of options to purchase 1,667 shares of Class B Common Stock that are currently exercisable or exercisable within sixty days of July 30, 2021.
(7)	Consists of options to purchase 42,375 shares of Class B Common Stock, all of which are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

The Company’s authorized capital stock consists of Class B Common Stock, Class C Common Stock and Preferred Stock. As of July 30, 2021, there were 20,000,000 shares of Class B Common Stock authorized, 2,500,000 shares of Class C Common Stock authorized and 500,000 shares of Preferred Stock authorized.

Class B Common Stock

Holders of shares of Class B Common Stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. There are no conversion or redemption rights or sinking fund provisions with respect to the Class B Common Stock.

Class C Common Stock

Holders of shares of Class C common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class C common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Class C common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class B common stock. In the event a holder of shares of Class C common stock transfers such shares to a transferee other than to a Permitted Transferee, upon transfer, each share of Class C common stock is automatically converted into one fully paid and non-assessable share of Class B common stock.

A Permitted Transferee is defined in our Fourth Restated Certificate of Incorporation as follows:

(i)	In the case of any stockholder, the Corporation or any one or more of its directly or indirectly wholly owned subsidiaries;

(ii)	In the case of a stockholder who is a natural person:

The spouse of such stockholder (the “Spouse”), any lineal ancestor of such stockholder or of the Spouse, and any person who is a lineal descendant of a grandparent of such stockholder or of the Spouse, or a spouse of any such lineal descendent or such lineal ancestor (collectively, the “Family Members”);

A trust (including a voting trust) exclusively for the benefit of one or more of (x) such stockholder, (y) one or more of his or her Family Members or (z) an organization to which contributions are deductible under 501(c)(3) of the Internal Revenue Code of 1986, as amended, or any successor provision (the “Internal Revenue Code”) or for estate or gift tax purposes (a “Charitable Organization”); provided that such trust may include a general or special power of appointment for such stockholder or Family Members (a “Trust”); provided, further, that if by reason of any change in the beneficiaries of such Trust, such Trust would not have qualified, at the time of the transfer of Class C common stock to such Trust (for purposes of this sub-paragraph (B), the “Transfer Date”), as a Permitted Transferee, all shares of Class C common stock so transferred to such Trust shall, effective on the date of such change of beneficiary, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B Stock;

A Charitable Organization established solely by one or more of such stockholder or a Family Member;

An Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, of which such stockholder is a participant or beneficiary, provided that such stockholder has the power to direct the investment of funds deposited into such Individual Retirement Account and to control the voting of securities held by such Individual Retirement Account (an “IRA”);

A pension, profit sharing, stock bonus or other type of plan or trust of which such Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401(k) of the Internal Revenue Code, provided that such Stockholder has the power to direct the investment of funds deposited into such plan or trust and to control the voting of securities held by such plan or trust (a “Plan”);

Any corporation or partnership directly or indirectly controlled, individually or as a group, only by such stockholder and/or any of his Permitted Transferees as determined under this clause (ii); provided, that if by reason of any change in the direct or indirect control of such corporation or partnership, such corporation or partnership would not have qualified, at the time of the Transfer of Class C common stock to such corporation or partnership, as a Permitted Transferee of such stockholder, all shares of Class C common stock so transferred to such corporation or partnership shall, effective on the date of such direct or indirect change in control, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock; and

The estate, executor, executrix or other personal representative, custodian, administrator or guardian of such Stockholder.

(iii)	In the case of a stockholder holding the shares of Class C common stock in question as trustee of an IRA, a Plan or a Trust, “Permitted Transferee” means (x) the person who transferred Class C common stock to such IRA, such Plan or such Trust, (y) any Permitted Transferee of any such person determined pursuant to this Section 2(e) and (z) any successor trustee or trustees in such capacity of such IRA, such Plan or such Trust;

(iv)	In the case of a stockholder which is a partnership, “Permitted Transferee” means any other person, directly or indirectly controlling, controlled by or under direct or indirect common control with such partnership, provided that, if by reason of any change in the direct or indirect control of such person, such person would not have qualified, at the time of the transfer of the Class C common stock to such person, as a Permitted Transferee of such partnership, all shares of Class C common stock so transferred to such person shall, effective on the date of such direct or indirect change in control, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock;

(v)	In the case of a stockholder which is a corporation (other than a Charitable Organization) “Permitted Transferee” means any other person directly or indirectly controlling, controlled by or under direct or indirect common control with such corporation; provided that if by reason of any change in the direct or indirect control of such person, such person would not have qualified, at the time of the Transfer of the Class C common stock to such person, as a Permitted Transferee of such corporation, all shares of Class C common stock so transferred to such person shall, effective on the date of such direct or indirect change in control be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock; and

(vi)	In the case of a stockholder which is the estate of a deceased stockholder or who is the executor, executrix or other personal representative, custodian or administrator of such stockholder, or guardian of a disabled or adjudicated incompetent Stockholder or which is the estate of a bankrupt or insolvent stockholder, which owns the shares of Class C common stock in question, “Permitted Transferee” means a Permitted Transferee of such deceased, or adjudicated incompetent, disabled, bankrupt or insolvent stockholder as otherwise determined pursuant to this Section 2(e).

To the extent issued and outstanding shares of Class C common stock are converted to Class B common stock or in the event shares of Class C common stock are issued in the future and subsequently converted to Class B common stock, holders of our Class B common stock may suffer dilution.

As of July 30, 2021, there were 9,514,080 shares of Class B common stock and 545,360 shares of Class C common stock issued and outstanding (excluded from these numbers are 519,360 shares of Class B common stock we hold in treasury)

Preferred Stock

The Board of Directors has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

As of July 30, 2021, no shares of Preferred Stock were outstanding.

Options

As of July 30, 2021, we had options to purchase 327,737 Class B common stock outstanding pursuant to the 2009 and 2019 Plans with a weighted average exercise price of $6.44 per share.

Warrants

As of July 30, 2021, the Company has outstanding warrants issued to Howard Jonas to purchase up to (i) 89,243 shares of Class B common stock, par value $0.01 per share at a price of $42.02 per share and (ii) 98,336 shares of Class B common stock, par value $0.01 per share at a price of $26.44 per share.  The warrants have a term of five and three years, respectively.

Anti-Takeover Effects of Our Charter and By-Laws

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult:

●	acquisition of us by means of a tender offer;

●	acquisition of us by means of a proxy contest or otherwise; or

●	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation; By-Laws

Our Certificate of Incorporation and By-Laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Meetings. Under our By-Laws, only (i) our Chairman of the Board, (ii) our Chief Executive Officer, (iii) our President, (iv) our Corporate Secretary, (v) a majority of our Board of Directors, or (vi) stockholders owning issued and outstanding capital stock of us representing not less than a majority of the voting power of all of our issued and outstanding capital stock may call special meetings of our stockholders.

Indemnification and Limitation of Liability of Directors and Officers

Our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”), our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

Our By-Laws provide we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director or officer of ours if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in our right, such director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

We may enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our Certificate of Incorporation. Such agreements, among other things, would indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our rights, on account of services as our director or officer or as a director or officer of any subsidiary of ours, or as a director or officer of any other company or enterprise to which the person provides services at our request.

We obtain directors’ and officers’ liability insurance providing coverage to our directors and officers.

Registration Rights Agreements

Pursuant to substantially similar Registration Rights Agreements (the “RRAs”) entered into between the Company and each of the purchasers of 2,051,002 shares of Class B Common Stock (the “Resale Shares”) on or about March 2, 2020, the Company agreed to file, as soon as reasonably practicable following the closing of the sale by the Company of the Resale Shares, with the Securities and Exchange Commission (the “SEC”) a registration statement covering the resale of the Resale Shares; provided, however, that with respect to 66,667 of the Resale Shares, the Company agreed to use commercially reasonable best efforts to file the Registration Statement with the SEC as soon as reasonably practicable but in any event no later April 20, 2020. The Company agreed to pay all expenses related to such registration. Pursuant to the RRAs, the Company and each of the purchasers agreed to indemnify and hold harmless the other party with certain conditions.

Pursuant to the RRAs, the Company also agreed to, as expeditiously as possible:

(a) use commercially reasonable efforts to cause the applicable Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities, covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities may be sold pursuant to Rule 144 of the Securities Act without volume or manner of sale restrictions (“Registration Period”);

(b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Registration Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all Registrable Securities;

(c) furnish to each Stockholder and their legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than four (4) business days after the filing date, receipt date or sending date, as the case may be), a reasonable number of copies of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as such Stockholder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Stockholder;

(d) immediately notify each Stockholder, at any time when a Prospectus relating to the Registrable Securities is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and at the request of any Stockholder, promptly prepare and furnish to such Stockholder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities;

(e) with a view to making available to the Stockholder the benefits of Rule 144 promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Stockholder to sell securities of the Company to the public without registration, the Company covenants that it will (i) file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and (ii) make available information necessary to comply with Rule 144, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable a Stockholder without registration under the Securities Act within the limitation of the exemptions provided by (x) Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rules may be amended from time to time or (y) any other rules or regulations now existing or hereafter adopted by the SEC. Upon the reasonable request of a Stockholder, the Company will deliver to such Stockholder a written statement as to whether it has complied with such information;

(f) use commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness and, if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

(g) cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which the Company Class B Common Stock is then listed;

(h) in the case of certificated Registrable Securities, cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold pursuant to a Registration Statement;

(i) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities that are Company Class B Common Stock from and after the effective date of the applicable Registration Statement; and

(j) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

Certain of the RRAs were amended on or about March 25, 2020 to extend the deadline to file the Registration Statement with the SEC as soon as reasonably practicable but in any event no later than September 2020 or September 1, 2020, as applicable. On July 1, 2021, the Registration Statement on Form S-1 registering the Resale Shares with the SEC was declared effective.

Listing

Our Class B common stock was previously quoted on the OTC Pink Market under the trading symbol “IDWM”. Our Class B common stock has been approved for listing on the NYSE American under the symbol “IDW” and will begin trading on that exchange on August 4, 2021.

Transfer Agent

American Stock Transfer & Trust Company will serve as our transfer agent and registrar. Its address is 59 Maiden Lane Plaza Level, New York, New York 10038, and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our common stock were quoted on the OTC Pink Markets under the symbol “IDWM.” Future sales of substantial amounts of our Class B common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or upon debt conversion, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon completion of this offering we estimate that we will have 12,014,080 outstanding shares of our Class B common stock, assuming no exercise of outstanding options or warrants, and no sale of shares reserved for the underwriter for over-allotment allocation, if any.

Sale of Restricted Securities

The shares of our Class B common stock sold pursuant to this offering will be registered under the Securities Act or 1933, as amended, and therefore freely transferable, except for our affiliates. Our affiliates will be deemed to own “control” securities that are not registered for resale under the registration statement covering this prospectus. Individuals who may be considered our affiliates after this offering include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates are not permitted to resell their shares of our Class B common stock unless such shares are separately registered under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act is available, such as Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” (i.e. securities that are not registered by an effective registration statement) of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of Class B common stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about the Company is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in this offering or upon exercise of stock options or upon vesting of other equity-linked awards may be “control securities” rather than “restricted securities.” “Control securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of the Company’s Class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the lock-up period described below.

Lock-Up Agreements

The Company, each of our directors and executive officers, and certain of our stockholders affiliated with our directors and executive officers have agreed not to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriter. See “Underwriting—Lock-up Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B common stock purchased in this offering, which we refer to collectively as our securities, but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as of the date hereof. These authorities may change, possibly retroactively, resulting in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

This summary does not address any alternative minimum tax considerations, any considerations regarding the Medicare tax, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address all of the tax consequences that may be relevant to investors, nor does it address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	tax-exempt entities or governmental organizations, including agencies or instrumentalities thereof;

●	regulated investment companies and real estate investment trusts;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	tax-qualified retirement plans;

●	certain former citizens or long-term residents of the United States;

●

partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities including S corporations and trusts (and any investors therein);

●	persons who hold our securities as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code; or

●

persons deemed to sell our securities under the constructive sale provisions of the Code, or persons holding the securities as part of a “straddle,” hedge, conversion transaction, integrated transaction or other similar transaction.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our securities arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our securities. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our securities, other than a partnership, that is:

●	an individual citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate or trust whose income is subject to U.S. federal income tax regardless of its source; or

●

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

Distributions

As described in the section titled “Market for Our Class B common stock - Dividend Policy,” we do not pay cash dividends on our Class B common stock and do not anticipate paying any dividends on our Class B common stock in the foreseeable future. However, if we do make distributions in cash or other property on our Class B common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent our distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital that will first reduce your basis in our Class B common stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under “—Sale, Exchange or Other Taxable Disposition of Class B common stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied, with certain exemptions. Any dividends that we pay to a U.S. holder that is a corporation will qualify for the dividends received deduction if the requisite holding period is satisfied, subject to certain limitations. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Sale, Exchange or Other Taxable Disposition of Class B common stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our Class B common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s adjusted tax basis in such Class B common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such Class B common stock. A U.S. holder’s adjusted tax basis in its Class B common stock will generally equal the U.S. holder’s acquisition cost or purchase price, less any prior distributions treated as a return of capital. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the Class B common stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our Class B common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Unearned Income Medicare Tax

A 3.8% Medicare contribution tax will generally apply to all or some portion of the net investment income of a U.S. holder that is an individual with adjusted gross income that exceeds a threshold amount ($200,000, or $250,000 if married filing jointly).

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of our securities. A “non-U.S. holder” is a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. holder. The term “non-U.S. holder” includes:

●	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

●	a foreign corporation;

●	an estate or trust that is not a U.S. holder; or

●	any other Person that is not a U.S. holder

but generally does not include an individual who is present in the U.S. for 183 days or more or who is otherwise treated as a U.S. resident in the taxable year. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Distributions

Subject to the discussion below regarding effectively connected income, any distribution paid to a non-U.S. holder, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S., will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be provided prior to the payment of dividends and must be updated periodically. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty should consult with its individual tax advisor to determine if it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our securities through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) are generally exempt from such withholding tax if the non-U.S. holder satisfies certain certification and disclosure requirements. In order to obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. holders, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its Class B common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class B common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class B common stock” below.

Gain on Sale, Exchange or Other Taxable Disposition of Class B common stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our Class B common stock unless:

●

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

●

the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●

shares of our Class B common stock constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non- U.S. holder’s holding period for, our Class B common stock (provided that an exception does not apply), and, in the case where shares of our Class B common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Class B common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class B common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class B common stock is regularly traded on an established securities market, such Class B common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively hold more than five percent of such regularly traded Class B common stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our Class B common stock.

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or (in each case) such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may apply.

Federal Estate Tax

Class B common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8.Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our securities paid to a “foreign financial institution” (as specially defined under these rules), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our securities.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our securities, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We are offering our shares of Class B common stock described in this prospectus through the underwriters named below. EF Hutton, division of Benchmark Investments, Inc. (“EF Hutton”) is acting as the sole representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Common Stock listed next to its name in the following table.

Underwriters	Number of Shares
EF Hutton, division of Benchmark Investments, Inc.	2,495,000
Joseph Gunnar & Co. LLC	5,000
Total	2,500,000

The underwriting agreement provides that the underwriters must buy all of the shares of Class B common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below. Our shares of Class B common stock are offered subject to a number of conditions, including:

●	receipt and acceptance of shares of our Class B common stock by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

We have been advised by EF Hutton that the underwriters intend to make a market in our shares of Class B common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of 375,000 additional shares of Class B common stock (representing 15% of the shares offered). The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of Class B common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.252 per share from the public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the public offering price, EF Hutton may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of Class B common stock to the underwriters at the offering price of $3.348 per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 7% underwriting discount.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 375,000 additional shares.

	No Exercise	Full Exercise
Per share	$0.252	$0.252
Total	$630,000	$724,500

We have agreed to pay EF Hutton’s out-of-pocket accountable expenses, including EF Hutton’s legal fees, up to a maximum amount of $75,000, subject to a maximum of $25,000 if the offering is not consummated.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $235,281. We have also agreed to reimburse the underwriters for certain expenses incurred by them.

Right of First Refusal

We have granted EF Hutton a right of first refusal, for a period of six (6) months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at EF Hutton’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each being referred to as a subject transaction), during such six (6) month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to EF Hutton for such subject transactions.

Lock-up Agreements

The Company, each of our directors and executive officers, and certain of our, and certain of our stockholders affiliated with our directors and executive officers have agreed not to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of EF Hutton.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Stock Exchange

Our Class B common stock has been approved for listing on the NYSE American under the symbol “IDW” and will begin trading on that exchange on August 4, 2021.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of Class B common stock during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of Class B common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of Class B common stock, which involve the sale by the underwriters of a greater number of shares of Class B common stock than they are required to purchase in this offering and purchasing shares of Class B common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Common Stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because EF Hutton has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Class B common stock or preventing or retarding a decline in the market price of our Class B common stock. As a result of these activities, the price of our Class B common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE American, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

The principal factors to be considered in determining the public offering price include:

●	the information set forth in this prospectus and otherwise available to EF Hutton;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Class B common stock or that the shares of Class B common stock will trade in the public market at or above the public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of any shares of our Class B common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class B common stock may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our Class B common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class B common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class B common stock to be offered so as to enable an investor to decide to purchase any shares of our Class B common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class B common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class B common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Shares of our Class B common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class B common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class B common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class B common stock.

Accordingly, the shares of Class B common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class B common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class B common stock. The shares of Class B common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class B common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class B common stock. The shares of Class B common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class B common stock may not be circulated or distributed, nor may the shares of our Class B common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class B common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our Class B common stock under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

EXPERTS

Our financial statements for the fiscal years ended October 31, 2020 and 2019 have been audited by Zwick & Banyai, PLLC, an independent registered public accounting firm as set forth in its report and are included in reliance upon such report given on the authority of such firm as experts in accounting.

LEGAL MATTERS

Schwell Wimpfheimer & Associates LLP, New York, New York, will pass upon the validity of the shares of our Class B common stock to be sold in this offering. Attorneys at Schwell Wimpfheimer & Associates own shares of the Company’s Class B Common Stock with an aggregate value of approximately $100,000 as of July 30, 2021. Certain legal matters will be passed upon on behalf of the underwriters by Nelson Mullins Riley & Scarborough LLP, Washington, DC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this Prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this Prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this Prospectus is a part at the SEC’s website.

Upon effectiveness of this registration statement, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at https://idwmediaholdings.com/. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this Prospectus.

IDW MEDIA HOLDINGS, INC.

IDW MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	April 30, 2021 (unaudited)	October 31, 2020 (Note 1)
Assets
Current assets:
Cash and cash equivalents	$7,607	$10,541
Trade accounts receivable, net	22,063	22,921
Inventory	3,667	3,754
Prepaid expenses	2,178	1,361
Current assets held for sale from discontinued operations	-	11,171
Total current assets	35,515	49,748
Property and equipment, net	364	410
Right-of-use assets, net	539	771
Non-current assets
Investments	-	25
Intangible assets, net	30	52
Goodwill	199	199
Television costs, net	1,270	2,926
Other assets	325	527
Total assets	$38,242	$54,658
Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$1,163	$1,406
Accrued expenses	5,424	3,953
Deferred revenue	2,125	2,385
Bank loans payable – current portion	11,664	14,204
Government loans- current portion	1,320	793
Operating lease obligations – current portion	603	562
Other current liabilities	80	69
Current liabilities held for sale from discontinued operations	-	8,540
Total current liabilities	22,379	31,912
Non-current liabilities
Operating lease obligations – long term portion	59	368
Government loans – long term portion	1,071	403
Related party loans payable – long term portion	-	3,750
Total non-current liabilities	1,130	4,521
Total liabilities	$23,509	$36,433
Stockholders’ equity (see note 3):
Preferred stock, $.01 par value; authorized shares – 500; no shares issued at April 30, 2021 and October 31, 2020	-	-
Class B common stock, $0.01 par value; authorized shares – 12,000; 10,024 and 9,987 shares issued and 9,505 and 9,467 shares outstanding at April 30, 2021 and October 31, 2020, respectively	94	93
Class C common stock, $0.01 par value; authorized shares – 2,500; 545 shares issued and outstanding at April 30, 2021 and October 31, 2020	5	5
Additional paid-in capital	94,267	111,379
Accumulated other comprehensive loss	-	(60)
Accumulated deficit	(78,437)	(91,996)
Treasury stock, at cost, consisting of 519 shares of Class B common stock at April 30, 2021 and October 31, 2020	(1,196)	(1,196)
Total stockholders’ equity	14,733	18,225
Total liabilities and stockholders’ equity	$38,242	$54,658

See accompanying notes to condensed consolidated financial statements.

IDW MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended April 30,		Six Months Ended April 30,
(in thousands, except per share data)	2021	2020	2021	2020
Revenues	$10,140	$9,268	$18,552	$19,605

Costs and expenses:
Direct cost of revenues	4,726	3,295	13,959	14,912
Selling, general and administrative	4,910	4,583	9,149	9,019
Depreciation and amortization	60	61	120	128
Bad debt expense	11	-	11	-
Total costs and expenses	9,707	7,939	23,239	24,059
Income (loss) from operations	433	1,329	(4,687)	(4,454)

Interest income (expense), net	156	(10)	142	(20)
Other expense, net	(12)	(35)	(13)	(61)
Income (loss) before income taxes	577	1,284	(4,558)	(4,535)
Provision for income taxes	-	-	-	-
Net income (loss) from continuing operations	577	1,284	(4,558)	(4,535)

Loss from discontinued operations, net	(159)	(1,638)	(1,280)	(2,692)
Gain on sale of discontinued operations	2,123	-	2,123	-
Net income (loss)	$2,541	$(354)	$(3,715)	$(7,227)

Basic and diluted income (loss) per share (note 2):
Continuing operations	$0.27	$0.15	$(0.24)	$(0.56)
Discontinued operations	(0.02)	(0.19)	(0.13)	(0.33)
Net loss	$0.25	$(0.04)	$(0.37)	$(0.89)

Weighted-average number of shares used in the calculation of basic and diluted income (loss) per share:	9,972	8,845	9,962	8,143

See accompanying notes to condensed consolidated financial statements

IDW MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended April 30,		Six Months Ended April 30,
(in thousands)	2021	2020	2021	2020
Net income (loss)	$2,541	$(354)	$(3,715)	$(7,227)
Foreign currency translation adjustments	72	4	60	(45)
Total comprehensive income (loss)	$2,613	$(350)	$(3,655)	$(7,272)

See accompanying notes to condensed consolidated financial statements

IDW MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Six Months Ended April 30, 2021 and 2020

(Unaudited)

	Class B Common Stock		Class C Common Stock		Stock	Additional	Accumulated Other		Non- Controlling	Treasury Stock, at Cost		Total
	Number of		Number of		Subscriptions	Paid In	Comprehensive	Retained	Interest	Number of		Shareholders’
(in thousands)	Shares	Amount	Shares	Amount	Receivable	Capital	Loss	Deficit	(“NCI”)	Shares	Amount	Equity
Balance October 31, 2020	9,987	93	545	5	-	111,379	(60)	(91,996)	-	519	(1,196)	18,225
Stock based compensation						82						82
Issuance of common stock	37	1				24						25
Issuance of stock options						77						77
Comprehensive loss
Sale of discontinued operations						(17,295)	21	17,274				-
Net Loss								(3,715)				(3,715)
Other comprehensive income							39					39
Total comprehensive loss							60	(3,715)	-			(3,655)
Balance April 30, 2021	10,024	94	545	5	-	94,267	-	(78,437)	-	519	(1,196)	14,733

Balance October 31, 2019	7,419	74	545	5	(1,000)	96,671	(60)	(78,457)	35	519	(1,196)	16,072
Stock based compensation						520						520
Issuance of common stock	2,151	15				12,242						12,257
Subscriptions receivable					1,000	11						1,011
Issuance of stock options						333						333
NCI divestment in subsidiary								259	(35)			224
Comprehensive loss
Net Loss								(7,227)				(7,227)
Other comprehensive income							(45)					(45)
Total comprehensive loss	-	-	-	-	-	-	(45)	(7,227)	-	-	-	(7,272)
Balance April 30, 2020	9,570	89	545	5	-	109,777	(105)	(85,425)	-	519	(1,196)	23,145

See accompanying notes to condensed consolidated financial statements

IDW MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Six months ended April 30, (in thousands)	2021	2020
Operating activities:
Net loss	$(3,715)	$(7,227)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	307	527
Amortization of finance leases	108	165
Bad debt expense	(97)	482
Stock based compensation	82	520
Stock options	77	333
Amortization of right-of-use asset	513	995
Gain on sale of discontinued operations	(2,123)	-
Loss on deconsolidation of subsidiary	-	35
Changes in assets and liabilities:
Trade accounts receivable	847	8,591
Inventory	88	(820)
Prepaid expenses and other assets	(589)	115
Television costs	1,656	6,872
Right-of-use assets	(269)	(814)
Trade accounts payable, accrued expenses and other current liabilities	1,239	(2,702)
Deferred revenue	(260)	1,254
Gain on extinguishment of PPP loan	(68)	-
Gain on disposal of ROU assets	(97)	-
Deconsolidation of subsidiary	-	339
Net cash (used in) provided by operating activities	(2,301)	8,665
Investing activities:
Disposition of subsidiary, net of cash received	-	(115)
Disposal of discontinued operations	(902)	-
Capital expenditures	(72)	(299)
Net cash used in investing activities	(974)	(414)
Financing activities:
Proceeds from issuance of common stock	25	13,268
Repayments of finance lease obligations	-	(207)
Proceeds of bank loans	-	2,217
Proceeds from government loans	1,196	-
Repayments of related party loans	-	(4,050)
Repayments of bank loans	(2,540)	(13,732)
Net cash used in financing activities	(1,319)	(2,504)
Effect of exchange rate changes on cash and cash equivalents	39	(45)
Net (decrease) increase in cash and cash equivalents	(4,555)	5,702
Cash and cash equivalents at beginning of period	12,162	10,165
Cash and cash equivalents at end of period	$7,607	$15,867

Supplemental schedule of investing and financing activities
Cash paid for interest	$-	$18
Cash paid for income taxes	$-	$-

See accompanying notes to condensed consolidated financial statements.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements of IDW Media Holdings, Inc. (the “Company”) have been prepared by Company management in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting principally of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended April 30, 2021 are not necessarily indicative of the results that may be expected for the full fiscal year ending October 31, 2021. The balance sheet at October 31, 2020 has been derived from the Company’s audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Description of Business and Segment Information

IDW Media Holdings, Inc. together with its subsidiaries is a diversified media company with operations in publishing, television entertainment and media distribution.

The terms “Company,” “we,” “us,” and “our” are used in this report to refer collectively to the parent company and the subsidiaries through which various businesses are conducted. The term IDWMH is used to refer to the parent company.

The following are our principal businesses and segments:

Publishing (“IDWP”), a publishing company that creates comic books, graphic novels, digital content and games through its imprints IDW, IDW Games, Top Shelf Productions, Artist’s Editions, The Library of American Comics, Yoe! Books, Sunday Press, and EuroComics; and Clover Press, a boutique publishing company that focuses on the book trade and direct market.  Effective April 1, 2020, our interest in Clover Press decreased to 19.9% and IDWMH no longer consolidates the operations of Clover Press, but rather values the investment at cost; and

IDW Entertainment (“IDWE”), is a production company and studio that develops and produces content and formats for global platforms and services.

Prior to February 15, 2021, we also owned CTM Media Group (“CTM”), a Company that develops and distributes print and digital-based advertising and information advertising for tourist destinations in targeted tourist markets in 32 states / provinces in the US and Canada. On July 14, 2020, the Company and Howard Jonas, our Chairman of the Board of Directors, executed a share purchase agreement pursuant to which we agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “CTM Sale”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by us, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million. As of July 31, 2020, CTM was reported as a discontinued operation and  CTM’s operations have since been included in the financial statements as discontinued operations(See Note 12- Discontinued Operations). The sale was consummated on February 15, 2021(the “CTM Sale Date”).

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies (continued)

Variable Interest Entities

The Company, through its subsidiary IDWE has arrangements with seven special-purpose entities (“SPEs”), some formed for the sole purpose of providing production services in Canada for the production of a television pilot and television series, others for production and writing purposes. The SPEs are independently owned companies that are effectively controlled by IDWE, that are parties to the related bank production financing arrangements. The Company has determined that SPEs are variable interest entities and that the Company is the primary beneficiary of the SPEs activities and obligor on the SPEs’ debt. All financial activity of the SPEs have been included IDWE’s financial statements, which are part of these condensed consolidated financial statements. IDWE does not need to provide any support to the VIE’s and therefore no foreseen potential losses associated. They have finished all of the productions and these shows have been delivered. The outstanding loans will be paid off by the tax credits in the receivable balances. The carrying amounts and classification of the VIEs’ assets and liabilities are presented below:

(in thousands)	April 30, 2021	October 31, 2020
Cash and cash equivalents	$714	$732
Accounts receivable	16,297	12,420
Bank loans	11,664	14,204
Total	$28,675	$27,356

Revenue Recognition

IDWP’s primary revenue is recognized, net of an allowance for estimated sales returns, at the time of shipment of its graphic novels and comic books by IDWP’s distributor to its customers. IDWE’s revenue is recognized when evidence of a sale or licensing arrangement exists, the product is complete, has been delivered or is available for immediate and unconditional delivery, the license period has begun, the fee is fixed or determinable, and collection is reasonably assured. IDWE’s production activities included those provided by Canadian SPEs, and some of those productions qualify for tax credits in Canada. These credits are recorded as reductions in production cost when the SPE becomes entitled to the Canadian tax credits. The Canada Revenue Agency (“CRA”) has completed the audit on these productions and the related tax refunds are no longer estimates.

Revenue Recognition When Right of Return Exists

Sales returns allowances represent a reserve for IDWP products that may be returned due to dating, competition or other marketing matters, or certain destruction in the field. Sales returns are generally estimated and recorded based on historical sales and returns experience and current trends that are expected to continue. Licensing revenues are recognized upon execution of the agreement for such rights, and other creative revenues are recognized upon completion of services rendered on a contractual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies (continued)

Concentration Risks

IDWP has two significant customers Diamond Comic Distributors, Inc. (“Diamond”) and Penguin Random House (“PRH”), that pose a concentration risk.

Revenues from Diamond, IDWP’s direct market distributor, represented 25.7% and 13.9% of the total consolidated revenues for the three months ended April 30, 2021 and 2020, respectively, and 26.5% and 16.8% of the total consolidated revenues for the six months ended April 30, 2021 and 2020, respectively. The receivable balances from this customer represented approximately 4.2% and 4.7% of consolidated trade accounts receivable at April 30, 2021 and October 31, 2020, respectively.

Revenues from PRH amounted to 23.2% and 26.3% of consolidated revenue in the three months ended April 30, 2021 and 2020, respectively, and 25.5% and 26.7% of the total consolidated revenues for the six months ended April 30, 2021 and 2020, respectively. The receivable balances represented 5.7% and 10.5% of consolidated receivables at April 30, 2021 and October 31, 2020, respectively.

IDWE has two significant customers Netflix and NBC Universal/SyFy that pose a concentration risk.

Revenue from Netflix, a leading streaming video subscription service, represented 0% and 43.2% of consolidated revenue in the three months ended April 30, 2021 and 2020, respectively, and 0% and 41% of the total consolidated revenues for the six months ended April 30, 2021 and 2020, respectively. The receivable balances from this customer represented 0% and 15.3% of consolidated trade receivables at April 30, 2021 and October 31, 2020, respectively.

NBC Universal/SyFy, a major television network, which accounted for 4.9% and 0% of consolidated revenue in the three months ended April 30, 2021 and 2020, respectively, and 16% and 0% of the total consolidated revenues for the six months ended April 30, 2021 and 2020, respectively. The receivable balances from this customer represented 0% of consolidated trade receivables at both April 30, 2021 and October 31, 2020.

Deferred Revenue

The Company records deferred revenue upon invoicing for contracted commitments for products and services. Revenue is recognized on the date such product or service is provided or delivered in accordance with the contract.

Discontinued Operations

CTM has met the criteria for discontinued operations and has been presented as such in the financial statements. In accordance with ASU 2014-08, “Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,” a disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale, and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.

During the period in which the discontinued operation was classified as held for sale the net loss was reclassified as a separate line item in the Statement of Operations. Additionally, the gain from the sale was presented as a separate line item on the Statement of Operations. Assets and liabilities are also separately reclassified in the balance sheet for all periods presented, prior to the sale. CTM’s assets are no longer reflected on the financial statements for the periods following the CTM Sale Date. Cash flows from a discontinued operation and the continuing business are presented together without separate identification within cash flows from operating, investing and financing activities. Cash flows of CTM’s depreciation, amortization, capital expenditures and significant noncash operating and investing activities for the discontinued operation are presented separately.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements Adopted Subsequent to 2020 Fiscal Year End

In March 2019, the FASB issued ASU No. 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. ASU 2019-02 aligns the accounting for production costs of episodic television series with the accounting for production costs of films. It also requires an entity to test a film or license agreement within the scope of Subtopic 920-350 for impairment at the film group level, when the film or license agreement is predominantly monetized with other films and/or license agreements. The Company adopted this ASU on November 1, 2020 and is applying its provisions prospectively. In connection with this adoption the Company has evaluated this guidance and determined that there are $2,064,509 worth of impairments from substantively abandoned television costs which materially impacted the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Operations.

Recently Issued Accounting Standard Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except the losses will be recognized as allowances instead of reductions in the amortized cost of the securities. In addition, an entity will have to disclose significantly more information about allowances, credit quality indicators and past due securities. The new guidance becomes effective for fiscal years beginning after December 15, 2022, though early adoption is permitted. The new provisions will be applied as a cumulative-effect adjustment to retained earnings. We will adopt the new standard on November 1, 2023. We are evaluating the impact that the new standard will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which simplifies the measurement of goodwill by eliminating the Step 2 impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The new guidance becomes effective for goodwill impairment tests in fiscal years beginning after December 15, 2022, though early adoption is permitted. The company will adopt this guideline prospectively for fiscal year November 1, 2023. The Company does not believe that the adoption of this new accounting guidance will have any material impact on its consolidated financial statements.

Note 2—Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to all classes of common stockholders by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the number of shares is increased to include restricted stock still subject to risk of forfeiture (non-vested) using the treasury stock method, unless the effect of such increase would be anti-dilutive. The Company excluded 46,999 shares of unvested restricted stock and 302,737 stock options from the calculation of diluted earnings per share as the effect would have been anti-dilutive.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3—Equity

Non-cash compensation included in selling, general and administrative expenses was $95,422 and $207,251 in the three months ended April 30, 2021 and 2020, respectively. Non-cash compensation included in selling, general and administrative expenses was $160,009 and $853,127 in the six months ended April 30, 2021 and 2020, respectively.

Detailed below are shares of Class B Common Stock to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, for payment of interest on loans:

Date	Number of Shares
December 31, 2020	6,710
September 30, 2020	9,710
June 30, 2020	10,335
March 31, 2020	14,816
January 9, 2020	36,586
Total shares	78,157

On July 13, 2020, the Company issued 314,070 shares of Class B Common Stock to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, pursuant to a Loan Modification Agreement in which Mr. Jonas and the Company agreed to convert $1.25 million of indebtedness owed by the Company to Mr. Jonas to such 314,070 shares.

On July 16, 2020, the Company settled its intercompany payable to CTM totaling $6,982,305 and subsequently received a distribution of $6,800,000 from CTM. This transaction was booked into additional paid in capital with CTM and IDWMH to have a nil impact and did not trigger any tax impacts.

On March 9, 2020, the Company closed a private placement of shares of Class B Common Stock at $6.00 per share, pursuant to which the Company issued 2,051,002 shares of Class B Common Stock for gross proceeds of approximately $12,300,000 inclusive of $4.0 million debt-to-equity conversion by the Company’s Chairman of the Board of Directors and former Chief Executive Officer, Howard S. Jonas. The shares issued were subject to a contractual restriction on transfer for six months following the closing of the placement and are subject to other restrictions under applicable law. The proceeds from the issuance of Class B Common Stock have been netted with $415,000 of costs related to the private placement.

On April 24, 2019, the Company closed the initial round of a private placement of shares of Class B Common Stock to certain existing stockholders at $18.00 per share. In connection with this initial round, on April 24, 2019, the Company issued 767,630 shares of Class B Common Stock for gross proceeds of $13,817,337.

On May 7, 2019, the Company closed the follow-on round of the placement and issued 345,792 shares of Class B Common Stock for gross proceeds of $5,186,885. The follow-on round involved participants in the initial round of the placement who elected to participate in the purchase of unsubscribed shares of Class B Common Stock at $15.00 per share.  In the offering, the Company issued a total of 1,113,422 shares of Class B Common Stock and received total gross proceeds of $19,004,229.  The shares issued in the offering were subject to a contractual restriction on transfer for six months following the closing of the offering as well as other restrictions under applicable law.

In connection with a private placement offering, on June 15, 2019, the Company issued 269,478 shares of Class B Common Stock at a price of $17.07 per share for aggregate proceeds of approximately $4,600,000.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3—Equity (continued)

On March 14, 2019, the Company’s Board of Directors adopted the 2019 Plan to provide incentives to executive officers, employees, directors and consultants of the Company and/or its subsidiaries.  The Company reserved 300,000 shares of Class B Common Stock for the grant of awards under the 2019 Plan, subject to adjustment.  Incentives available under the 2019 Plan may include stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and deferred stock units. On July 13, 2020, the Board of Directors of the Company increased by 150,000, to 450,000, the number of shares of Class B Common Stock reserved for the grant of awards under the 2019 Plan, subject to adjustment.  On March 11, 2021, the Board of Directors of the Company increased by 250,000, to 700,000, the number of shares of Class B Common Stock reserved for the grant of awards under the 2019 Plan, subject to adjustment. As of April 30, 2021, 285,483 shares remained available to be awarded under the 2019 Plan.

Note 4—Loans

Related party loans

On August 21, 2018, the Company entered into a loan agreement with the Company’s Chairman of the Board of Directors (who, at the time was also the Company’s Chief Executive Officer and majority stockholder) (the “Chairman”) for $5,000,000. Interest accrued at prime rate plus 1% and the loan was due to mature on August 20, 2022. Payment of principal and interest were payable from 70% of the Free Cash Flow, as defined in the loan agreement, of the Company’s CTM Media Group Inc. subsidiary. All outstanding shares of CTM Media Group Inc. stock were pledged as security under the agreement. On December 1, 2019, the Company amended the agreement providing that up to 60% of the interest due may, at the option of the Company, be paid in shares of Class B common stock (and the remaining amount in cash) with such shares valued based on the average closing prices for the Class B common stock on the ten trading days immediately prior to the applicable interest due date. As at April 30, 2021 the cumulative shares issued in connection with the loan interest was 63,255. The interest is was to be paid quarterly on the loan. In conjunction with the loan, the Company issued the lender a warrant to purchase up to 89,243 shares of the Company’s Class B Common Stock at a price per share of $42.02. The warrant expires August 21, 2023. On July 13, 2020 $1,250,000 was converted into 314,070 shares of Class B Common Stock (Note 3- Equity). On February 15, 2021 the Company closed the previously announced CTM Sale and since the cancelation of the indebtedness was the purchase price the Company wrote down the loan of $3,750,000, the outstanding balance as at April 30, 2021 was nil.

Bank Loans

On November 21, 2018, a Variable Interest Entity (the “VIE”) (see Note 1) controlled by IDWE entered into a loan agreement with a bank that provides for a production financing commitment in the aggregate amount up to CAD 27,700,000. The loan is secured by the VIE’s assets, rights in the related television production’s episodes and distribution agreements for the production and is repayable from the assignment of proceeds of the related license agreements and tax credits, including interest based on the prime rate. IDWE is the guarantor on the loan. The loan matures on May 31, 2021. At April 30, 2021, $5,206,000 was outstanding under the commitment.

On June 21, 2018, a VIE controlled by IDWE entered into a loan agreement with a bank that provides for a production financing commitment in the aggregate amount up to CAD 23,521,000. The loan is secured by the VIE’s assets, rights in the related television production’s episodes and distribution agreements for the production and is repayable from the assignment of proceeds of the related license agreements, including interest based on the prime rate. IDWE is the guarantor on the loan. This loan was refinanced on January 4, 2021 with Royal Bank of Canada for a credit facility of CAD 7,868,000 for the purpose of interim financing certain receivables. The loan matures on May 31, 2021.At April 30, 2021 $6,458,000 was outstanding under the commitment.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4—Loans (continued)

Government loans

On April 2, 2021, IDW Media Holdings, Inc. (the “Company”) received loan proceeds of $1,195,680 (the “PPP Loan”) from Bank of America, N.A. pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, as amended. The PPP Loan, which was in the form of a Note dated April 1, 2021 issued by the Company, matures on April 1, 2026 and bears interest at a rate of 1% per annum, payable monthly commencing on November 2, 2021. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company intends to use the entire PPP Loan amount for qualifying expenses.

On April 27, 2020, the Company (inclusive of IDWP and IDWE) received loan proceeds of $1,195,679 (the “IDWMH PPP Loan”) from Bank of America, N.A. pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The IDWMH PPP Loan, which was in the form of a Note dated April 15, 2020 issued by the Company, matures on April 15, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 24, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties, and under the terms of the loan, payments can be deferred for six months. Funds from the IDWMH PPP Loan may be used primarily for payroll costs and costs used to continue group health care benefits, and, up to a limited extent, on mortgage payments, rent, utilities, interest and other expenses as described in the CARES Act. Under the terms of the PPP, certain amounts of the IDWMH PPP Loans may be forgiven if they are used for those qualifying expenses. The Company used the entire IDWMH PPP Loan amount for those qualifying expenses.

On December 24, 2020, the Company applied for forgiveness on the IDWMH PPP loan.  Forgiveness was applied for under SBA form 3508, using the 24-week Alternative Payroll Covered Period.  As 100% of the loan was used during this period for payroll and related payroll expenses, the Company anticipates that the IDWMH PPP loan will be forgiven in its entirety.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 5—Business Segment Information

The Company has the following three reportable business segments: Publishing, IDWE and CTM (discontinued operations).

The Company’s reportable segments are distinguished by types of service, customers and methods used to provide their services. The operating results of these business segments are regularly reviewed by the Company’s chief decision making officers.

The accounting policies of the segments are the same as the accounting policies of the Company as a whole. The Company evaluates the performance of its business segments based primarily on operating income. There are no other significant asymmetrical allocations to segments.

Operating results for the business segments of the Company are as follows:

(in thousands) (unaudited)	Publishing(a)	IDWE(b)	CTM	IDW Media Holdings	Total
			(discontinued operations)	(unallocated overhead)
Three months ended April 30, 2021
Revenues	$5,988	$4,152	$-	$-	$10,140
(Loss) income from operations	(510)	1,216	-	(273)	433
Loss from discontinued operations, net	-	-	(159)	-	(159)
Net (loss) income	(508)	1,382	(159)	1,826 (c)	2,541
Total assets at April 30, 2021	12,886	21,194	-	4,162	38,242
Three months ended April 30, 2020
Revenues	$4,681	$4,587	$-	$-	$9,268
(Loss) income from operations	(646)	2,161	-	(186)	1,329
Loss from discontinued operations, net	-	-	(1,638)	-	(1,638)
Net (loss) income	(647)	2,161	(1,638)	(230)	(354)
Total assets at April 30, 2020	12,540	36,178	12,463	11,712	72,893

(in thousands) (unaudited)	Publishing(a)	IDWE(b)	CTM	IDW Media Holdings	Total
			(discontinued operations)	(unallocated overhead)
Six months ended April 30, 2021
Revenues	$11,636	$6,916	$-	$-	$18,552
Loss from operations	(883)	(3,336)	-	(468)	(4,687)
Loss from discontinued operations, net	-	-	(1,280)	-	(1,280)
Net (loss) income	(883)	(3,171)	(1,280)	1,619 (c)	(3,715)
Total assets at April 30, 2021	12,886	21,194	-	4,162	38,242
Six months ended April 30, 2020
Revenues	$10,981	$8,624	$-	$-	$19,605
Loss from operations	(554)	(3,390)	-	(510)	(4,454)
Loss from discontinued operations, net	-	-	(2,692)	-	(2,692)
Net loss	(555)	(3,390)	(2,692)	(590)	(7,227)
Total assets at April 30, 2020	12,540	36,178	12,463	11,712	72,893

(a)	IDWP includes Clover Press through March 31, 2020. As of April 1, 2020, Clover Press was valued at the cost method and was no longer consolidated.
(b)	Included in IDWE is Thought Bubble LLC and Word Balloon LLC in which consist of only television costs.
(c)	IDW Media Holdings segment reported net income in the three and six months ended April 30, 2021 due to the sale of CTM.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6—Trade Accounts Receivable and Deferred Revenue

Trade accounts receivable consists of the following:

(in thousands)	April 30, 2021	October 31, 2020
Trade accounts receivable	$22,207	$23,246
Less allowance for sales returns	(144)	(296)
Less allowance for doubtful accounts	-	(29)
Trade accounts receivable, net	$22,063	$22,921

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available evidence.

Changes in deferred revenue consist of the following:

(in thousands)
Beginning balance, October 31, 2020	$2,385
Deferral of revenue	170
Recognition of deferred revenue	(420)
Return of previously collected funds	(10)
Ending balance, April 30, 2021	$2,125

The Company expects to recognize approximately 100% of this revenue over the next 12 months.

Note 7- Television costs and amortization

(in thousands)	April 30, 2021	October 31, 2020
In-production	$-	$435
In-development	1,270	2,491
Total	$1,270	$2,926

	Three Months Ended		Six Months Ended
(in thousands)	2021	2020	2021	2020
Television cost amortization	$1,385	$773	$5,341	$8,862
Television cost impairments	-	-	2,065	-
Total	$1,385	$773	$7,406	$8,862

Amortization expense for television costs are expected to be $1,204,000 over the next twelve months.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 8—Accrued Expenses

Accrued expenses consist of the following:

(in thousands)	April 30, 2021	October 31, 2020
Royalties	$956	$1,268
Payroll, accrued vacation & payroll taxes	449	511
Bonus	145	333
Production costs and participation	3,504	1,495
Other	370	346
Total	$5,424	$3,953

Note 9—Property and Equipment

Property and equipment consist of the following:

(in thousands)	April 30, 2021	October 31, 2020
Equipment	$469	$424
Furniture & Fixtures	107	105
Leasehold improvements	826	826
Computer software	24	20
	1,426	1,375
Less accumulated depreciation and amortization	(1,062)	(965)
Property and equipment, net	$364	$410

Depreciation expense of all property and equipment was $49,290, and $60,831 for the three months ended April 30, 2021 and 2020, respectively, and $119,746 and $128,915 for the six months ended April 30, 2021 and 2020, respectively.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10—Commitments

Lease Commitments

The Company has various lease agreements with terms up to 10 years, including leases of office space, warehouses, and various equipment. Some leases include options to purchase, terminate or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised.

The assets and liabilities from operating and finance leases are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company’s secured incremental borrowing rates or implicit rates, when readily determinable. Short-term leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company’s operating leases do not provide an implicit rate that can readily be determined. Therefore, we use a discount rate based on our incremental borrowing rate, which was determined using the Company’s interest rate on its line of credit.

The Company’s weighted-average remaining lease term relating to its operating leases is 1.17 years, with a weighted-average discount rate of 4.59%.

The Company recognized lease expense for its operating leases of $124,960 and $249,920 for the three and six months ended April 30, 2021, respectively and $180,885 and $355,767 for the three and six months ended April 30, 2020, respectively. The cash paid under operating leases was $142,516 and $286,926 for the three and six months ended April 30, 2021, respectively and $168,968 and $367,109 for the three and six months ended April 30, 2020, respectively.

At April 30, 2021, the Company had a right-of-use-asset related to operating leases of $1,037,434, accumulated amortization related to operating leases of $497,580, both of which are included as a component of right-of-use assets. At October 31, 2020, the Company had a right-of-use-asset related to operating leases of $1,037,434 and accumulated amortization related to operating leases of $266,488.

The following table presents information about the amount and timing of cash flows arising from the Company’s operating leases as of April 30, 2021.

Maturity of Lease Liability (in thousands)	Total
Fiscal years ending October 31:
2021	$307
2022	354
2023	13
2024	7
Thereafter	-
Total undiscounted operating lease payments	$681
Less: imputed interest	(19)
Present value of operating lease liabilities	$662

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11—Deconsolidation of Subsidiary

a.	Effective April 1, 2020, the Company’s interest in Clover Press decreased to 19.9% and IDWMH no longer consolidates the operations of Clover Press. Accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Clover Press.

b.	Analysis of assets and liabilities over which the Company lost control

(in thousands)	March 31, 2020
Current assets
Cash and cash equivalents	$215
Trade accounts receivable	1
Inventory	62
Other current assets	9
Noncurrent assets
Intangible assets, net	10
Right-of-use assets	226
Other noncurrent assets	64
Current liabilities
Trade accounts payable	(38)
Operating lease obligation- current	(64)
Related party notes payable	(50)
Non-current liabilities
Operating lease obligations -long term	(169)
Net assets deconsolidated	$266

c.	Loss on deconsolidation of subsidiary

(in thousands)
Fair value of interest retained	$25
Consideration received	100
Carrying amount of interest retained:
Net assets deconsolidated	(266)
Noncontrolling interests	106
Loss on deconsolidation of subsidiary	$(35)

Loss on deconsolidation of subsidiary was included in other expenses. The technique used to measure fair value was calculating the net present value of future EBITDA projected over five years. The transaction was not with a related party. The continuing involvement consists of 19.9% ownership and an officer of IDWMH has one of three seats on the board.

d.	Net cash outflow arising from deconsolidation of the subsidiary

(in thousands)
The balance of cash and cash equivalents deconsolidated	$(115)

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 12—Discontinued Operations

As a result of the economic downturn related to the outbreak of the COVID-19 virus, and the impact it had on small businesses in the tourist markets, the Company decided to make a strategic shift to dispose of CTM and to focus on its entertainment and publishing businesses.

On July 14, 2020, the Company and Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, executed a share purchase agreement pursuant to which the Company agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “SPA”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by the Company, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million. Prior to executing the share purchase agreement, the Company obtained a third-party’s valuation of CTM and a fairness opinion that stated the consideration being received by the Company in the CTM Sale was fair. In addition to the Company’s Board of Directors approving the CTM Sale, the Audit Committee of the Board of Directors, which is comprised entirely of independent directors, approved the CTM Sale in compliance with the Company’s Statement of Policy with respect to Related Person Transactions. The CTM Sale was also approved by (1) stockholders representing a majority of the combined voting power of the Company’s outstanding capital stock and (2) stockholders representing a majority of the combined voting power of the Company’s outstanding capital stock not held by Mr. Jonas or immediate family members of Mr. Jonas, including, without limitation, trusts or other vehicles for the benefit of any of such immediate family members or entities under the control of such persons.  On December 15, 2020, the right, title and interest to the SPA were assigned to The Brochure Distribution Trust, a South Dakota trust.    The Company does not expect to have significant continuing involvement with CTM after the sale closes.

As of July 31, 2020, CTM was reported as a discontinued operation and  CTM’s operations have since been included in the financial statements as discontinued operations. On February 15, 2021, the Company closed the previously announced CTM Sale. The Company wrote down the loan of $3,750,000 and record a gain of $2,123,219 based on CTM’s net asset value as of the CTM Sale Date. CTM’s assets are no longer reflected on the financial statements for the periods following the CTM Sale Date and CTM’s operations are only consolidated in the Company’s Condensed Consolidated Statements of Operations results until the CTM Sale Date. There was no contingent gain recorded since there was no foreseeable contingent payments to the Company.

According to ASC 205-20-45-9 general corporate overhead should not be allocated to discontinued operations. The Company did not allocate any corporate overhead to CTM when it began being classified as held for sale in the third quarter of 2020 and continued to not allocate any expenses for the six months ending April 30, 2021.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12—Discontinued Operations (continued)

Following is a summary of the Company’s results of: discontinued operations for the three and six months ended for April 30, 2021 and April 30, 2020, cash flows of CTM’s depreciation, amortization, capital expenditures and significant noncash operating and investing activities for the discontinued operation for the six months ended April 30, 2021 and April 30, 2020 and a schedule of assets and liabilities from discontinued operations as of April 30, 2021 and October 31, 2020.

Results of discontinued operations	Three months ended April 30,		Six months ended, April 30,
(in thousands)	2021	2020	2021	2020
Revenue	$207	$2,287	$1,427	$6,095
Direct cost of revenue	105	1,236	946	2,927
Selling, general and administrative	227	1,955	1,649	4,803
Depreciation and amortization	45	293	295	564
Bad Debt	1	431	(109)	482
Total costs and expenses	378	3,915	2,781	8,776
Loss from operations	(171)	(1,628)	(1,354)	(2,681)
Interest expense, net	19	(9)	6	(18)
Other (expense) income, net	(7)	(1)	68	7
Loss before income taxes	(159)	(1,638)	(1,280)	(2,692)
Provision for income taxes	-	-	-	-
Net loss	$(159)	$(1,638)	$(1,280)	$(2,692)

(i)	Stock based compensation for discontinued operations included in selling, general and administrative expenses is $0 in both the three and six months ended April 30, 2021 and 2020, respectively.
(ii)	CTM is no longer consolidated into the Company as of February 15, 2021 the CTM Sale Date.

Cash flows from discontinued operations for the six months ended April, 30

(in thousands)	2021	2020
Depreciation and amortization	$185	$399
Amortization of finance lease	109	165
Capital expenditure	(22)	(299)

IDW MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12—Discontinued Operations (continued)

Assets and liabilities of Discontinued Operations	April 30,	October 31,
(in thousands)	2021	2020
Assets
Cash	$-	$1,621
Trade receivables, net	-	844
Prepaid expenses	-	368
Total current assets*	-
Property and equipment, net	-	1,274
Right-of-use assets, net	-	4,649
Intangibles assets, net	-	142
Goodwill	-	2,110
Other assets	-	163
Total Assets	$-	$11,171
Liabilities
Trade accounts payable	-	891
Accrued expenses	-	368
Deferred revenue	-	664
Government loan- current portion	-	1,125
Operating lease obligations-current portion	-	909
Finance lease obligations- current portion	-	342
Income taxes payable and other current liabilities	-	71
Total current liabilities*	-
Government loan- long term portion	-	684
Operating lease obligations – long term portion	-	3,034
Finance lease obligations – long term portion	-	452
Total non-current liabilities*	-
Total Liabilities	$-	$8,540

*	The assets and liabilities of the disposal group classified as held for sale are all classified as current on Assets and Liabilities of Discontinued Operations since it’s probable the sale will occur and proceeds will be collected within one year. Therefore, no sub totals between current and non-current have been displayed. Since the sale of the discontinued operations the assets and liabilities are no longer reflected above.

Note 13—Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Note 14—Subsequent events

Management has evaluated subsequent events through June 14, 2021, the date on which the consolidated financial statements were available to be issued. There were no material subsequent events that require recognition or additional disclosures in these consolidated financial statements, except as follows:

On May 3, 2021 and May 10, 2021 both bank loans held by the VIEs controlled by IDWE were subsequently paid off and there are no remaining balances.

ANNUAL REPORT OF IDW MEDIA HOLDINGS, INC.

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

IDW MEDIA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder

IDW Media Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IDW Media Holdings, Inc. and its Subsidiaries (the “Company”) as of October 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended October 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

ZWICK & BANYAI, PLLC

We have served as the Company’s auditor since 2010.

Southfield, Michigan

January 25, 2021

IDW MEDIA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	October 31, 2020	October 31, 2019
Assets
Current assets:
Cash and cash equivalents	$10,541	$7,543
Trade accounts receivable, net	22,921	43,462
Inventory	3,754	3,313
Prepaid expenses	1,361	1,319
Current assets held for sale from discontinued operations	11,171	5,186
Total current assets	49,748	60,823
Property and equipment, net	410	562
Right-of-use assets, net	771	-
Non-current assets
Taxes receivable	-	513
Investments	25	-
Intangible assets, net	52	115
Goodwill	199	199
Television costs, net	2,926	9,388
Other assets	527	372
Non-current assets held for sale from discontinued operations	-	5,165
Total assets	$54,658	$77,137
Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$1,406	$2,145
Accrued expenses	3,953	3,036
Deferred revenue	2,385	1,058
Bank loans payable – current portion	14,204	29,242
Related party loans payable – current portion	-	4,550
Government loans- current portion	793	-
Operating lease obligations – current portion	562	-
Other current liabilities	69	2,007
Current liabilities held for sale from discontinued operations	8,540	3,344
Total current liabilities	31,912	45,382
Non-current liabilities
Operating lease obligations – long term portion	368	-
Bank loans payable – long term portion	-	10,500
Government loans – long term portion	403	-
Related party loans payable – long term portion	3,750	4,500
Non-current liabilities held for sale from discontinued operations	-	683
Total non-current liabilities	4,521	15,683
Total liabilities	$36,433	$61,065
Stockholders’ equity (see note 4):
Preferred stock, $.01 par value; authorized shares – 500; no shares issued at October 31, 2020 and October 31, 2019	-	-
Class B common stock, $0.01 par value; authorized shares – 12,000; 9,987 and 7,419 shares issued and 9,467 and 6,899 shares outstanding at October 31, 2020 and October 31, 2019, respectively	93	74
Class C common stock, $0.01 par value; authorized shares – 2,500; 545 shares issued and outstanding at October 31, 2020 and October 31, 2019	5	5
Stock subscription receivable	-	(1,000)
Additional paid-in capital	111,379	96,671
Accumulated other comprehensive loss	(60)	(60)
Accumulated deficit	(91,996)	(78,457)
Treasury stock, at cost, consisting of 519 shares of Class B common stock at October 31, 2020 and October 31, 2019	(1,196)	(1,196)
Total IDW Media Holdings Inc. stockholders’ equity	18,225	16,037
Non-controlling interest	-	35
Total stockholders’ equity	18,225	16,072
Total liabilities and stockholders’ equity	$54,658	$77,137

IDW MEDIA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended October 31,
(in thousands, except per share data)	2020	2019
Revenues	$38,162	$42,835

Costs and expenses:
Direct cost of revenues	29,530	49,153
Selling, general and administrative	17,270	18,415
Depreciation and amortization	252	286
Bad debt expense	434	33
Total costs and expenses	47,486	67,887
Loss from operations	(9,324)	(25,052)

Interest expense, net	(46)	(173)
Other income (expense), net	(318)	(15)
Loss before income taxes	(9,688)	(25,240)
(Provision for) benefit from income taxes	-	42
Net loss from continuing operations	(9,688)	(25,198)

(Loss) income from discontinued operations, net	(4,110)	(1,294)

Net loss	(13,798)	(26,492)

Net income attributable to non-controlling interests	-	63

Net loss attributable to IDW Media Holdings, Inc	$(13,798)	$(26,429)

Basic and diluted income (loss) per share (note 3):
Continuing operations	$(1.08)	$(3.71)
Discontinued operations, net	(0.46)	(0.19)
Net loss	$(1.54)	$(3.90)

Weighted-average number of shares used in the calculation of basic and diluted loss per share:	8,982	6,768

Dividend declared per common share:	$0.00	$0.00

See accompanying notes to consolidated financial statements.

IDW MEDIA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Fiscal Years Ended October 31,
(in thousands)	2020	2019
Net loss	$(13,798)	$(26,492)
Foreign currency translation adjustments	-	168
Comprehensive loss	(13,798)	(26,324)
Comprehensive loss attributable to non-controlling interest	-	63
Total comprehensive loss	$(13,798)	$(26,261)

See accompanying notes to consolidated financial statements

IDW Media Holdings, Inc.

Consolidated Stockholders’ Equity

Fiscal Years Ended October 31, 2020 and 2019

(in thousands)

	Class B Common Stock		Class C Common Stock		Stock	Additional	Accumulated Other		Non- Controlling	Treasury Stock, at Cost		Total
	Number of		Number of		Subscriptions	Paid In	Comprehensive	Retained	Interest	Number of		Shareholders’
	Shares	Amount	Shares	Amount	Receivable	Capital	Loss	Deficit	(“NCI”)	Shares	Amount	Equity
Balance October 31, 2019	7,419	74	545	5	(1,000)	96,671	(60)	(78,457)	35	519	(1,196)	16,072
Stock based compensation						722						722
Issuance of common stock	2,568	19				13,566						13,585
Subscriptions receivable					1,000	11						1,011
Issuance of stock options						409						409
NCI divestment in subsidiary								259	(35)			224
Comprehensive loss												-
Net Loss								(13,798)				(13,798)
Other comprehensive income							-					-
Total comprehensive loss							-	(13,798)	-			(13,798)
Balance October 31, 2020	9,987	93	545	5	-	111,379	(60)	(91,996)	-	519	(1,196)	18,225

Balance October 31, 2018	6,072	61	545	5	-	69,780	(228)	(51,930)		519	(1,196)	16,492
Stock based compensation						3,123						3,123
Issuance of common stock	1,347	13				23,592						23,605
Subscriptions receivable					(1,000)							(1,000)
Issuance of warrants						118						118
Issuance of stock options						58						58
Acquisition of subsidiary								(98)	98			-
Comprehensive loss
Net Loss								(26,429)	(63)			(26,492)
Other comprehensive income							168					168
Total comprehensive loss	-	-	-	-	-	-	168	(26,429)		-	-	(26,261)
Balance October 31, 2019	7,419	74	545	5	(1,000)	96,671	(60)	(78,457)	35	519	(1,196)	16,072

See accompanying notes to consolidated financial statements.

IDW MEDIA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended October 31,
(in thousands)	2020	2019
Operating activities:
Net loss	$(13,798)	$(26,492)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,017	1,513
Amortization of finance leases	411	-
Bad debt expense	680	113
Stock based compensation	722	3,123
Stock options	409	-
Warrants issued	-	118
Amortization of right-of-use asset	1,557	-
Loss on deconsolidation of subsidiary	35	-
Changes in assets and liabilities:
Trade accounts receivable	20,807	(28,960)
Inventory	(442)	297
Prepaid expenses and other assets	760	(443)
Investment	(25)	-
Television costs	6,462	28,527
Operating lease liability	(1,597)	-
Trade accounts payable, accrued expenses and other liabilities	(2,108)	(3,501)
Deferred revenue	795	715
Deconsolidation of subsidiary	304	-
Net cash provided by (used in) operating activities	15,989	(24,990)
Investing activities:
Business acquisitions	-	(12)
Proceeds on disposition of long lived assets	185	-
Disposition of subsidiary, net of cash received	(115)	-
Capital expenditures	(420)	(1,113)
Net cash used in investing activities	(350)	(1,125)
Financing activities:
Proceeds from issuance of common stock	14,596	22,663
Financing under capital leases	-	360
Repayments of capital lease obligations	-	(410)
Repayments of finance lease obligation	(404)	-
Proceeds of related party loans	-	9,050
Proceeds of government loans	3,004	-
Proceeds of bank loans	1,021	19,382
Repayments of related party loans	(5,300)	(19,000)
Repayments of bank loans	(26,559)	(9,378)
Net cash (used in) provided by financing activities	(13,642)	22,667
Effect of exchange rate changes on cash and cash equivalents	-	168
Net increase (decrease) in cash and cash equivalents	$1,997	$(3,280)
Cash and cash equivalents at beginning of period	10,165	13,445
Cash and cash equivalents at end of period	$12,162	$10,165

Supplemental schedule of investing and financing activities
Cash paid for interest	$200	$228
Cash paid for income taxes	$98	$25
Purchases of property and equipment through capital lease obligations	$-	$360
Received from sale of long lived assets	$154	$-

The effect of exchange rate changes on cash and cash equivalents is not material.

See accompanying notes to consolidated financial statements.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation

The accompanying consolidated financial statements of IDW Media Holdings, Inc. and its subsidiaries (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments (consisting principally of normal recurring accruals) considered necessary for a fair presentation have been included. Any reference to quarterly information is unaudited.

The Company’s fiscal year ends on October 31st. Each reference below to a fiscal year refers to the fiscal year ending in the calendar year indicated (e.g., fiscal 2020 refers to the fiscal year ended October 31, 2020).

Description of Business and Segment Information

IDW Media Holdings, Inc. together with its subsidiaries is a diversified media company with operations in publishing, television entertainment and media distribution.

The terms “Company,” “we,” “us,” and “our” are used herein to refer collectively to the parent company and the subsidiaries through which various businesses are conducted. The term IDWMH is used to refer to the parent company.

The following are our principal businesses and segments:

Publishing (“IDWP”), a publishing company that creates comic books, graphic novels, digital content and games through its imprints IDW, IDW Games, Top Shelf Productions, Artist’s Editions, The Library of American Comics, Yoe! Books, Sunday Press, and EuroComics; and Clover Press, a boutique publishing company that focuses on the book trade and direct market.  Effective April 1, 2020, our interest in Clover Press decreased to 19.9% and IDWMH no longer consolidates the operations of Clover Press, but rather values the investment at cost.

IDW Entertainment (“IDWE”), is a production company and studio that develops and produces content and formats for global platforms and services.

CTM Media Group (“CTM”), a Company that develops and distributes print and digital-based advertising and information advertising for tourist destinations in targeted tourist markets in 32 states / provinces in the US and Canada. On July 14, 2020, the Company and Howard Jonas, our Chairman of the Board of Directors, executed a share purchase agreement pursuant to which we agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “CTM Sale”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by us, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million.  We expect to close the sale of CTM in the first calendar quarter of 2021.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Variable Interest Entities

The Company, through its subsidiary IDWE has arrangements with seven special-purpose entities (“SPEs”), some formed for the sole purpose of providing production services in Canada for the production of a television pilot and television series, others for production and writing purposes. The SPEs are independently owned companies that are effectively controlled by IDWE, that are parties to the related bank production financing arrangements. The Company has determined that SPEs are variable interest entities and that the Company is the primary beneficiary of the SPEs activities and obligor on the SPEs’ debt. All financial activity of the SPEs have been included IDWE’s financial statements, which are part of these consolidated financial statements. IDWE does not need to provide any support to the VIE’s and therefore no foreseen potential losses associated. They have finished all of the productions and these shows have been delivered. The outstanding loans will be paid off by the tax credits in the receivable balances. The carrying amounts and classification of the VIE’s assets and liabilities are presented below:

Fiscal year October 31 (in thousands)	2020	2019
Cash and cash equivalents	$732	$231
Accounts receivable	12,420	16,103
Bank loans payable	14,204	39,743
Total	$27,356	$56,077

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition

IDWP’s primary revenue is recognized, net of an allowance for estimated sales returns, at the time of shipment of its graphic novels and comic books by IDWP’s distributor to its customers. IDWE’s revenue is recognized when evidence of a sale or licensing arrangement exists, the product is complete, has been delivered or is available for immediate and unconditional delivery, the license period has begun, the fee is fixed or determinable, and collection is reasonably assured. IDWE’s production activities included those provided by Canadian SPEs, and some of those productions qualify for tax credits in Canada. These credits are recorded as reductions in production cost when the SPE becomes entitled to the Canadian tax credits. These tax credits have been estimated and are currently being audited by the Canada Revenue Agency and are subject to change. IDWE and IDWP revenues are product revenues and since CTM is disclosed as a discontinued operation there are no service revenues.

Revenue Recognition When Right of Return Exists

Sales returns allowances represent a reserve for IDWP products that may be returned due to dating, competition or other marketing matters, or certain destruction in the field. Sales returns are generally estimated and recorded based on historical sales and returns experience and current trends that are expected to continue. Licensing revenues are recognized upon execution of the agreement for such rights, and other creative revenues are recognized upon completion of services rendered on a contractual basis.

Deferred Revenue

The Company records deferred revenue upon invoicing for contracted commitments for products and services. Revenue is recognized on the date such product or service is provided or delivered in accordance with the contract.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Direct Cost of Revenues

Direct cost of revenues excludes depreciation and amortization expense. Direct cost of revenues for IDWP consists primarily of printing expenses and costs of artist and writers. Direct cost of revenues for IDWE consists primarily of the amortization of production costs that were capitalized during the production of the television episodes, accrued third party participation, and distribution fees directly related to revenue.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventory

Inventory consists of IDWP’s graphic novels and comic books (print), and costs related to IDWE productions (production costs). Inventory is stated at the lower of cost or market determined by the first in, first out method for print.

IDWE Television Costs - We expense television production, participation and residual costs over the applicable product life cycle based upon the ratio of the current period’s revenues to the estimated remaining total revenues (Ultimate Revenues) for each production. If our estimate of Ultimate Revenues decreases, amortization of film and television costs may be accelerated. Conversely, if our estimate of Ultimate Revenues increases, film and television cost amortization may be slowed. For television series, Ultimate Revenues include revenues that are expected to be earned within ten years from delivery of the first episode, or if still in production, five years from delivery of the most recent episode, if later.

With respect to television series or other television productions intended for broadcast, the most sensitive factors affecting estimates of Ultimate Revenues are program ratings and the strength of the advertising market. Program ratings, which are an indication of market acceptance, directly affect the Company’s ability to generate advertising revenues during the airing of the program. Television development costs for projects that have been abandoned or have not been set for production within three years are generally written off in the relevant period.

Property and Equipment

Equipment, furniture and fixtures, and computer software are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range as follows: equipment - 5 & 7 years; furniture & fixtures- 5 years;; and computer software and digital display equipment - 2, 3 & 5 years. Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the term of the lease or their estimated useful lives, whichever is shorter.

Intangible Assets

Licensing contracts are recorded at cost and are amortized on a straight-line basis over their contractual or estimated useful lives, whichever is shorter from 5 - 7 years.

Goodwill

Goodwill is not amortized but is instead tested for impairment if events or changes in circumstances indicate that an impairment loss may have occurred. In the impairment test, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the carrying amount of the reporting unit exceeds its fair value, a goodwill impairment loss is recognized up to a maximum amount of the recorded goodwill related to the reporting unit. Goodwill impairment losses are not reversed.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Long-Lived Assets

In accordance with ‘ASC 360’ - Accounting for the Impairment or Disposal of Long-Lived Assets-, the Company tests the recoverability of its long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company tests for impairment based on the projected undiscounted cash flows to be derived from such asset. If the projected undiscounted future cash flows are less than the carrying value of the asset, the Company will record an impairment loss based on the difference between the estimated fair value and the carrying value of the asset. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such asset using an appropriate discount rate. Cash flow projections and fair value estimates require significant estimates and assumptions by management. Should the estimates and assumptions prove to be incorrect, the Company may be required to record impairments in future periods and such impairments could be material.

Advertising Expense

Non-direct response advertising is expensed as incurred. In fiscal 2020 and fiscal 2019, advertising expenses were approximately $274,000 and $127,000, respectively.

Repairs and Maintenance

The Company charges the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated to U.S. Dollars at end-of-period rates of exchange, and their monthly results of operations are translated to U.S. Dollars at the average rates of exchange for that month.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in its assessment of a valuation allowance. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

The Company uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of tax benefit to recognize in the financial statements or the amount of allowance against any previously recognized benefit. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Commitments and Contingencies

The Company accrues for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the Company records its best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company discloses an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to all classes of common stockholders by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is computed in the same manner as basic earnings per share, except that the number of shares is increased to include restricted stock still subject to risk of forfeiture (non-vested) using the treasury stock method, unless the effect of such increase is anti-dilutive.

The weighted-average number of shares used in the calculation of basic and diluted earnings per share attributable to the Company’s common stockholders consists of the following:

Fiscal Year ended October 31 (in thousands)	2020	2019
Basic weighted-average number of shares	8,982	6,768
Effect of dilutive securities:
Non-vested restricted common stock	-	-
Diluted weighted-average number of shares	8,982	6,768

Stock-Based Compensation

The Company accounted for stock-based compensation granted to its employees in accordance with the fair value recognition provisions of ‘ASC’ 718 Share-Based Payment. Under ‘ASC’ 718, compensation costs are recognized based on the grant-date fair value. Stock-based compensation is included in selling, general and administrative expense.

Vulnerability Due to Certain Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, short term investment and trade accounts receivable. The Company holds cash and cash equivalents at several major financial institutions, which often exceed FDIC insurance limits. Historically, the Company has not experienced any losses due to such concentration of credit risk. The Company’s temporary cash investments policy is to limit the dollar amount of investments with any one financial institution and monitor the credit ratings of those institutions. While the Company may be exposed to credit losses due to the nonperformance of its counterparties, the Company does not expect the settlement of these transactions to have a material effect on its results of operations, cash flows or financial condition.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

IDWP has two significant customers Diamond Comic Distributors, Inc. (“Diamond”) and Penguin Random House (“PRH”), that pose a concentration risk.

Revenues from Diamond, IDWP’s direct market distributor, represented 18.5 % and 19.1% of the total consolidated revenues for the fiscal years ended October 31, 2020 and 2019, respectively. The receivable balances from this customer represented approximately 4.7% and 2.3% of consolidated trade accounts receivable at October 31, 2020 and 2019, respectively.

Revenues from PRH amounted to 38.4% and 6.8% of consolidated revenue in the fiscal years ended October 31, 2020 and 2019, respectively. The receivable balances represented 10.5% and 2.7% of consolidated receivables at October 31, 2020 and 2019, respectively.

Diamond and PRH in turn sell to their book market customers with right of return. No other single customer accounted for more than 10% of consolidated revenues in the fiscal year ended October 31, 2020 or 2019. This concentration of customers increases the Company’s risk associated with non-payment by those customers.

IDWE has three significant customers Netflix, NBC Universal/SyFy and Cineflix that pose a concentration risk.

IDWE recognizes its revenue based on the completed episodes it delivers. Netflix, a leading streaming video subscription service, that represented 10.6% and 53.3% of consolidated revenue in the fiscal years ended October 31, 2020 and 2019, respectively. The receivable balances from this customer represented 15.3% and 52.6% of consolidated trade receivables at October 31, 2020 and 2019, respectively.

NBC Universal/SyFy, a major television network, which accounted for 4.9% and 0% of consolidated revenue for the fiscal years ended October 31, 2020 and 2019, respectively. The accounts receivable accounted for 0% and 0% of consolidated receivables at October 31, 2020 and 2019, respectively.

Cineflix, an international distributor accounted for 21.5% and 0% of consolidated revenue for the fiscal years ended October 31, 2020 and 2019, respectively. The accounts receivable accounted for 6.8% and 0% of consolidated receivables at October 31, 2020 and 2019, respectively.

Collaborative Agreements

IDWE regularly enters into agreements for the production of its television shows. The agreements provide for the rights and obligations related to the agreement including timing, delivery and payments. IDWE capitalizes the resulting production costs under the agreements in production cost inventory as payments are made or when the products or services are delivered. Amortization of television costs during the fiscal years ended October 31, 2020 and 2019 were $16,808,000 and $36,310,000, respectively.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Discontinued Operations

CTM has met the criteria for discontinued operations and has been presented as such in the financial statements. In accordance with ASU 2014-08, “Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,” a disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale, and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.

As the discontinued operation is classified as held for sale, the pre-tax net income or loss, income tax or benefit, and gain or loss on the disposal of assets held for sale are reclassified as a separate line item in the income statement. Assets and liabilities are also separately reclassified in the balance sheet for all periods presented. Cash flows from a discontinued operation and the continuing business are presented together without separate identification within cash flows from operating, investing and financing activities. However total operating and investing cash flows for discontinued operations are disclosed separately for all periods presented.

Sales Returns and Allowances

IDWP offers its book market distributors, a right of return with no expiration date in accordance with general industry practices. These distributors then offer this same right of return to their book market retail customers. IDWP records an estimate for sales return reserves from such retailers based on historical sales and return experience and current trends that are expected to continue. In fiscal 2020 and 2019 actual returns exceeded estimated returns by approximately $264,000 and $8,000, respectively.

The change in the allowance for sales returns is as follows:

Fiscal Year ended October 31 (in thousands)	Balance at beginning of year	Additions charged to revenues	Actual returns	Balance at end of year
2020
Reserves deducted from accounts receivable:
Allowance for sales returns	$152	$2,493	$(2,349)	$296
2019
Reserves deducted from accounts receivable:
Allowance for sales returns	$160	$2,077	$(2,085)	$152

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available evidence.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

The change in the allowance for doubtful accounts is as follows:

Fiscal Year ended October 31 (in thousands)	Balance at beginning of year	Additions charged to costs and expenses	Deductions (1)	Balance at end of year
2020
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$29	$-	$-	$29
2019
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$27	$2	$-	$29

(1)	Uncollectible accounts written off, net of recoveries.

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting this data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

At October 31, 2020 and 2019, the carrying value of the Company’s current assets of trade accounts receivable, inventory, prepaid expenses, trade accounts payable, accrued expenses, deferred revenue, bank loans payable, related party loans payable, government loans, operating lease obligations, and other current liabilities approximated fair value because of the short period of time to maturity. At October 31, 2020 and 2019, the carrying value of the long-term portion of the Company’s operating lease obligations, related party loans, government loans and bank loans approximate fair value as their contractual interest rates approximate market yields for similar debt instruments.

Principles of Consolidation

All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts in these Consolidated Financial Statements and notes to the Consolidated Financial Statements are reflected on a consolidated basis for all periods presented.

Joint Venture

As of April 1, 2020 Clover Press, LLC (“Clover Press”) was no longer a joint venture as the Company only owns a 19.9% ownership. However, prior to this IDWMH consolidated Clover Press into the IDWP reporting segment.

As at the fiscal year ending October 31, 2019 Clover Press was joint venture of which the Company held an 80.5% ownership stake and consolidated into its operations.  The minority owners included former Company executives and IDWP founders, Ted Adams and Robbie Robbins.  The Company acquired its interest effective June 1, 2019 in exchange for funding commitments and other obligations.  Clover Press focuses on progressive projects, creator-owned endeavors, and celebration of classic works from authors and artists.  Clover Press will target the book market and direct-to-consumer prestige format publications as a progressive, eclectic, boutique publisher.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Recently Issued Accounting Pronouncements Adopted Subsequent to 2019 Fiscal Year End

In February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Lessor accounting under the standard is substantially unchanged. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective November 1, 2019 using the modified retrospective adjustment transition method, which applies the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company adopted the following practical expedients and elected the following accounting policies related to this standard update:

●	The option to not reassess prior conclusions related to the identification, classification and accounting for initial direct costs for leases that commenced prior to November 1, 2019;

●	Short-term lease accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less;

●	The option to not separate lease and non-lease components for certain equipment lease asset categories such as freight car, vehicles and work equipment; and

●

The package of practical expedients applied to all of its leases, including (i) not reassessing whether any expired or existing contracts are or contain leases, (ii) not reassessing the lease classification for any expired or existing leases, and (iii) not reassessing initial direct costs for any existing leases.

Adoption of this standard resulted in the recognition of operating lease right-of-use assets of $6,746,149 and lease liabilities of $6,980,233 on the consolidated balance sheet as of November 1, 2019. The Company’s accounting for finance leases remained substantially unchanged. The standard did not materially impact operating results or liquidity. Disclosures related to the amount, timing and uncertainty of cash flows arising from leases are included in Note 10, Commitments.

On November 1, 2019 we adopted the FASB ASU 2018-07 to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Pursuant to this ASU, an entity should account for the effects of a modification unless all the following are met: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified (if the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification); (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The company has adopted this guideline for the fiscal year beginning November 1, 2019. The Company has evaluated this guidance and determined there is no material effect on the financial statements.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 1—Basis of Presentation (continued)

Recently Issued Accounting Standard Not Yet Adopted

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which simplifies the measurement of goodwill by eliminating the Step 2 impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The new guidance becomes effective for goodwill impairment tests in fiscal years beginning after December 15, 2019, though early adoption is permitted. The company will adopt this guideline prospectively for fiscal year November 1, 2020. The Company does not believe that the adoption of this new accounting guidance will have any material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except the losses will be recognized as allowances instead of reductions in the amortized cost of the securities. In addition, an entity will have to disclose significantly more information about allowances, credit quality indicators and past due securities. The new provisions will be applied as a cumulative-effect adjustment to retained earnings. The new guidance becomes effective in fiscal years beginning after December 15, 2019. We will adopt the new standard on November 1, 2020. We are evaluating the impact that the new standard will have on our consolidated financial statements.

In March 2019, the FASB issued ASU No. 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. ASU 2019-02 aligns the accounting for production costs of episodic television series with the accounting for production costs of films. It also requires an entity to test a film or license agreement within the scope of Subtopic 920-350 for impairment at the film group level, when the film or license agreement is predominantly monetized with other films and/or license agreements. The new guidance becomes effective in fiscal years beginning after December 15, 2019. The changes in this standard are effective for the fiscal year beginning November 1, 2020, with early adoption permitted. The Company is currently evaluating the impact the adoption of the prospective disclosure requirements will have on its consolidated financial statements.

Note 2—Dividends

The Company does not pay a regular dividend. The declaration of dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, business conditions and other factors, as well as a determination by the Board that dividends are in the best interest of our stockholders at that time, subject to confirmation by the Company’s management that there is sufficient surplus as of the proposed future payment dates and other circumstances existing at the relevant times.

Note 3—Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to all classes of common stockholders by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the number of shares is increased to include restricted stock still subject to risk of forfeiture (non-vested) using the treasury stock method, unless the effect of such increase would be anti-dilutive. The Company excluded 38,000 shares of unvested restricted stock from the calculation of diluted earnings per share as the effect would have been anti-dilutive.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 4—Equity

Non-cash compensation included in selling, general and administrative expenses is $1,131,000 and $2,523,000 in the fiscal years ended October 31, 2020 and 2019, respectively.

On September 30, 2020, the Company issued 9,710 shares of its Class B common stock (“Class B Common Stock”)to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, for payment of certain interest payable on a loan made by Mr. Jonas to the Company.

On September 10, 2020, the Company granted to its Chief Accounting Officer options to purchase 5,000 shares of its Class B Common Stock, with a 10-year term and an exercise price of $3.35, under the Company’s 2019 Stock Option and Incentive Plan, as amended and restated (the “2019 Plan”), with such options scheduled to vest in substantially equal one-third installments on September 10, 2021, September 10, 2022, and September 10, 2023.

On each of May 12, 2020 and August 31, 2020, the Company cancelled 400 shares of unvested restricted shares of Class B Common Stock (“Restricted Stock”) that were previously issued under the Company’s 2009 Stock Option and Incentive Plan, as amended and restated (the “2009 Incentive Plan”), because of the applicable former employee then leaving the employ of the Company.

On August 19, 2020, the Company granted to an employee of the Company options to purchase 5,000 shares of Class B Common Stock, with a 10-year term and an exercise price of $3.49, under the 2019 Plan, with such options scheduled to vest in substantially equal one-third installments on August 19, 2021, August 19, 2022, and August 19, 2023.

On August 4, 2020, the Company granted to a former employee of the Company 21,879 shares of Restricted Stock under the 2019 Plan, with such shares vesting in full upon grant.

On July 16, 2020 IDWMH settled its intercompany payable to CTM totaling $6,982,305 and subsequently received a distribution of $6,800,000 from CTM. This transaction was booked into additional paid in capital with CTM and IDWMH to have a nil impact and did not trigger any tax impacts.

On July 14, 2020, the Company granted to its Chief Executive Officer and former Chief Financial Officer options to purchase 120,000 shares of Class B Common Stock, with a 10-year term and an exercise price of $3.98, under the 2019 Plan, with such options scheduled to vest in equal one-third installments on July 14, 2021, July 14, 2022, and July 14, 2023.

On July 13, 2020, the Company issued 314,070 shares of Class B Common Stock to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, pursuant to a Loan Modification Agreement in which Mr. Jonas and the Company agreed to convert $1.25 million of indebtedness owed by the Company to Mr. Jonas to such 314,070 shares.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 4—Equity (continued)

On July 3, 2020, the Company granted options to purchase an aggregate of 25,000 shares of Class B Common Stock, each with a 10-year term and an exercise price of $4.00, under the 2019 Plan, to three employees of the Company with 20,000 of such options scheduled to vest in approximately equal one-third installments on June 25, 2021, June 25, 2022, and June 25, 2023 and 5,000 of such options scheduled to vest in approximately equal one-third installments on July 1, 2021, July 1, 2022, and July 1, 2023. On November 5, 2020, an option to purchase 10,000 of these shares of Class B Common Stock was cancelled because one of the employees left the Company.

On June 30, 2020, the Company issued 10,335 shares of Class B Common Stock to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, for payment of certain interest payable on a loan made by Mr. Jonas to the Company.

On June 8, 2020, the Company granted 3,000 restricted shares of Class B Common Stock (“Restricted Stock”) under the 2019 Plan to a consultant of the Company with such shares of Restricted Stock scheduled to vest in equal one-third installments on March 15, 2021, March 15, 2022, and March 15, 2023.

On March 31, 2020, the Company issued 14,816 shares of Class B Common Stock to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, for payment of certain interest payable on loans made by Mr. Jonas to the Company.

On March 10, 2020, the Company granted options to purchase 5,000 shares of Class B Common Stock, with a 10-year term and an exercise price of $6.40, and 2,500 shares of Restricted Stock, each under the 2019 Plan, to each of two non-executive officers of the Company, with such options and shares of Restricted Stock scheduled to vest in approximately equal one-third installments on March 15, 2021, March 15, 2022, and March 15, 2023.

On March 10, 2020, the Company granted an aggregate of 25,000 shares of Restricted Stock under the 2019 Plan to five individuals who provide legal services to the Company, with such shares scheduled to vest in approximately equal one-third installments on March 15, 2021, March 15, 2022, and March 15, 2023.

On March 9, 2020, the Company granted to an employee of the Company 13,699 shares of Restricted Stock under the 2019 Plan, with such shares originally scheduled to vest in full on March 9, 2021. On June 2, 2020, pursuant to a Separation Agreement with the employee, the Company agreed to change the scheduled vesting of these 13,699 shares of Restricted Stock to October 31, 2020. On July 13, 2020, pursuant to Amendment No. 1 to the Separation Agreement, the scheduled vesting of these 13,699 shares of Restricted Stock vested on August 4, 2020.

On March 9, 2020, the Company closed a private placement of shares of Class B Common Stock at $6.00 per share, pursuant to which the Company issued 2,051,002 shares of Class B Common Stock for gross proceeds of approximately $12,300,000 inclusive of $4.0 million debt-to-equity conversion by the Company’s Chairman of the Board of Directors and former Chief Executive Officer, Howard S. Jonas. The shares issued were subject to a contractual restriction on transfer for six months following the closing of the placement and are subject to other restrictions under applicable law. The proceeds from the issuance of common stock have been netted with $415,000 of costs related to the private placement.

On February 4, 2020, the Company granted options to purchase 10,000 shares of Class B Common Stock, with a 10-year term and an exercise price of $9.99, under the 2019 Plan to an employee with the options vesting: 1,667 upon grant, 834 on March 1, 2020, 833 on April 1, 2020, 833 on May 1, 2020, 834 on June 1, 2020, 833 on July 1, 2020, 833 on August 1, 2020, 834 on September 1, 2020, 833 on October 1, 2020, 833 on November 1, 2020 and 833 on December 1, 2020.

On January 23, 2020, the Company granted to its then Chief Financial Officer and current Chief Executive Officer options to purchase 25,000 shares of Class B Common Stock, with a 10-year term and an exercise price of $10.50, pursuant to the 2019 Plan. Options with respect to 10,000 shares vested on grant and the remainder are scheduled to vest as to 5,000 shares on each of January 23, 2021, January 23, 2022 and January 23, 2023.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 4—Equity (continued)

On January 23, 2020, the Company granted to its former Chief Strategy Officer options to purchase 42,735 shares of Class B Common Stock, with a 10-year term and an exercise price of $10.50, pursuant to the 2019 Plan with such options vesting in full upon grant.

On January 9, 2020, the Company issued 36,586 shares of Class B Common Stock to Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, for payment of certain interest payable on loans made by Mr. Jonas to the Company.

On April 24, 2019, the Company closed the initial round of a private placement of shares of Class B Common Stock to certain existing stockholders at $18.00 per share. In connection with this initial round, on April 24, 2019, the Company issued 767,630 shares of Class B Common Stock for gross proceeds of $13,817,337.

On May 7, 2019, the Company closed the follow-on round of the placement and issued 345,792 shares of Class B Common Stock for gross proceeds of $5,186,885. The follow-on round involved participants in the initial round of the placement who elected to participate in the purchase of unsubscribed shares of Class B Common Stock at $15.00 per share.  In the offering, the Company issued a total of 1,113,422 shares of Class B Common Stock and received total gross proceeds of $19,004,229.  The shares issued in the offering were subject to a contractual restriction on transfer for six months following the closing of the offering as well as other restrictions under applicable law.

In connection with a private placement offering, on June 15, 2019, the Company issued 269,478 shares of Class B Common Stock at a price of $17.07 per share for aggregate proceeds of approximately $4,600,000.

On April 17, 2019, the Company agreed to grant to a consultant 5,000 shares of Restricted Stock under the 2019 Plan on or about each of May 1, 2019, January 2, 2020 and January 2, 2021. On May 1, 2019, 5,000 shares of Restricted Stock were issued to the consultant, with such shares having vested on January 1, 2020. On January 2, 2020, 5,000 shares of Restricted Stock were issued to the consultant, with such shares scheduled to vest on January 2, 2021.

On March 14, 2019, the Company’s Board of Directors adopted the 2019 Plan to provide incentives to executive officers, employees, directors and consultants of the Company and/or its subsidiaries.  The Company reserved 300,000 shares of Class B Common Stock for the grant of awards under the 2019 Plan, subject to adjustment.  Incentives available under the 2019 Plan may include stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and deferred stock units. On July 13, 2020, the Board of Directors of the Company increased by 150,000, to 450,000, the number of shares of Class B Common Stock reserved for the grant of awards under the 2019 Plan, subject to adjustment.  As of October 31, 2020, 126,487 shares remained available to be awarded under the 2019 Plan.

On December 24, 2018, an employee was granted 1,370 shares of Class B Common Stock. In addition, in fiscal 2018, the Company agreed to grant this employee 15,000 shares of Restricted Stock pursuant to the 2009 Incentive Plan, with such shares scheduled vest in equal monthly installments over the 12-month period beginning on October 15, 2018. This employee left the employ of the Company on February 13, 2019 and therefore only 5,000 shares of Restricted Stock vested on January 24, 2019, and the remaining 10,000 shares of unvested Restricted Stock were cancelled due to the executive no longer being an employee of the Company.

On November 26, 2018, the Company agreed to issue to an employee 3,030 shares of Restricted Stock under the 2009 Incentive Plan, which vested in equal monthly installments ending on December 10, 2019.  In addition, 758 shares of fully vested Restricted Stock were granted to this same employee on March 14, 2019.

In fiscal 2018, the Company granted to an employee 1,000 shares of Restricted Stock under the 2009 Incentive Plan, with 666 of such shares vesting on June 20, 2018 and the remaining 334 shares originally scheduled to vest on September 20, 2019 and which are now scheduled to vest on September 30, 2020.  On March 20, 2019, the Company issue options to purchase 10,000 shares of Class B Common Stock, with a 10-year term and an exercise price of $31.00, under the 2009 Incentive Plan to this employee with the options being fully vested as of December 1, 2019.

In fiscal 2018, the Company agreed to grant to a consultant 750 fully vested shares of Restricted Stock per month during the term of his consulting agreement.  Accordingly, on March 14, 2019, the consultant was granted under the 2009 Incentive Plan 3,000 fully vested shares of Restricted Stock, for service provided in December 2018, January 2019, February 2019 and March 2019, and 750 fully vested shares of Restricted Stock on each of April 15, 2019 and May 15, 2019 for service provided in the applicable month.  On each of June 15, 2019, July 15, 2019, August 15, 2019 and September 15, 2019, the Company granted to the consultant under the 2019 Plan 750 fully vested shares of Restricted Stock for service provided in the applicable month.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 5—Notes Payable

Related party loans

On August 21, 2018, the Company entered into a loan agreement with the Company’s Chairman of the Board of Directors (who, at the time was also the Company’s Chief Executive Officer and majority stockholder) (the “Chairman”) for $5,000,000. Interest accrues at prime rate plus 1% and the loan matures August 20, 2022. Payment of principal and interest are payable from 70% of the Free Cash Flow, as defined in the loan agreement, of the Company’s CTM Media Group Inc. subsidiary. All outstanding shares of CTM Media Group Inc. stock are pledged as security under the agreement. On December 1, 2019, the Company amended the agreement providing that up to 60% of the interest due may, at the option of the Company, be paid in shares of Class B common stock (and the remaining amount in cash) with such shares valued based on the average closing prices for the Class B common stock on the ten trading days immediately prior to the applicable interest due date. As at October 31, 2020 the shares issued in connection with the loan interest was 56,545. The interest is to be paid quarterly on the loan. In conjunction with the loan, the Company issued the Chairman a warrant to purchase up to 89,243 shares of the Company’s Class B Common Stock at a price per share of $42.02. The warrant expires August 21, 2023. On July 13, 2020 $1,250,000 was converted into 314,070 shares of Class B Common Stock (Note 4- Equity). The outstanding amount at October 31, 2020 was $3,750,000.

On September 21, 2018, the Company entered into a bridge loan facility agreement with its Chairman for up to $26,000,000. The balance due under the facility was $0 at October 31, 2020. The proceeds from the private placement offering on March 9, 2020 were used to pay off the remaining $4,000,000 of the loan facility (Note 4- Equity). $8,000,000 of the loan facility was paid off in connection with the 2019 offering. As at October 31, 2020 the shares of Class B common stock issued by the Company was 14,902. In conjunction with the amendment to the loan, the Company issued the Chairman a warrant to purchase up to 98,336 shares of the Company’s Class B Common Stock at a price per share of $26.44. The warrant expires March 30, 2022.

For the fiscal year ended October 31, 2020 interest on the above loans amounted to $406,000 and for the fiscal year October 31, 2019 interest amounted to $1,204,403, which was charged to production cost.

The maturities under the loan agreement are anticipated to be as follows:

Date	Amount
2021	$-
2022	3,750,000
Total	$3,750,000

Bank loans

On November 21, 2018, a Variable Interest Entity (the “VIE”) (see Note 1) controlled by IDWE entered into a loan agreement with a bank that provides for a production financing commitment in the aggregate amount up to CAD 27,700,000. The loan is secured by the VIE’s assets, rights in the related television production’s episodes and distribution agreements for the production and is repayable from the assignment of proceeds of the related license agreements and tax credits, including interest based on the prime rate. The loan matures on January 31, 2021. On October 31, 2020, $8,149,000 was outstanding under the commitment.

On June 21, 2018, a VIE controlled by IDWE entered into a loan agreement with a bank that provides for a production financing commitment in the aggregate amount up to CAD 23,521,000. The loan is secured by the VIE’s assets, rights in the related television production’s episodes and distribution agreements for the production and is repayable from the assignment of proceeds of the related license agreements, including interest based on the prime rate. The loan matures on January 31, 2021. On October 31, 2020 $6,055,000 was outstanding under the commitment.

Future maturities under the VIE bank loans are as follows:

Date	Amount
2021	$14,204,000
Total	$14,204,000

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 5—Notes Payable (continued)

Government loans

On April 27, 2020, the Company (inclusive of IDWP and IDWE) received loan proceeds of $1,195,679 (the “IDWMH PPP Loan”) from Bank of America, N.A. pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The IDWMH PPP Loan, which was in the form of a Note dated April 15, 2020 issued by the Company, matures on April 15, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 24, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties, and under the terms of the loan, payments can be deferred for six months. Funds from the IDWMH PPP Loan may be used primarily for payroll costs and costs used to continue group health care benefits, and, up to a limited extent, on mortgage payments, rent, utilities, interest and other expenses as described in the CARES Act. Under the terms of the PPP, certain amounts of the IDWMH PPP Loans may be forgiven if they are used for those qualifying expenses. The Company used the entire IDWMH PPP Loan amount for those qualifying expenses.

Note 6—Business Segment Information

The Company has the following three reportable business segments: IDWP, IDWE and CTM.

The Company’s reportable segments are distinguished by types of service, customers and methods used to provide their services. The operating results of these business segments are regularly reviewed by the Company’s chief decision making officers.

The accounting policies of the segments are the same as the accounting policies of the Company as a whole. The Company evaluates the performance of its business segments based primarily on operating income. There are no other significant asymmetrical allocations to segments.

Operating results for the business segments of the Company are as follows:

(in thousands) (unaudited)	IDWP(a)	IDWE	CTM	IDWMH		Total
			(discontinued	(unallocated
			operations)	overhead)
Fiscal year ended October 31, 2020
Revenues	$23,850	$14,312	$-	$-		$38,162
Loss from operations	(103)	(8,589)	-	(632)		(9,324)
Loss from discontinued operations, net	-	-	(4,110)	-		(4,110)
Net loss	(103)	(8,589)	(4,110)	(996)		(13,798)
Total assets at October 31, 2020	15,189	22,091	11,171	6,207		54,658
Fiscal year ended October 31, 2019
Revenues	$20,094	$22,741	$-	NA	(b)	$42,835
Loss from operations	(5,205)	(19,847)	-	NA	(b)	(25,052)
Loss from discontinued operations, net	-	-	(1,294)	-		(1,294)
Net loss	(5,187)	(20,011)	(1,294)	NA	(b)	(26,492)
Total assets at October 31, 2019	10,994	55,792	10,351	NA	(b)	77,137

(a)	IDWP includes Clover Press through March 31, 2020. As of April 1, 2020, Clover Press was valued at the cost method and was no longer consolidated.

(b)	In prior fiscal year 100% of IDWMH overhead was allocated to business segments.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 7—Fair Value Measurement

In determining fair value, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level l Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most conservative level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of October 31, 2020 and 2019:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments as of October 31, 2020
Clover Press investment	$-	$-	$25	$25
Total Investments	$-	$-	$25	$25

Investments as of October 31,2019
Investments	$-	$-	$-	$-
Total Investments	$-	$-	$-	$-

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of Level 3 assets:

(in thousands)
Beginning balance, October 31, 2019	$-
Acquisition	25
Sales	-
Realized gains, net	-
Unrealized losses, net	-
Ending balance, October 31, 2020	$25

The investment in Clover Press does not have readily determined fair values and are valued at cost. There have been no events or changes in circumstances to indicate any signs of impairment as at October 31, 2020. Due to the small nature of the investment a change in the fair value would not be a significant impact to the Company’s performance or cash flows. There have not been any transfers between investment levels.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 8—Trade Accounts Receivable and Deferred Revenue

Trade accounts receivable consists of the following:

October 31 (in thousands)	2020	2019
Trade accounts receivable	$23,246	$43,643
Less allowance for sales returns	(296)	(152)
Less allowance for doubtful accounts	(29)	(29)
Trade accounts receivable, net	$22,921	$43,462

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available.

Changes in deferred revenue consist of the following:

(in thousands)
Beginning balance, October 31, 2019	$1,058
Deferral of revenue	2,725
Recognition of deferred revenue	(1,398)
Ending balance, October 31, 2020	$2,385

We expect to recognize approximately 100% of this revenue over the next 12 months.

Note 9—Accrued Expenses

Accrued expenses consist of the following:

October 31 (in thousands)	2020	2019
Royalties	$1,268	$813
Payroll & payroll taxes	110	803
Bonus	333	162
Production costs and participation	1,495	196
Other	747	1,062
Total	$3,953	$3,036

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 10—Property and Equipment

Property and equipment consist of the following:

October 31 (in thousands)	2020	2019
Equipment	$424	$378
Furniture & Fixtures	105	100
Leasehold improvements	826	829
Computer software	20	20
	1,375	1,327
Less accumulated depreciation and amortization	(965)	(765)
Property and equipment, net	$410	$562

Depreciation expense of all property and equipment was $200,000 and $182,000 for the fiscal 2020 and 2019, respectively.

Note 11—Intangible Assets

The tables below present information on the Company’s intangible assets and goodwill:

(in thousands)	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
Amortized intangible assets:

As of October 31, 2020:
Licensing Contracts	7 years	893	(841)	52

As of October 31, 2019:
Licensing Contracts	7 years	903	(788)	115

Amortization expense of intangible assets was $52,000 and $104,000 in fiscal 2020 and 2019, respectively.

Future estimated amortization expense as of October 31, 2020 is as follows:

(in thousands)
2021	$45
2022	7
Total	$52

The Company’s Goodwill is summarized as follows:

Fiscal Year Ended October 31 (in thousands)	2020	2019
Beginning balance	$199	$199
Additions – business acquisitions	-	-
Impairments	-	-
Total goodwill	$199	$199

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 12—Commitments

Lease Commitments

The Company has various lease agreements with terms up to 4 years, including leases of office space, warehouses, and equipment. Some leases include options to purchase, terminate or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised.

The assets and liabilities from operating leases are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company’s secured incremental borrowing rates or implicit rates, when readily determinable. Short-term leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company’s operating leases do not provide an implicit rate that can readily be determined. Therefore, we use a discount rate based on our incremental borrowing rate, which is determined using the Company’s interest rate on its line of credit.

The Company’s weighted-average remaining lease term relating to its operating leases is 1.65 years, with a weighted-average discount rate of 4.59%.

The Company recognized lease expense for its operating leases of $618,109 for the fiscal year ended October 31, 2020, respectively. The cash paid under operating leases during the fiscal year ended October 31, 2020 was $686,078.

At October 31, 2020, the Company had a right-of-use-asset related to operating leases of $1,329,086, accumulated amortization related to operating leases of $558,140 both of which are included as a component of right-of-use assets.

The lease commitments for the continuing operations are presented below:

Maturity of Lease Liability (in thousands)	Total
Fiscal years ending October 31:
2021	$594
2022	354
2023	13
2024	7
2025	-
Thereafter	-
Total undiscounted operating lease payments	$968
Less: imputed interest	(38)
Present value of operating lease liabilities	$930

Note 13—Income Taxes

Significant components of the Company’s deferred tax assets and deferred tax liabilities consist of the following:

Fiscal year Ended October 31 (in thousands)	2020	2019
Deferred tax assets:
Bad debt reserve	$8	$-
Accrued expenses	303	140
Exercise of stock options and lapsing of restrictions on restricted stock	1,360	1,459
Impairment	391	437
Amortization	2,686	3,581
Net operating loss	12,280	8,760
Total deferred tax assets	17,028	14,377
Valuation allowance	(17,028)	(14,377)
Net Deferred Tax Assets	$-	$-

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 13—Income Taxes (continued)

The (benefit from) provision for income taxes consists of the following:

Fiscal year ended October 31 (in thousands)	2020	2019
Current:
Federal	$-	$(42)
State and local	-	-
Foreign	-	-
	$-	$(42)
Deferred:
Federal	$-	$-
State and local	-	-
Foreign	-	-
	$-	$-
(Benefit from) provision for income taxes	$-	$(42)

The differences between income taxes expected at the U.S. federal statutory income tax rate and income taxes provided are as follows:

Fiscal year ended October 31 (in thousands)	2020	2019
U.S. federal income tax at statutory rate	$(2,034)	$(5,300)
Change in valuation allowance	2,651	7,020
State and local income tax, net of federal benefit	-	(1,747)
Tax law change	(620)	(42)
Non-deductible expenses	3	27
(Benefit from) provision for income taxes	$-	$(42)

At October 31, 2020, the Company had federal net operating loss carryforwards of approximately $44 million. These carry-forward losses are available to offset future U.S. federal taxable income. The pre-fiscal year 2019 net operating loss carryforwards will start to expire in fiscal 2030 and post 2019 losses of $36 million will not expire.

The change in the valuation allowance in fiscal 2020 was as follows:

(in thousands)	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year
Reserves deducted from deferred income taxes, net:
Valuation allowance	$14,377	$2,651	$-	$17,028

At October 31, 2018, the company performed an analysis of its deferred tax assets and determined that it is not more likely than not that they will be utilized and has established a valuation allowance against the asset. The valuation allowance remains.

At October 31, 2020 and 2019, the Company did not have any unrecognized income tax benefits. There were no changes in the balance of unrecognized income tax benefits in fiscal 2020 and fiscal 2019. At October 31, 2020, the Company did not expect any changes in unrecognized income tax benefits during the next twelve months. In fiscal 2020 and fiscal 2019, the Company did not record any interest and penalties on income taxes. At October 31, 2020 and 2019, there was no accrued interest included in current income taxes payable.

The Company currently remains subject to examinations of its tax returns as follows: U.S. federal tax returns for fiscal 2018 to fiscal 2020, state and local tax returns generally for fiscal 2017 to fiscal 2020.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 14—Deconsolidation of Subsidiary

a.	Effective April 1, 2020, the Company’s interest in Clover Press decreased to 19.9% and IDWMH no longer consolidates the operations of Clover Press. Accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Clover Press.

b.	Analysis of assets and liabilities over which the Company lost control

(in thousands)	March 31, 2020
Current assets
Cash and cash equivalents	$215
Trade accounts receivable	1
Inventory	62
Other current assets	9
Noncurrent assets
Intangible assets, net	10
Right-of-use assets	226
Other noncurrent assets	64
Current liabilities
Trade accounts payable	(38)
Operating lease obligation- current	(64)
Related party notes payable	(50)
Non-current liabilities
Operating lease obligations -long term	(169)
Net assets deconsolidated	$266

c.	Loss on deconsolidation of subsidiary

(in thousands) Fiscal year ended October 31, 2020
Fair value of interest retained	$25
Consideration received	100
Carrying amount of interest retained:
Net assets deconsolidated	(266)
Noncontrolling interests	106
Loss on deconsolidation of subsidiary	$(35)

Loss on deconsolidation of subsidiary was included in other expenses. The technique used to measure fair value was calculating the net present value of future EBITDA projected over five years. The transaction was not with a related party. The continuing involvement consists of 19.9% ownership and an officer of IDWMH has one of three seats on the board.

d.	Net cash outflow arising from deconsolidation of the subsidiary

(in thousands)	Fiscal Year Ended October 31, 2020
The balance of cash and cash equivalents deconsolidated	$(115)

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 15—Discontinued Operations

As a result of the economic downturn related to the outbreak of the COVID-19 virus, and the impact it had on small businesses in the tourist markets, the Company decided to make a strategic shift to dispose of CTM and to focus on its entertainment and publishing businesses.

On July 14, 2020, the Company and Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, executed a share purchase agreement pursuant to which the Company agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “SPA”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by the Company, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million. Prior to executing the share purchase agreement, the Company obtained a third-party’s valuation of CTM and a fairness opinion that stated the consideration being received by the Company in the CTM Sale was fair. In addition to the Company’s Board of Directors approving the CTM Sale, the Audit Committee of the Board of Directors, which is comprised entirely of independent directors, approved the CTM Sale in compliance with the Company’s Statement of Policy with respect to Related Person Transactions. The CTM Sale was also approved by (1) stockholders representing a majority of the combined voting power of the Company’s outstanding capital stock and (2) stockholders representing a majority of the combined voting power of the Company’s outstanding capital stock not held by Mr. Jonas or Immediate family members of Mr. Jonas, including, without limitation, trusts or other vehicles for the benefit of any of such immediate family members or entities under the control of such persons.   The Company will no longer have significant continuing involvement with CTM.

According to ASC 205-20-45-9 general corporate overhead should not be allocated to discontinued operations. The Company did not allocate any corporate overhead to CTM when it began being classified as held for sale in the third quarter of 2020 and continued to not allocate any expenses for the quarter ending October 31, 2020. In the prior quarters in 2020 corporate allocated a specific percentage and in fiscal 2019 100% of IDWMH overhead was allocated to business segments.

There is no loss to recognize on the classification of CTM as held for sale since the sale price of $3.75 million is greater than the net assets of $2.63 million.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 15—Discontinued Operations (continued)

Following is a summary of the Company’s results of discontinued operations for the fiscal years ended for 2020 and 2019, a schedule of assets and liabilities of discontinued operations as of October 31, 2020 and October 31, 2019, and total operating and investing cash flows of CTM operations for October 31, 2020 and October 31, 2019.

Results of discontinued operations	Fiscal year ended, October 31,
(in thousands)	2020	2019
Revenue	$9,264	$19,764
Direct cost of revenue	4,480	7,033
Selling, general and administrative	7,413	12,736
Depreciation and amortization	1,175	1,226
Bad Debt	680	80
Total costs and expenses	13,748	21,075
Loss from operations	(4,484)	(1,311)
Interest expense, net	(78)	(36)
Other income (expense), net	452	56
Loss before income taxes	(4,110)	(1,291)
(Provision for) benefit from income taxes	-	(3)
Net loss	$(4,110)	$(1,294)

Stock based compensation for discontinued operations included in selling, general and administrative expenses is $0 and $600,000 in the fiscal years ended October 31, 2020 and 2019, respectively.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 15—Discontinued Operations (continued)

Assets and liabilities of discontinued operations
October 31(in thousands)	2020	2019
Assets
Cash	$1,621	$2,622
Trade receivables, net	844	1,791
Prepaid expenses	368	773
Total current assets*		5,186
Property and equipment, net	1,274	2,516
Right-of-use assets, net	4,649	-
Intangibles assets, net	142	340
Goodwill	2,110	2,110
Other assets	163	199
Total Assets	$11,171	$10,351
Liabilities
Trade accounts payable	891	479
Accrued expenses	368	1,138
Deferred revenue	664	1,197
Government loan- current portion	1,125	-
Operating lease obligations-current portion	909	-
Finance lease obligations- current portion	342	396
Income taxes payable & other current liabilities	71	134
Total current liabilities*		3,344
Government loan- long term portion	684	-
Operating lease obligations – long term portion	3,034	-
Finance lease obligations – long term portion	452	683
Total non-current liabilities*	4,170	683
Total Liabilities	$8,540	$4,027

*	The assets and liabilities of the disposal group classified as held for sale are all classified as current on the October 31,2020 balance sheet since its probable the sale will occur and proceeds will be collected within one year. Therefore, no sub totals between current and non-current have been displayed.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 15—Discontinued Operations (continued)

Operating and investing cash flows from discontinued operations for the fiscal years ended October, 31

(in thousands)	2020	2019
Operating Activities:
Net loss	$(4,110)	$(1,294)
Depreciation and amortization	764	1,226
Bad debt	680	80
Amortization of finance lease	411	-
Amortization of right-of-use asset	1,329	-
Trade accounts receivable	266	(215)
Prepaid expenses and other assets	441	(463)
Trade accounts payable, accrued expenses and other current liabilities	(606)	402
Deferred revenue	(533)	83
Operating lease liability	(970)	-
Net cash used in operating activities	$(2,328)	$(181)

Investing Activities:
Business activities	-	(12)
Capital expenditure	(381)	(929)
Proceeds on disposition of long lived assets	185	-
Net cash used in investing activities	$(196)	$(941)

Note 16—Labor Agreements

IDWE produces its television shows utilizing primarily union-based employees, whether through its own special purpose subsidiaries or through independent production companies. Those unions represent employees that are subject to collective bargaining agreements and IDWE’s costs and scheduling of production are subject to those agreements.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 17—Related Party Transactions

On August 21, 2018, the Company entered into a loan agreement with the Company’s Chairman of the Board of Directors (who, at the time was also the Company’s Chief Executive Officer and majority stockholder) (the “Chairman”) for $5,000,000. Interest accrues at prime rate plus 1% and the loan matures August 20, 2022. Payment of principal and interest are payable from 70% of the Free Cash Flow, as defined in the loan agreement, of the Company’s CTM Media Group Inc. subsidiary. All outstanding shares of CTM Media Group Inc. stock are pledged as security under the agreement. On December 1, 2019, the Company amended the agreement providing that up to 60% of the interest due may, at the option of the Company, be paid in shares of Class B common stock (and the remaining amount in cash) with such shares valued based on the average closing prices for the Class B common stock on the ten trading days immediately prior to the applicable interest due date. As at October 31, 2020 the shares issued in connection with the loan interest was 56,545. The interest is to be paid quarterly on the loan. In conjunction with the loan, the Company issued the Chairman a warrant to purchase up to 89,243 shares of the Company’s Class B Common Stock at a price per share of $42.02. The warrant expires August 21, 2023. On July 13, 2020 $1,250,000 was converted into 314,070 shares of Class B Common Stock (Note 4- Equity). The outstanding amount at October 31, 2020 was $3,750,000.

On September 21, 2018, the Company entered into a bridge loan facility agreement with its Chairman for up to $26,000,000. The balance due under the facility was $0 at October 31, 2020. The proceeds from the private placement offering on March 9, 2020 were used to pay off the remaining $4,000,000 of the loan facility (Note 4- Equity). $8,000,000 of the loan facility was paid off in connection with the 2019 offering. As at October 31, 2020 the shares of Class B common stock issued by the Company was 14,902. In conjunction with the amendment to the loan, the Company issued the Chairman a warrant to purchase up to 98,336 shares of the Company’s Class B Common Stock at a price per share of $26.44. The warrant expires March 30, 2022.

For the fiscal year ended October 31, 2020 interest on the above loans amounted to $406,000 and for the fiscal year October 31, 2019 interest amounted to $1,204,403, which was charged to production cost.

On July 14, 2020, the Company and Howard S. Jonas, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, executed a share purchase agreement pursuant to which the Company agreed to sell all of the stock of CTM to Mr. Jonas or his assignee (the “SPA”) for (i) the cancelation of $3.75 million of indebtedness owed to Mr. Jonas by the Company, (ii) a contingent payment of up to $3.25 million based upon a recovery of quarterly revenues of CTM to 90% of its fiscal 2019 levels during the 18-month period following the closing of the CTM Sale, and (iii) a contingent payment if CTM is sold within 36 months for more than $4.5 million. Prior to executing the share purchase agreement, the Company obtained a third-party’s valuation of CTM and a fairness opinion that stated the consideration being received by the Company in the CTM Sale was fair. In addition to the Company’s Board of Directors approving the CTM Sale, the Audit Committee of the Board of Directors, which is comprised entirely of independent directors, approved the CTM Sale in compliance with the Company’s Statement of Policy with respect to Related Person Transactions. The CTM Sale was also approved by (1) stockholders representing a majority of the combined voting power of the Company’s outstanding capital stock and (2) stockholders representing a majority of the combined voting power of the Company’s outstanding capital stock not held by Mr. Jonas or Immediate family members of Mr. Jonas, including, without limitation, trusts or other vehicles for the benefit of any of such immediate family members or entities under the control of such persons.    The Company will no longer have significant continuing involvement with CTM.

The Company is the sole member of CTM Media Charitable Foundation, an IRS Section 501(c)(3) non-profit corporation (the “Foundation”), and the Company’s former COO and CFO are the directors and officers of the Foundation. There were no balances outstanding between the Company and the Foundation as of October 31, 2020 and 2019.

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 18—Defined Contribution Plans

The Company has a 401(k) Plan that are available to all its employees meeting certain eligibility criteria. The 401(k) Plan permits participants to contribute a portion of their salary with no minimum deferred required, not to exceed the limits established by the Internal Revenue Code. The Plan provides for discretionary matching contributions as determined in the Company’s sole discretion, which vest either immediately or over six years, depending upon the specific plan’s documents. All contributions made by participants vest immediately into the participant’s account.

The Company also has a 401(k) matching plan whereby the Company matches a percentage of employee 401(k) contributions, based on maximum employee deferral rates of calendar year W-2 compensation, as defined in the plans. Funds are added to accounts of employees that are actively employed in a given calendar year, as defined. Although the Company is fully committed to the plans, the company’s match and the terms of the match are subject to cancellation and/or change, at any time, without notice.

The Company contributed approximately $54,000 and $99,000 for the fiscal years ended October 31, 2020 and October 31, 2019 respectively.

For union contractors, the company contributes to multiemployer pension plans jointly administered by industry and union representatives. The risk of participating in U.S. multiemployer pension plans is different from single employer pension plans in the following aspects:

a) Assets contributed to the multiemployer plan by one employer may be used to provide benefits of employment to other participating employers.

b) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

c) If the Company stops participating in some of its multiemployer pension plans, it may be required to pay those plans an amount based on the underfunded status of the entire plan, referred to as a withdrawal liability.

The Company’s participation in these plans for the years ended October 31, 2020 and October 31, 2019 is outlined in the following table. The information provided by the multi-employer plan is for the plan year 2019 from January 1,2019 to December 31, 2019. The Plan Protection Act (“PPA”) zone status column ranks the funded status of multiemployer pension plans depending upon a plan’s current and projected funding. The zone status is based on information that the Company received from the plan. Among other factors, the plan is in the Red Zone (Critical) if it has a current funded percentage less than 65%. A plan is in the Yellow Zone (Endangered) or Orange Zone (Seriously Endangered) if it has a current funded percentage of less than 80%, or projects a credit balance deficit within seven years. A plan is in the Green Zone (Healthy) if it has a current funded percentage greater than 80% and does not have a projected credit balance deficit within seven years. The Funding Improvement Plan (“FIP”)/Rehabilitation Plan (“RP”) status column indicates plans for which a FIP or RP is either pending or in place. The following table contains information about the Company’s multiemployer pension plans for the years ended October 31, 2020 and 2019:

IDW MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED OCTOBER 31, 2020 AND 2019

Note 18—Defined Contribution Plans (continued)

The following table contains information about the Company’s multiemployer pension plans for the years ended October 31, 2020 and 2019.

Producer-Writer Guild of American Pension Plan

Expiration date of Collective Bargaining Agreement	NA

Employer Identification Number	95-2216351
Plan Number	001
PPA Status 2020	NA
PPA Status 2019	Green
FIP/RP Status Pending/Implemented	NA
Company’s Contributions 2020	$18,555
Company’s Contribution 2019	$7,695
Center Contributions > 5% 2020	NA
Center Contributions > 5% 2019	No
Plan’s year-end	Dec 31/2019

The Company currently has no intention of withdrawing from any of the multiemployer pension plans in which they participate.

Note 19—Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Note 20—Subsequent events

Management has evaluated subsequent events through January 25, 2021, the date on which the consolidated financial statements were available to be issued. There were no material subsequent events that require recognition or additional disclosures in these consolidated financial statements, except as follows:

On December 24, 2020, the Company applied for forgiveness on the IDWMH PPP loan of $1,195,679.  Forgiveness was applied for under SBA form 3508, using the 24-week Alternative Payroll Covered Period.  As 100% of the loan was used during this period for payroll and related payroll expenses, it is anticipated that the IDWMH PPP loan will be forgiven in its entirety.

2,500,000 Shares of Class B Common Stock

Class B Common Stock

PROSPECTUS

Sole Bookrunner

EF Hutton

division of Benchmark Investments, Inc.

August 4, 2021

Through and including August 29, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.